Exhibit 99.1
FORM 51-102F3
MATERIAL CHANGE REPORT
This material change report contains forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and the Ontario Securities Act relating, but not limited to, Fording’s expectation, intentions, plans and beliefs. For further details, see “Forward-Looking Information Advisory” in the press release attached hereto as Schedule “A”.
1.	Name and Address of Company

Fording Canadian Coal Trust (“Fording” or the “Trust”) 1000, 205 — 9th Avenue S.E. Calgary, Alberta T2G 0R4

2.	Date of Material Change

July 29, 2008.

3.	News Release

The press release attached hereto as Schedule “A”, and which forms a part hereof, was issued on July 29, 2008 and disseminated through the facilities of Marketwire. A copy of the press release is available on SEDAR at www.sedar.com.

4.	Summary of Material Change

On July 29, 2008, Fording announced that it had entered into a definitive arrangement agreement dated July 29, 2008 (the “Arrangement Agreement”) to sell all of its assets, which consist primarily of a non-operating royalty interest in the Elk Valley Coal Partnership, to Teck Cominco Limited (“Teck Cominco”) by way of a plan of arrangement (the “Transaction”), pursuant to which Fording unitholders (“Unitholders”) will receive a combination of US$82.00 cash, which includes a final distribution from Fording of US$3.00 per unit of Fording (“Unit”), and 0.245 of a Teck Cominco Class B subordinate voting share (“Teck Cominco Shares”) per Unit (“Unit Proceeds”). In the aggregate, Teck Cominco will pay approximately US$12.4 billion in cash and issue 36.9 million Teck Cominco Shares in consideration for the Fording assets, and will assume any residual liabilities of Fording on closing.

5.	Full Description of the Material Change

On July 29, 2008, Fording announced that it had entered into the Arrangement Agreement, pursuant to which Fording has agreed to sell all of its assets, which consist primarily of a non-operating royalty interest in the Elk Valley Coal Partnership, to Teck Cominco by way of plan of arrangement. In accordance with the Arrangement Agreement, Unitholders will receive a combination of US$82.00 cash, which includes a final distribution from Fording of US$3.00 per Unit, and 0.245 of a Teck Cominco Share per Unit. A copy of the Arrangement Agreement is attached hereto as Schedule “B” and forms a part hereof. In the aggregate, Teck Cominco will pay approximately US$12.4 billion in cash and issue 36.9 million Teck Cominco Shares in consideration for the Fording assets, and will assume any residual liabilities of Fording on closing. The Arrangement Agreement is also available on SEDAR at www.sedar.com.

The sale is the culmination of an extensive review of strategic alternatives by the independent committees of each of the Trust and Fording (GP) ULC (“Fording ULC”), a wholly-owned subsidiary of Fording (collectively, the “Independent Committees”). The Independent Committees have, among other things, conducted a global search for potential purchasers of Fording.
The Board of Trustees of the Trust (the “Fording Trustees’) and the Board of Directors of Fording ULC (the “Fording Directors”) (excluding those Fording Trustees and Fording Directors that are not independent of Teck Cominco and who abstained from voting) unanimously approved the Transaction and authorized the Trust to enter into the Arrangement Agreement following the unanimous recommendation of the Independent Committees that the Fording Trustees and the Fording Directors recommend that Unitholders vote in favour of the Transaction.
RBC Capital Markets advised that the consideration under the Transaction is fair, from a financial point of view, to Unitholders (other than Teck Cominco and its affiliates).
Teck Cominco currently holds approximately 19.7% of the Units and is the Managing Partner of the Elk Valley Coal Partnership, the metallurgical coal business from which Fording receives substantially all of its cash flow. Because the Transaction is considered a “business combination” under Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions, the Independent Committees retained National Bank Financial Inc. (“National Bank”) as an Independent Valuator to perform a formal valuation of the Units. National Bank concluded that the value of the Units was within a range from CDN$79.00 to CDN$99.00.
The Arrangement Agreement provides for, among other things, a non-solicitation covenant by Fording, subject to customary provisions that entitle Fording to consider and accept a Superior Proposal (as defined in the Arrangement Agreement), a right in favour of Teck Cominco to match any Superior Proposal (with a matching period of 8 business days), and the payment by Fording to Teck Cominco of a termination payment of US$400 million if the Transaction is not completed as a result of the Trustees accepting a Superior Proposal and in certain other limited circumstances.
Teck Cominco has agreed that if there is an Acquisition Proposal (as defined in the Arrangement Agreement) that is a Superior Proposal and that would otherwise be subject to its existing 60 day right of first offer under the agreements between Teck Cominco and Fording relating to the Elk Valley Coal Partnership, then if it does not exercise its matching rights under the Arrangement Agreement it will, effective upon receipt of the termination payment of US$400 million payable under the Arrangement Agreement, be deemed to have waived such rights in respect of such proposal.
In addition, Teck Cominco may be required to pay Fording an expense payment to a maximum of CDN$10 million if: (a) the Arrangement Agreement is terminated because the necessary Securityholder approval is not obtained at the special meeting of Securityholders to approve the Transaction, or (b) the Arrangement Agreement is terminated because: (i) Teck Cominco is unable to demonstrate that it has or will be able to draw on or prior to the effective date of the Transaction the funds (other than the funds resulting from the sale of its Units) necessary to complete the Transaction, or (ii) Teck Cominco’s lenders do not confirm to Teck Cominco in writing that the conditions precedent to the availability of Teck Cominco’s debt financing, other than certain enumerated conditions, have been satisfied or waived.

Teck Cominco has entered into a debt commitment letter with a syndicate of banks to borrow US$9.8 billion to finance a portion of the Transaction. Teck Cominco has filed such debt commitment letter on SEDAR at www.sedar.com. Teck Cominco has agreed that it will use its best efforts to arrange and obtain the debt financing contemplated by the debt commitment letter as soon as reasonably practicable, but in any event prior to October 31, 2008, on the terms and conditions described therein.
The Transaction is subject to customary and other conditions including, among others, the availability of financing arranged by Teck Cominco and receipt of all necessary court and regulatory approvals. The Transaction is subject to obtaining both the approval of two-thirds of Securityholders (voting as one class), two-thirds of Unitholders voting at the meeting and a simple majority of Unitholders voting at the meeting (other than Teck Cominco and any related party of Teck Cominco). The Securityholders consist of the Unitholders and a limited number of holders of options issued prior to Fording’s conversion into an income fund and a limited number of holders of Phantom Units under Fording’s compensation plans.
Closing is expected to occur after a period of 20 trading days following the day on which the conditions are satisfied (the “Transaction Confirmation Date”), during which period the Units will continue to trade on the Toronto Stock Exchange and the New York Stock Exchange.
Fording and Teck Cominco each have certain rights to terminate the Arrangement Agreement. The Arrangement Agreement may be terminated in, among others, the following circumstances: (a) by mutual written consent of the parties; (b) by either Fording or Teck Cominco, as applicable, if the conditions of closing in its favour have not been satisfied or waived by November 20, 2008; (c) by Teck Cominco if the Fording Trustees fail to recommend or reaffirm their recommendation of the Transaction or if they make a change in recommendation; (d) by Teck Cominco if Fording breaches its non-solicitation obligations in any material respect; (e) by Fording or by Teck Cominco if the Fording meeting is held and completed and the necessary Securityholder approval is not obtained; (f) by Fording in order to enter into an agreement in respect of a Superior Proposal; (g) by Teck Cominco if, following the Transaction Confirmation Date (i) Teck Cominco determines, in good faith, that the total amount of all of the liabilities and other obligations of Fording existing after completion of the steps comprising the plan of arrangement, including all unpaid transaction expenses (the “Residual Liabilities”) on the effective date of the Transaction and immediately after completion of the steps comprising the plan of arrangement, net of current assets of Fording and excluding the FX Hedge (as defined in the Arrangement Agreement), will exceed CDN$475 million (if the Fording Credit Agreement (as defined in the Arrangement Agreement) will not be repaid on or prior to the effective date of the Arrangement) or CDN$200 million (if the Fording Credit Agreement will be repaid on or prior to the effective date of the Transaction without incurring liabilities to make such repayment), and such excess constitutes a material adverse change; or (ii) Teck Cominco determines, in good faith, that the total amount of the Residual Liabilities on the effective date of the Transaction and immediately after completion of the steps comprising the plan of arrangement, net of current assets of Fording and excluding the FX Hedge and any Residual Liabilities that were not incurred in wilful violation of this Agreement, will exceed CDN$475 million (if the Fording Credit Agreement will not be repaid on or prior to the effective date of the Transaction) or CDN$200 million (if the Fording Credit Agreement will be repaid on or prior to the effective date of the Transaction without Fording incurring liabilities to make such repayment); (h) by Teck Cominco or by Fording if: (x) the Transaction Confirmation Date does not occur on or before November 20, 2008; or (y) the effective date of the Transaction does not occur on or before December 30, 2008, except that this right to terminate the Arrangement Agreement shall not be available to any party whose wilful failure to fulfill any of its obligations has been the cause of, or resulted in, the failure of the Transaction Confirmation Date or the effective date of the Transaction, as applicable, not to occur by such date; (i) by Teck Cominco or by Fording if after the date of the Arrangement Agreement any action is taken under applicable laws or any statute, rule, regulation or order is enacted, enforced, promulgated, issued, amended, modified or terminated by any court, department, board, regulatory authority, government entity or similar agency, domestic or foreign, entitled to exercise jurisdiction over either of the parties, or in the administration or interpretation thereof, that has become final and non-appealable and that makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Transaction or any other transactions contemplated herein which are necessary to complete the Transaction; or (j) by Teck Cominco or by Fording if after the date of the Arrangement Agreement any action is taken under applicable laws or any statute, rule, regulation or order is enacted, enforced, promulgated, issued, amended, modified or terminated by any court, department, board, regulatory authority, government entity or similar agency, domestic or foreign, entitled to exercise jurisdiction over either of the parties, or in the administration or interpretation thereof, or any announcement is issued or made by way of press release or otherwise by any such department, board, regulatory authority, government entity or similar agency that results in a material and adverse change in the anticipated tax treatment of the Transaction, or any material part thereof, to Fording or Teck Cominco or any Unitholders, provided that in the case of a material and adverse change in the anticipated tax treatment to the Unitholders, only Fording may terminate the Arrangement Agreement.
The material termination rights that effectively extend during the period from the Transaction Confirmation Date until the effective date of the Transaction are items (a), (g), (h)(y), (i) and (j) set out in the preceding paragraph
No further regular quarterly distributions will be made if the Transaction is completed. If the Transaction is completed, the Units will be delisted from each of the Toronto Stock Exchange and the New York Stock Exchange.
The Transaction is structured as a sale of assets by Fording and a subsequent distribution to Unitholders of the Unit Proceeds. As a result, Unitholders who are residents of Canada will be allocated income from Fording for tax purposes (in an amount substantially equal to the value of the Unit Proceeds), which will be taxed as ordinary income, rather than being taxed as a capital gain. Those Unitholders will also generally realize a capital loss on the Transaction. Canadian Unitholders who are taxable and hold their Units on income account will generally be taxable on the net gain for tax purposes (after deducting the cost of such Units from their gain). Unitholders who are not resident in Canada will generally be subject to Canadian withholding tax at source on the full amount of the Unit Proceeds.
Unitholders are urged to consult their tax advisors and read carefully the tax disclosure section of the Management Information Circular relating to the Transaction when it is available.
6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

No information has been omitted from this report on the basis that such information is confidential.

8.	Executive Officer

The name and business number of an executive officer of the Trust that is knowledgeable about this material change is:

Jim Jones, Vice President, Human Resources and Legal Affairs (Secretary)

Telephone: (403) 260-9800 Facsimile: (403) 260-5221

9.	Date of Report

August 5, 2008.

SCHEDULE “A”
PRESS RELEASE

NEWS RELEASE

All amounts in Canadian dollars unless otherwise noted
Suite 1000, 205 Ninth Ave. S.E.
Calgary, Alberta T2G 0R3
Website: www.fording.ca
FORDING CANADIAN COAL TRUST ANNOUNCES
AGREEMENT TO SELL ALL OF ITS ASSETS TO TECK COMINCO –
UNITHOLDERS TO RECEIVE $14.1 BILLION
CALGARY, July 29, 2008 — Fording Canadian Coal Trust (“Fording”) (TSX: FDG.UN, NYSE: FDG) today announced that it has entered into an agreement to sell all of its assets to Teck Cominco Limited (“Teck Cominco”) by way of a plan of arrangement (the “Transaction”), pursuant to which Fording unitholders will receive $93.76 per unit payable in a combination of US$82.00 cash and 0.245 of a Teck Cominco Class B subordinate voting share (“Teck Cominco Shares”) per Fording unit. “We are pleased to be able to present Fording unitholders with this opportunity to realize enhanced value from their investment,” said Michael Grandin, the Chair of the Independent Committee of the Fording Trustees. It is expected that the Fording unitholder meeting to consider the Transaction will occur in late September 2008 and that the Transaction will be completed in late October 2008.
The US$82.00 per unit cash payment, which includes a final distribution of US$3.00 per unit, and Teck Cominco Shares (the “Unit Proceeds”) equate to $14.1 billion. This represents a value of US$91.66 per unit or $93.76 per unit (“Unit Value”), based on the closing trading price of the Teck Cominco Shares of $40.41 and an exchange rate of US$0.978/C$1.00 in each case on July 28, 2008.
The Unit Value represents a premium of 17% to the weighted average trading price of the Fording units on the Toronto Stock Exchange during the twenty trading days ending Monday, July 28, 2008. Fording’s units closed at $83.80 on the Toronto Stock Exchange on Monday, July 28, 2008. The weighted average trading price of the Teck Cominco Shares on the TSX for the twenty trading days ending Monday, July 28, 2008 was $41.90.
For Fording, the sale is the culmination of an extensive review of strategic alternatives by the Independent Committee of the Trustees of Fording and the Independent Committee of the Directors of Fording (GP) ULC, a wholly owned subsidiary of Fording. The Independent Committees have, among other things, conducted a global search for potential purchasers of Fording. Negotiations with Teck Cominco were directed by the Independent Committees and led by Mr. Grandin. The Independent Committees have unanimously recommended that the Fording Trustees and the Fording Directors support the transaction. The Fording Trustees and Fording Directors (excluding those that are not independent of Teck Cominco and who abstained from voting) have unanimously approved the Transaction. The Fording Trustees and Fording Directors were advised verbally by RBC Capital Markets, the advisor to the Independent Committees, that the consideration to be received by unitholders under the Transaction is fair from a financial point of view to Fording unitholders (other than Teck Cominco and any related parties of Teck Cominco).
Mr. Grandin stated, “Our review of strategic alternatives included an examination of a variety of options including a possible sale of Fording or its assets. During that process, the Independent Committees reviewed expressions of interest and concluded that the Teck Cominco offer represents the best alternative for Fording unitholders. While our sale process attracted interest from numerous companies involved in the global mining and steel industries, certain issues, such as our corporate structure and our non-operating 60% interest in the Elk Valley Coal Partnership, presented challenges to some potential acquirors. Consolidation of the ownership of Elk Valley Coal is a logical step, particularly in light of recent strength in metallurgical coal prices, as well as the need to address our income trust structure before 2011.”
Teck Cominco currently holds approximately 19.9% of the units of Fording and is the Managing Partner of the Elk Valley Coal Partnership, the metallurgical coal business from which Fording receives substantially all of its cash flow. Because Teck Cominco is considered a related party, the Independent Committees retained National Bank Financial Inc. (“National Bank”) as an Independent Valuator to perform a formal valuation of the Fording Units. National Bank concluded that the value of the Fording units was within a range from $79.00 to $99.00.
Teck Cominco and Fording have entered into an arrangement agreement which provides for, among other things, a non-solicitation covenant by Fording, subject to customary provisions that entitles Fording to consider and accept a superior proposal, a right in favour of Teck Cominco to match any superior proposal, and the payment by Fording to Teck Cominco of a termination payment of US$400 million if the Transaction is not completed as a result of the superior proposal and in certain other circumstances. Teck Cominco will also assume any residual liabilities of Fording. The Fording units will be delisted from the TSX and NYSE upon completion of the Transaction.
The Transaction is subject to a number of conditions, including obtaining both the approval of two-thirds of unitholders voting at the meeting and a simple majority of unitholders voting at the meeting (other than Teck Cominco and any related party of Teck Cominco). The Transaction is also subject to court approval as a plan of arrangement, listing approval from the TSX and NYSE in respect of the Teck Cominco Shares to be distributed to unitholders, regulatory approvals in certain jurisdictions and a number of other customary conditions. Teck Cominco has agreed to pay up to $10 million in transaction costs if the Transaction is not approved by Fording’s unitholders and in certain other circumstances.
Teck Cominco has entered into a debt commitment letter with a syndicate of banks to borrow US$9.8 billion to finance a portion of the Transaction. The Transaction is subject to the availability to Teck Cominco of such financing at closing. Teck Cominco has also advised it intends to sell its 29.5 million Fording units subsequent to the Fording unitholder meeting and utilize the net proceeds to fund a portion of the Transaction.
The Transaction is structured as a sale of assets by Fording and a subsequent distribution to Fording unitholders of the Unit Proceeds. As a result, unitholders who are residents of Canada will be allocated income from Fording for tax purposes (in an amount substantially equal to the value of the Unit Proceeds) which will be taxed as ordinary income, rather than being taxed as a capital gain. Unitholders who are not resident in Canada will be subject to Canadian withholding tax at source on the full amount of the Unit Proceeds.
Fording’s unitholders are urged to consult their tax advisors and read carefully the tax disclosure section of the Information Circular relating to the Transaction when it is available. Canadian unitholders who are taxable and hold their Fording units as a capital investment will generally receive capital gain or loss treatment on any sale of their units in the public markets and therefore may prefer to sell their units in the public markets prior to the completion of the Transaction. Non-Resident unitholders may also prefer to sell their units in the public markets prior to the completion of the Transaction.
It is currently anticipated that the Fording unitholder meeting to consider the Transaction will occur in late September 2008 and that the closing of the Transaction will occur in late October 2008. Further, the closing of the Transaction will occur approximately 20 trading days after Fording and Teck Cominco publicly announce that the conditions to closing have been satisfied (including court, unitholder and regulatory approvals). Unitholders will therefore have time to decide whether to sell their units in the public markets prior to completion of the Transaction or receive the Unit Proceeds on closing. No further regular quarterly distributions will be made if the Transaction is completed.
The Independent Committees have retained RBC Capital Markets as financial advisor and Osler, Hoskin & Harcourt LLP as its Canadian and U.S. legal counsel.
About Fording
Fording Canadian Coal Trust is an open-ended mutual fund trust and one of the largest royalty trusts in Canada. Fording holds a 60% interest in the metallurgical coal operations of the Elk Valley Coal Partnership. The Elk Valley Coal Partnership is the world’s second largest exporter of seaborne metallurgical coal, supplying high-quality coal products to the international steel industry. Fording’s Units are traded on the Toronto Stock Exchange under the symbol FDG.UN and on the New York Stock Exchange under the symbol FDG.
Investor and Analyst Conference Call and Webcast
Teck Cominco has organized a conference call and webcast regarding the Transaction as follows:
Tuesday, July 29, 2008, at 8:45 a.m. (EDT)
Toll Free (North America): 1-866-696-5910
Local/International: +416-340-2217
The live webcast can be accessed by visiting Teck Cominco’s website at www.teckcominco.com and clicking on the event title under “Webcasts” or by accessing http://www.marketwire.com. According to Teck Cominco, the conference call will be available for replay until Thursday, August 28, 2008, by calling 1-800-408-3053 for North American callers and +416-695-5800 for international/local callers. Passcode: 3267832#.

Forward-Looking Information Advisory
This press release contains forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and the Ontario Securities Act relating, but not limited to, Fording’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance.
Unitholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate.
These risks include that the parties will not proceed with the Transaction, that the terms of the Transaction as implemented will vary from those currently contemplated, that the Transaction will not be successfully contemplated for any reason including the failure to obtain required unitholder approval, that the Teck Cominco debt financing contemplated by debt commitment letter will not be available at closing, failure to obtain court approval or inability to obtain clearance from regulatory authorities. Fording cautions that the list of risks and assumptions set forth or referred to above is not exhaustive. Some of the risks, uncertainties and other factors which negatively affect the reliability of forward-looking information are discussed in Fording’s public filings with the Canadian and United States securities regulatory authorities, including its most recent management information circular, annual report, management’s discussion and analysis, quarterly reports, material change reports and new releases. Fording’s public filings are available through Fording’s website at www.fording.ca. Copies of Fording’s Canadian public filings are available on SEDAR at www.sedar.com. Fording’s public filings in the United States, including Fording’s most recent annual report on form 40-F, as supplemented by its filings on form 6-K, are available at www.sec.gov. Fording further cautions that information contained on, or accessible through, these websites is current only as of the date of such information and may be superseded by subsequent events or filings. Fording undertakes no obligation to update publicly or otherwise revise any information, including any forward-looking information, whether as a result of new information, future events or other such factors that affect this information except as required by law.
FOR FURTHER INFORMATION PLEASE CONTACT:
Colin Petryk
Fording Canadian Coal Trust
Director, Investor Relations
(403) 260-9823
Email: investors@fording.ca

SCHEDULE “B”
ARRANGEMENT AGREEMENT
This agreement is being filed on SEDAR and EDGAR as required by applicable Canadian and U.S. securities regulatory authorities. It is an agreement between the contracting parties with respect to the matters described in the agreement, and is not intended to provide factual information about the contracting parties to any other persons other than the contracting parties. This agreement contains representations and warranties made by the parties. The representations and warranties set forth in this agreement were made by and to the parties to the agreement for the purposes of the agreement and are subject to qualifications and limitations agreed by the parties in connection with negotiating and entering into the agreement. In addition, these representations and warranties were made as of specified dates, may be subject to a contractual standard of materiality different from what may be viewed as material to Unitholders, or may have been used for the purpose of allocating risk between the parties instead of establishing such matters as facts. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date hereof, may have changed since the date of the Arrangement Agreement. They should be viewed by investors in this context.

EXECUTION VERSION
ARRANGEMENT AGREEMENT
Between
TECK COMINCO LIMITED
-and-
FORDING CANADIAN COAL TRUST
Dated July 29, 2008

- ii -

ARRANGEMENT AGREEMENT
THIS ARRANGEMENT AGREEMENT is made the 29th day of July, 2008.
BETWEEN:
TECK COMINCO LIMITED,
a corporation existing under the laws of Canada (“Purchaser”),
- and -
FORDING CANADIAN COAL TRUST,
a trust existing under the laws of the Province of Alberta (“Fording”),
(Purchaser and Fording are collectively referred to herein as the “Parties” and each of them is a “Party”).
RECITALS:
A.	The Parties wish to propose an arrangement involving the Parties, certain subsidiaries or other affiliates of each of the Parties and certain securityholders of Fording.

B.	The Parties intend to carry out the transactions contemplated herein by way of an arrangement under the provisions of the Business Corporations Act (Alberta).

C.
In furtherance of the foregoing, the Parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to the above-noted arrangement.

NOW THEREFORE the Parties agree as follows:
ARTICLE 1
DEFINITIONS AND BREAKOUT PRINCIPLES OF INTERPRETATION
1.1 Definitions
In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the following meanings, respectively:
“Acquired Assets” means:
(a)	a 100% interest in the Royalty;

(b)	all of the limited partnership interests in Fording LP held by Fording;

(c)	all of the issued and outstanding equity securities of Fording ULC;

(d)	all of the issued and outstanding equity securities of the Legacy Subsidiaries held by Fording at the Effective Time; and

(e)	all of the other assets of Fording following the completion of the steps comprising the Plan of Arrangement, other than its rights under this Agreement;
“Acquiror” means a corporation to be incorporated under the laws of the Province of Alberta as a direct wholly owned subsidiary of Fording for purposes of participating in the Arrangement;
“Acquisition Proposal” means any offer, proposal or inquiry, whether or not in writing and whether or not delivered to Unitholders, from any person or group of persons including any of such person’s officers, directors or employees, after the date hereof relating to:
(a)
a securities exchange, merger, amalgamation, consolidation, recapitalization, arrangement, reorganization, business combination, liquidation, dissolution or other similar transaction involving Fording or any of the Fording Subsidiaries,

(b)
any acquisition or purchase (or any lease, long-term supply agreement, assignment or other arrangement or transaction having a similar economic effect as a sale), direct or indirect, in a single transaction or series of related transactions, of assets representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue or net income of Fording and the Fording Subsidiaries, or any of the voting or equity securities of Fording or any of the Fording Subsidiaries (or rights or interests therein or thereto), or

(c)
any take-over bid, tender offer or exchange offer that, if consummated, would result in such person or group of persons beneficially owning 20% or more of any class of voting or equity securities of Fording or any of the Fording Subsidiaries, or similar transactions, or series of transactions, involving Fording or any of the Fording Subsidiaries, or a proposal or public announcement of an intention to do any of (a), (b) or (c), or a public announcement of an intention to effect a similar transaction or series of transactions, in each case excluding the Arrangement and the transactions expressly contemplated by this Agreement;
“Act” means the Securities Act (Alberta);
“affiliate” and “associate” have the respective meanings ascribed to them under the Act, except that for greater certainty the Partnership shall not, for purposes of this Agreement, be considered to be an affiliate of Purchaser;
“Agreement” means this Arrangement Agreement, including all schedules annexed hereto, as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with the terms hereof and references to “Article” or “Section” mean the specified Article or Section of this Agreement;

“Announced Acquisition Proposal” has the meaning ascribed thereto in Section 5.6(a)(ii);
“Arrangement” means the arrangement involving Purchaser, Acquiror, Fording, Fording ULC, certain subsidiaries or other affiliates of Fording and Purchaser and the Securityholders, under the provisions of Section 193 of the Corporate Statute, on the terms and subject to the conditions set forth herein and in the Plan of Arrangement;
“Arrangement Resolution” means the resolution approving the Plan of Arrangement to be considered by the Securityholders at the Fording Meeting, which shall be in form and content satisfactory to Fording and Purchaser, each acting reasonably;
“Articles of Arrangement” means the articles of arrangement of Acquiror in respect of the Arrangement that are required by the Corporate Statute to be sent to the Registrar after the Final Order is made, following completion of the Pre-Closing Period, in order to give effect to the Arrangement, which shall be in form and content satisfactory to Fording and Purchaser, each acting reasonably;
“Benefit Plans” means plans, arrangements, agreements, programs, policies, practices or undertakings, whether oral or written, formal or informal, funded or unfunded, insured or uninsured, registered or unregistered to which Fording or any of the Fording Subsidiaries is a party or bound by or in which eligible Fording Trustees, Fording Directors, Employees or directors or officers of the Fording Subsidiaries or any former directors, officers or employees of Fording or the Fording Subsidiaries, participate (in their capacity as such directors, trustees, officers or employees) or under which Fording, or any of the Fording Subsidiaries, has, or will have, any liability or contingent liability, pursuant to which payments are made, or benefits are provided to, or an entitlement to payments or benefits may arise with respect to any eligible persons, excluding Statutory Plans;
“Break Fee” has the meaning ascribed thereto in Section 8.2;
“business day” means any day on which commercial deposit taking banks are generally open for ordinary banking business in Calgary, Alberta, Vancouver, British Columbia, Toronto, Ontario and New York, New York, excepting Saturdays, Sundays or a day generally observed as a holiday in any such location under applicable Laws;
“Canadian GAAP” means generally accepted accounting principles as defined by the Accounting Standards Board of the Canadian Institute of Chartered Accountants in the Handbook of the Canadian Institute of Chartered Accountants at the relevant time applied on a consistent basis;
“Canadian Securities Laws” means all applicable securities laws in each of the provinces and territories in Canada, and the respective rules, regulations, instruments, blanket orders and blanket rulings under such laws together with applicable published policies, policy statements and notices, including the rules, policies and regulations of the TSX;

“Cash Consideration” means, in respect of each whole Unit, the amount of U.S.$79.00 in cash;
“Change in Recommendation” has the meaning ascribed thereto in Section 8.1(c)(ii);
“Charter and Contractual Indemnification Rights” has the meaning ascribed to it in Section 5.8(a);
“Claims” means claims, demands, complaints, actions, applications, suits, causes of action, assessments or reassessments, judgments, debts, liabilities, penalties, fines, expenses, costs, damages or losses, including reasonable fees and disbursements of legal counsel on a full indemnity basis, and all reasonable costs incurred in investigating or pursuing any of the foregoing or any proceeding relating to any of the foregoing;
“Closing Regulatory Approvals” means the Competition Act Approval, HSR Approval and those approvals identified in Schedule “B” that counsel for Purchaser and counsel for Fording reasonably agree are legally required to complete the Arrangement;
“Competition Act Approval” means:
(a)
the Commissioner of Competition (the “Commissioner”) appointed under the Competition Act (Canada) (the “Competition Act”) shall have issued an advance ruling certificate under Section 102 of the Competition Act in connection with the Transaction; or

(b)
the waiting period under Section 123 of the Competition Act shall have expired or shall have been terminated or the obligation to make a Competition Act Part IX pre-closing merger filing shall have been waived by the Commissioner pursuant to Section 113(c) of the Competition Act and the Commissioner shall have advised Purchaser in writing that she is of the view that grounds do not exist to file an application pursuant to the merger provisions of the Competition Act in connection with the Transaction;

“Confidentiality Agreement” means the confidentiality agreement between Purchaser and Fording dated July 29, 2008 regarding, among other things, the disclosure of confidential information with respect to Fording and the Fording Subsidiaries;
“Continuing Entity” has the meaning ascribed thereto in Section 5.8(a);
“Contract” means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding, joint venture or other right or obligation (written or oral) to which Fording or any of the Fording Subsidiaries is a party or by which Fording or any of the Fording Subsidiaries is bound or affected or to which any of the Acquired Assets is subject;
“Corporate Statute” means the Business Corporations Act (Alberta);

“Corporate Trustee” means the entity appointed by Purchaser to act as sole trustee of Fording following the resignation of the Fording Trustees pursuant to the Plan of Arrangement;
“Court” means the Court of Queen’s Bench of Alberta;
“Debt Commitment Letter” has the meaning ascribed thereto in Section 4.1(o);
“Debt Financing” has the meaning ascribed thereto in Section 4.1(o);
“Declaration of Trust” means the declaration of trust of Fording dated February 26, 2003, by which Fording was created, as amended and restated on August 24, 2005 and as further amended on March 1, 2007;
“Dissent Rights” means the rights of dissent exercisable by Unitholders in respect of the Arrangement provided for in Article 4 of the Plan of Arrangement;
“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval system maintained by the SEC;
“Effective Date” means the date on which the Arrangement becomes effective pursuant to the Corporate Statute;
“Effective Time” means the first moment in time in Calgary, Alberta on the Effective Date, or such other moment in time in Calgary, Alberta on the Effective Date as Purchaser and Fording, each acting reasonably, may agree in writing prior to the Effective Date;
“Employees” means individuals employed by Fording or any of the Fording Subsidiaries on a full-time, part-time or temporary basis, including those employees on disability leave, parental leave or other absence as of the Effective Date;
“Environmental Laws” means all applicable statutes, regulations, ordinances, by-laws and codes and all international treaties and agreements (whether federal, provincial, state or municipal) relating to pollution or the protection and preservation of the environment, occupational health and safety, product safety, product liability or Hazardous Substances, including laws relating to Releases or threatened Releases of Hazardous Substances into the indoor or outdoor environment (including ambient air, surface water, groundwater, land, surface and subsurface strata) or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, Release, transport or handling of Hazardous Substances and all laws and regulations with regard to recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Substances, and all laws relating to endangered or threatened species of fish, wildlife and plants and the management or use of natural resources;
“Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“Exchange Option Plan” means the Fording Exchange Option Plan adopted on February 28, 2003;
“Exchange Options” means options to purchase Units issued under the Exchange Option Plan;
“EVCP Partnership Agreement” means the 2006 Amended and Restated Partnership Agreement of Elk Valley Coal Partnership as amended and restated on February 27, 2006;
“Fairness Opinion” means the fairness opinion of RBC to the Fording Trustees and the Fording Directors to the effect that as of the date of this Agreement, based upon and subject to the matters set out therein, the Unit Consideration is fair, from a financial point of view, to the Unitholders (other than Purchaser and its affiliates or any other persons over which Purchaser or its affiliates exercise control or direction);
“Final Order” means the final order of the Court in a form acceptable to Fording and Purchaser, acting reasonably, approving the Arrangement, as such order may be amended at any time prior to the Effective Date with the consent of both Fording and Purchaser, each acting reasonably;
“Fording Credit Agreement” means the Amended and Restated Credit Agreement dated August 24, 2005 between Fording and the Partnership as borrowers and Royal Bank of Canada, The Bank of Nova Scotia, Canadian Imperial Bank of Commerce, BNP Paribas (Canada), HSBC Bank Canada, WESTLB AG, Toronto Branch, Alberta Treasury Branches, Mizuho Corporate Bank (Canada), The Toronto Dominion Bank, Canadian Western Bank, JP Morgan Chase Bank, N.A., Toronto Branch and National Bank of Canada as lenders with Royal Bank of Canada as agent, as amended by the First Amending Agreement dated February 10, 2006, the Second Amending Agreement dated February 11, 2007 and the Third Amending Agreement dated May 30, 2008;
“Fording Directors” means the members of the Board of Directors of Fording ULC from time to time;
“Fording Disclosure Letter” means the disclosure letter dated the date hereof regarding this Agreement that has been provided by Fording to Purchaser prior to the execution of this Agreement by Purchaser;
“Fording DRIP” means the Premium DistributionTM and Distribution Reinvestment Plan of Fording which provides eligible Unitholders with the opportunity to reinvest the cash distributions payable by Fording towards the purchase of new Units;

“Fording Financial Statements” means:
(a)
the audited consolidated balance sheets of Fording as at December 31, 2007 and December 31, 2006, and the consolidated statements of income and comprehensive income, accumulated earnings and cash flows for the twelve month periods ended December 31, 2007 and 2006 and the notes thereto and auditor’s report thereon; and

(b)
the consolidated balance sheets of Fording as of June 30, 2008 and December 31, 2007 and the consolidated statements of income and comprehensive income, accumulated earnings and cash flows for the three and six month periods ended June 30, 2008 and 2007 and the notes thereto;

“Fording Indemnified Parties” has the meaning ascribed thereto in Section 5.10(a);
“Fording Indemnified Persons” has the meaning ascribed thereto in Section 5.8(a);
“Fording LP” means Fording Limited Partnership, a limited partnership formed under the laws of the Province of Alberta;
“Fording LP Agreement Amendments” has the meaning set out in the Plan of Arrangement;
“Fording Meeting” means the special meeting of Securityholders to be called and held in accordance with the Interim Order for the purpose of considering the Arrangement Resolution and any adjournments or postponements thereof;
“Fording Parties” means Fording and the Fording Subsidiaries, and “Fording Party” means any one of them;
“Fording Public Documents” has the meaning ascribed thereto in Section 3.1(t);
“Fording Regulatory Approvals” means those consents, waivers, approvals, permits, orders or authorizations of, or declarations or filings with, a Governmental Entity to be obtained or made by Fording in connection with the Arrangement and the other elements of the Transaction that are set out or referenced in Section 3.1(h);
“Fording Representatives” has the meaning ascribed thereto in Section 5.5(a);
“Fording Subsidiaries” means, collectively, Fording LLC, Fording LP, Fording ULC and, upon its incorporation, Acquiror, and “Fording Subsidiary” means any one of them;
“Fording Trustees” means the trustees of Fording from time to time;
“Fording ULC” means Fording (GP) ULC, an unlimited liability company organized under the Companies Act (Nova Scotia) and the general partner of Fording LP;
“FX Hedge” means the assets or liabilities in respect of the foreign exchange hedge that has been disclosed in writing by Fording;
“Governance Agreement” means the amended and restated governance agreement dated August 24, 2005 between, inter alia, Fording and Purchaser;

“Governmental Entity” means any:
(a)
multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign,

(b)	Securities Authorities, self-regulatory organization or stock exchange including the NYSE and the TSX, and

(c)
any subdivision, agent, commission, board, or authority of any of the foregoing, or any quasi-governmental or private body exercising any regulatory, or expropriation or taxing authority under or for the account of any of the foregoing;

“Hazardous Substance” means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Law, including any petroleum product or by-product, solvent, flammable or explosive material, radioactive material, asbestos, lead paint, polychlorinated biphenyls (or PCBs), dioxins, dibenzofurons, heavy metals, radon gas, mould spores or mycotoxins;
“HSR Approval” means the waiting period applicable to the completion of the Transaction under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have expired or been terminated, and no Governmental Entity shall have applied or threatened to apply for an injunction or other order under the antitrust laws of the United States or any state thereof;
“Identified Officers” means each of Messrs, Payne, Brown, Gow, Jones and Clements being those officers of Fording and Fording ULC that are also officers or employees of the Partnership and representing all of the officers of Fording and Fording ULC, other than its Chairman and Chief Executive Officer;
“Independent Committees” means, collectively, the Independent Committee of the Fording Trustees and the Independent Committee of the Fording Directors formed for the purposes of considering Fording’s strategic options;
“Independent Valuation” means a formal valuation undertaken in accordance with Part 6 of MI 61-101;
“Independent Valuator” means National Bank Financial Inc. which has been appointed by the Independent Committees for the purposes of performing an Independent Valuation in connection with the Transaction under the supervision of the Independent Committees;
“Intellectual Property” has the meaning ascribed thereto in Section 3.1(u);
“Interim Order” means the interim order of the Court contemplated by Section 2.1 of this Agreement in a form acceptable to Fording and Purchaser, each acting reasonably, containing declarations and directions in respect of the Arrangement and the Fording Meeting, as the same may be amended by the Court with the consent of Fording and Purchaser, each acting reasonably;

“Joint Phantom Unit Plan” means the joint phantom unit plan of Fording and Fording ULC adopted effective June 16, 2003, as amended and restated as of January 1, 2006;
“Laws” means all laws, by-laws, rules, regulations, orders, rulings, ordinances, protocols, codes, guidelines, notices, directions and judgments of any Governmental Entity, including applicable corporate and securities laws and the rules and regulations of the TSX and the NYSE;
“Legacy Subsidiaries” means collectively, 627066 Alberta Ltd., Ardley Coal Limited, Fording Coal Limited, Beachpoint Holdings Ltd., 1237207 Alberta ULC, Bitmen Resources Inc. and Fording Amalco Inc.;
“Lenders” has the meaning ascribed thereto in Section 4.1(o);
“Managing Partner” means Teck Cominco Coal Partnership, in its capacity as managing partner of the Partnership;
“Matching Period” has the meaning ascribed thereto in Section 5.6(a)(i)(D);
“material adverse change” or “material adverse effect” means any change, effect, event, occurrence, circumstance or state of facts that, individually or in the aggregate, is, or could reasonably be expected to be, material and adverse to the Acquired Assets taken as a whole or to the business, operations or financial condition, assets or liabilities (contingent or otherwise) of Fording taken as a whole, or that would prevent or materially impede or delay the completion of the Arrangement and the other elements of the Transaction, other than any change, effect, event, occurrence, circumstance or state of facts relating to or resulting from:
(a)
the metallurgical coal mining industry as a whole (provided that such change, effect, event, occurrence, circumstance or state of facts does not have a materially disproportionate effect on Fording relative to other comparable companies and entities operating in the metallurgical coal mining industry);

(b)	general economic, financial, currency exchange, securities or commodity market conditions;

(c)	any act of terrorism or outbreak or escalation of hostilities or armed conflict;

(d)	any change in the market price of metallurgical coal;

(e)
any change in the market price of the Units (it being understood that without limiting the applicability of clauses (a) to (k), the cause or causes of any such change in the market price of the Units may constitute, in and of itself, a material adverse change or material adverse effect and may be taken into account in determining whether a material adverse change or material adverse effect has occurred);

(f)
(i) any action initiated by or at the direction of the Managing Partner or any affiliate of the Managing Partner; (ii) the negligence or wilful misconduct of the Managing Partner or any affiliate of the Managing Partner; or (iii) the failure by the Managing Partner or any affiliate of the Managing Partner to take any action that it is required to take pursuant to the EVCP Partnership Agreement or any agreement related to the operation or governance of the Partnership;

(g)	any change in Laws, rules or regulations, or the interpretation or administration thereof, by any Governmental Entities or any changes in Canadian GAAP;

(h)	shortages or price changes on a current or forward basis with respect to raw materials, fuel, explosives, spares, transportation or other products or services used or sold by the Acquired Assets;

(i)
the failure to meet any internal or public projections, forecasts or estimates of revenues or earnings (it being understood that without limiting the applicability of clauses (a) to (k), the cause or causes of any such failure may constitute, in and of itself, a material adverse change or material adverse effect and may be taken into account in determining whether a material adverse change or material adverse effect has occurred);

(j)	any action expressly contemplated by this Agreement or any action taken by Fording with the prior written consent of Purchaser; or

(k)	the public announcement of the Transaction or the completion thereof.
Any determination as to material adverse effect or material adverse change shall be made only after taking into account all insurance coverage and rights of indemnification relating to such material adverse effect or material adverse change;
“Material Contract” means any Contract that:
(a)	if terminated would reasonably be expected to have a material adverse effect or cause a material adverse change; or

(b)
provides for obligations of or entitlements to Fording or any Fording Subsidiary, or which has an economic value to Fording or any Fording Subsidiary, in excess of either $25 million per annum or $50 million in total; or

(c)
contains any non-competition obligations or otherwise restricts in any material way the business of Fording or any of the Fording Subsidiaries or that includes any exclusive dealing arrangement or any other arrangement that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit in any respect the ability of the owner of the Acquired Assets to own, operate, sell, transfer, pledge or otherwise dispose of any material assets or business; or

(d)
relates to indebtedness in excess of $25 million or relates to the direct or indirect guarantee or assumption by Fording or any of the Fording Subsidiaries (contingent or otherwise) of any payment or performance obligations of any other person in excess of $25 million;

“material fact” means a fact that would reasonably be expected to have a significant effect on the market price or value of the Units;
“Material Purchaser Entities” means the entities identified as such on Schedule “F” attached hereto, and “Material Purchaser Entity” means any one of them;
“MI 61-101” means Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions of the Canadian Securities Administrators;
“Minority Approval of the Unitholders” means the approval of the Arrangement Resolution by a majority of the votes attached to Units held by Unitholders present in person or represented by proxy at the Fording Meeting excluding for this purpose votes attached to Units held by persons described in items (a) through (d) of section 8.1(2) of MI 61-101;
“misrepresentation” means
(i)	an untrue statement of a material fact, or

(ii)	an omission to state a material fact that is required to be stated, or

(iii)	an omission to state a material fact that is necessary to be stated in order for a statement not to be misleading;
“New Amended and Restated Declaration of Trust” has the meaning set out in the Plan of Arrangement;
“NYSE” means the New York Stock Exchange;
“Parties” and “Party” have the respective meanings ascribed thereto in the Pre-Amble to this Agreement;
“Partnership” means the Elk Valley Coal Partnership, a general partnership established under the laws of the Province of Alberta;
“person” includes any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate or Governmental Entity, and where the context requires any of the foregoing when they are acting as trustee, executor, administrator or other legal representative;

“Permitted Encumbrances” means:
(a)
applicable municipal by-laws, development agreements, subdivision agreements, site plan agreements, other agreements, building and other restrictions, easements, servitudes, rights of way and licences that do not materially and adversely affect the use or value of the assets affected thereby;

(b)	defects or irregularities in title to any interest in real property which are of a minor nature and do not materially and adversely affect the use or value of the real property affected thereby;

(c)	inchoate statutory liens for Taxes, assessments, governmental or utility charges or levies not due as at the Transaction Confirmation Date;

(d)
rights of equipment lessors under equipment contracts, leases or similar arrangements provided the terms of such contracts, leases and other arrangements have been performed in all material respects prior to the Transaction Confirmation Date;

(e)
any privilege in favour of any lessor, licensor or permitter for rent to become due or for other obligations or acts, the performance of which is required under any contract, agreement or arrangement to which Fording or any Fording Subsidiary is a party so long as the payment of or the performance of such other obligation or act is not delinquent and provided that such liens or privileges do not materially and adversely affect the use or value of the assets affected thereby; and

(f)
any lien, encumbrance, right, guarantee, indemnity, security interest, charge or other restriction granted by Fording or any of the Fording Subsidiaries in connection with the Fording Credit Agreement or FX Hedge;

“Personal Information” means information in the possession or under the control of Fording or any Fording Subsidiary about an identifiable individual;
“Phantom Unit” means a notional unit equivalent in value to a Unit at the time of grant, credited by means of a bookkeeping entry to the Phantom Unit Account of a participant in the Joint Phantom Unit Plan;
“Phantom Unit Account” means the account maintained by Fording for each participant in the Joint Phantom Unit Plan to which any Phantom Units (including Phantom Units reflecting Distribution Equivalents (as such term is defined in the Joint Phantom Unit Plan)) awarded to the participant under the Joint Phantom Unit Plan are credited;
“Plan of Arrangement” means the plan of arrangement that is being proposed by Acquiror substantially in the form and content of Schedule “A” annexed hereto and any amendment or variation thereto made in accordance with Section 6.1 of the Plan of Arrangement or upon the direction of the Court in the Final Order with the consent of Fording and Purchaser, each acting reasonably;

“Pre-Closing Period” means the period of twenty (20) Trading Days commencing on the opening of trading on the first Trading Day following the Transaction Confirmation Date and ending at the close of trading on the twentieth (20th) Trading Day;
“Proposed Agreement” has the meaning ascribed thereto in Section 5.6(a)(i);
“Proxy Circular” means the management information circular to be prepared by Fording for the Fording Meeting in accordance with Section 5.2(a)(v);
“Publicly Disclosed by Fording” means information disclosed by Fording in a public filing made on or prior to July 24, 2008 that is accessible to the public on SEDAR or EDGAR;
“Publicly Disclosed by Purchaser” means information disclosed by Purchaser in a public filing made on or prior to July 24, 2008 that is accessible to the public on SEDAR or EDGAR;
“Purchaser Financial Statements” means:
(a)
the audited consolidated balance sheets of Purchaser as at December 31, 2007 and December 31, 2006, and the consolidated statements of earnings, comprehensive income, retained earnings and cash flows for the twelve month periods ended December 31, 2007 and 2006 and the notes thereto and auditor’s report thereon; and

(b)
the consolidated balance sheet of Purchaser as at June 30, 2008 and December 31, 2007 and the consolidated statements of earnings, comprehensive income, retained earnings and cash flows for the three and six month periods ended June 30, 2008 and 2007 and the notes thereto;

“Purchaser Material Adverse Effect” means any change, effect, event, occurrence, circumstance or state of facts that, individually or in the aggregate, is, or could reasonably be expected to be, material and adverse to the business, operations or financial condition, assets or liabilities (contingent or otherwise) of Purchaser on a consolidated basis or that would prevent or materially impede or delay the completion of the Arrangement and the other elements of the Transaction, other than any change, effect, event, occurrence, circumstance or state of facts relating to or resulting from:
(a)
the mineral resource industry as a whole provided that such change, effect, event, occurrence, circumstance or state of facts does not have a materially disproportionate effect on Purchaser relative to other comparable companies and entities operating in the mining industry;

(b)	general economic, financial, currency exchange, securities or commodity market conditions;

(c)	any act of terrorism or outbreak or escalation of hostilities or armed conflict;

(d)
any change in the market price of base metals, specialty metals, metallurgical coal or gold or Purchaser Shares (it being understood that without limiting the applicability of clauses (a) to (i), the cause or causes underlying any such change in the market price of the Purchaser Shares may constitute a Purchaser Material Adverse Effect and may be taken into account in determining whether a Purchaser Material Adverse Effect has occurred);

(e)	any change in Laws, rules or regulations, or the interpretation or administration thereof, by any Governmental Entities or any changes in Canadian GAAP;

(f)
shortages or price changes on a current or forward basis with respect to raw materials, fuel, explosives, spares, transportation or other products or services used or sold by Purchaser, its subsidiaries or its joint venture interests;

(g)
the failure to meet any internal or public projections, forecasts or estimates of revenues or earnings (it being understood that without limiting the applicability of clauses (a) to (i), the cause or causes underlying such failure may constitute a Purchaser Material Adverse Effect and may be taken into account in determining whether a Purchaser Material Adverse Effect has occurred);

(h)	any action expressly contemplated by this Agreement or any action taken by Purchaser with the prior written consent of Fording; or

(i)	the public announcement of the Transaction or the completion thereof.
Any determination as to Purchaser Material Adverse Effect shall be made only after taking into account all insurance coverage and rights of indemnification relating to such Purchaser Material Adverse Effect.
“Purchaser Public Documents” has the meaning ascribed thereto in Section 4.1(j);
“Purchaser Regulatory Approvals” means those consents, waivers, approvals, permits, orders or authorizations of, or declarations or filings with, a Governmental Entity to be obtained or made by Purchaser in connection with the Arrangement and the other elements of the Transaction that are set out or referenced in Section 4.1(e);
“Purchaser Representatives” has the meaning ascribed thereto in Section 5.7(a);
“Purchaser Shares” means the Class B subordinate voting shares in the capital of Purchaser;
“Purchaser Third Party Consents” means all consents, approvals and waivers that are required under, or that are necessary to ensure that, the Transaction, or the completion thereof, does not result in a violation or breach of, or give rise to any loss of benefit to which Purchaser or any of its subsidiaries is entitled under any contract, agreement, licence, franchise or permit to which Purchaser or any of its subsidiaries is bound or is subject to or is the beneficiary of, other than the Regulatory Approvals;

“RBC” means RBC Capital Markets in its capacity as financial advisor to Fording;
“Registrar” has the meaning ascribed thereto in the Corporate Statute;
“Regulatory Approvals” means, collectively, the Fording Regulatory Approvals and the Purchaser Regulatory Approvals;
“Release” means any release, spill, emission, discharge, leaking, pumping, dumping, escape, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including, without limitation, ambient air, surface water, groundwater, and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Substances through or in the air, soil, surface water, groundwater or property;
“Requisite Level of Approval” has the meaning ascribed thereto in Section 2.1(d);
“Residual Liabilities” means all of the liabilities and other obligations of Fording existing after completion of the steps comprising the Plan of Arrangement, including all unpaid Transaction Expenses;
“Royalty” means the net profits interest computed by reference to 96% of the net production from the mines owned by the Partnership and by Elkview Mine Limited Partnership and other cash flows generated within Fording LP created by Fording LP and granted to Fording by Fording LP pursuant to the terms of the Royalty Agreement;
“Royalty Agreement” means the royalty agreement entered into between Fording and Fording LP dated December 31, 2006 which governs the Royalty;
“Royalty Agreement Amendments” has the meaning set out in the Plan of Arrangement;
“Sarbanes-Oxley Act” means the United States Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated under such Act;
“Schedule 13E-3” means the Rule 13e-3 transaction statement on Schedule 13E-3 under the Exchange Act to be filed by Fording and Purchaser in connection with the Transaction;
“SEC” means the United States Securities and Exchange Commission, and includes any successor thereto;
“SEDAR” means the System for Electronic Document Analysis and Retrieval maintained by the Canadian Securities Administrators;
“Securities Authorities” means the securities commission or similar regulatory authority in each of the provinces and territories of Canada and in the various states of the United States of America that are entitled to exercise jurisdiction over Fording or Purchaser, as applicable, and includes the SEC;

“Securityholder Consideration” means the aggregate consideration payable to the Securityholders pursuant to the Plan of Arrangement;
“Securityholders” means, collectively the Unitholders and the registered holders of Exchange Options and Phantom Units;
“Share Consideration” means, in respect of each whole Unit, 0.245 Purchaser Shares;
“SIFT Proposals” has the meaning ascribed thereto in Section 3.1(r)(ix);
“Statutory Plans” means statutory benefit plans which Fording or any of the Fording Subsidiaries may be required to participate in or comply with, including the Canada Pension Plan and plans administered pursuant to applicable income tax and employment insurance legislation;
“subsidiary” has the meaning ascribed thereto in the Act, except that for greater certainty the Partnership shall not, for purposes of this Agreement, be considered to be a subsidiary of Purchaser;
“Superior Proposal” means any written Acquisition Proposal made by a third party (other than Purchaser or its affiliates) on an unsolicited basis after the date hereof and prior to obtaining the Requisite Level of Approval:
(a)	to acquire all of the outstanding Units or all of the Acquired Assets;

(b)
that is reasonably capable of being completed, taking into account all financial (including the financing required to complete such Acquisition Proposal), legal, regulatory and other aspects of such proposal and the person making such proposal;

(c)
that is not subject to any due diligence condition which would allow access to the books and records, personnel or properties of Fording beyond 5:00 p.m. (Calgary time) on the fifth day after which access is first afforded to the third party making the Acquisition Proposal (provided, however, that the foregoing shall not restrict the ability of such third party to continue to review after such period information provided to it by Fording during such five day period); and

(d)
in respect of which the Fording Trustees determine in good faith (after receipt of advice from their financial advisors with respect to (ii) below and their outside legal counsel with respect to (i) below) that:

(i)	failure to recommend such Acquisition Proposal to Unitholders would be inconsistent with their fiduciary duties, and

(ii)
such Acquisition Proposal, taking into account all of the terms and conditions thereof, if consummated in accordance with its terms (but not assuming away any risk of non-completion), would result in a transaction more favourable to Unitholders from a financial point of view than the transactions contemplated by this Agreement (including in each case after taking into account any modifications to this Agreement proposed by Purchaser as contemplated by Section 5.6(b);

“Support Services” has the meaning ascribed there to in Section 5.12;
“Tax” and “Taxes” means, with respect to any entity, all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes, franchise taxes, licence taxes, withholding taxes, payroll taxes, premiums and charges pursuant to any workplace safety and insurance legislation, employment taxes, Canada or Quebec Pension Plan premiums, excise, severance, social security, workers’ compensation, unemployment insurance or compensation, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, harmonized sales tax, customs duties or other taxes, fees, imposts, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing;
“Tax Act” means the Income Tax Act (Canada);
“Tax Returns” means all returns, declarations, reports, information returns and statements required to be filed with any taxing authority relating to Taxes;
“Teck Agreement” means the amended and restated agreement made as of January 1, 2007 between Fording and Purchaser;
“Third Party Consents” means all consents, approvals and waivers that are required under, or that are necessary to ensure that, the Transaction, or the completion thereof, does not result in a violation or breach of, or give rise to any loss of benefit to which Fording or any Fording Subsidiary is entitled to, or termination or rights of first offer or other buy-sell rights in respect of the Acquired Assets under, any contract, agreement, licence, franchise or permit to which Fording or any of the Fording Subsidiaries is bound or is subject to or is the beneficiary of, other than the Regulatory Approvals;
“Trading Day” means a business day on which the Units are listed and posted for trading on both the NYSE and the TSX during which there are no material interruptions in trading;
“Trailing D&O Coverage” has the meaning ascribed to it in Section 5.8(b) hereof;
“Transaction” means, collectively, the Arrangement and the other transactions contemplated herein and in the Plan of Arrangement;
“Transaction Confirmation Date” means the day on which each of Fording and Purchaser confirm in writing, one to the other, that all of the conditions to closing specified in Section 6.1, 6.2 and 6.3 have been satisfied or waived (as evidenced by the delivery of the notices contemplated by Section 6.6 hereof);

“Transaction Expenses” means all costs, expenses and fees of Fording incurred prior to or after the Effective Date in connection with, or incidental to, the Transaction, including: (i) out-of-pocket expenses of the Fording Parties relating to the transactions contemplated by this Agreement, including legal fees, accounting fees, financial advisory fees, regulatory filing fees, stock exchange fees, all disbursements of advisors and printing and mailing and meeting costs; and (ii) the Trailing D&O Coverage;
“TSX” means the Toronto Stock Exchange;
“TUPP” means the Fording Inc. Employee Trust Unit Purchase Plan maintained by the Elk Valley Coal Corporation, as amended and restated as at February 28, 2003;
“Unit Consideration” means, in respect of each whole Unit, the sum of the Cash Consideration and the Share Consideration;
“Unitholder Rights Plan” means the Unitholder rights plan of Fording dated as of February 28, 2003, as amended and restated on May 2, 2006, between Fording and Computershare Trust Company of Canada, as rights agent;
“Unitholders” means the registered holders of the issued and outstanding Units;
“Units” means units of Fording;
“U.S. Securities Laws” means the federal and state securities legislation of the United States including the rules, policies and regulations of the NYSE and all rules, regulations and orders promulgated thereunder, as amended from time to time; and
“Virtual Data Room” means the electronic data room established by Fording in connection with the Transaction.
1.2	Certain Rules of Interpretation
In this Agreement:
(a)
Consent — Whenever a provision of this Agreement requires an approval or consent and such approval or consent is not delivered within the applicable time limit, then, unless otherwise specified, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

(b)
Currency — Unless otherwise specified, all references to $ and to dollars are to lawful currency of Canada, and all references to U.S.$ and U.S. dollars are to lawful currency of the United States of America.

(c)	Headings — Headings of Articles and Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

(d)	Including — Where the word “including” or “includes” is used in this Agreement, it means “including (or includes) without limitation”.

(e)
No Strict Construction — The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(f)	Number and Gender — Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

(g)
Severability — If, in any jurisdiction, any provision of this Agreement or its application to any Party or circumstance is restricted, prohibited or unenforceable, such provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement and without affecting the validity or enforceability of such provision in any other jurisdiction or without affecting its application to the other Parties or circumstances.

(h)
Statutory References — A reference to a statute includes all rules and regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation or rule which amends, supplements or supersedes any such statute or any such regulation or rule.

(i)	Time — Time is of the essence in the performance of the Parties’ respective obligations.

(j)
Time Periods — Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next business day following if the last day of the period is not a business day.

1.3	Accounting Matters
Unless otherwise stated, all accounting terms used in this Agreement shall have the respective meanings attributable thereto under Canadian GAAP and all determinations of an accounting nature required to be made hereunder shall be made in a manner consistent with Canadian GAAP and past practice for the applicable person.

1.4	Knowledge
Any reference to the knowledge of:
(a)
Fording shall mean, unless otherwise specified, to the knowledge of Fording’s senior officers, being Messrs. Grandin, Payne, Brown, Gow, Jones and Clements, after reviewing relevant records and making reasonable inquiries regarding the relevant matter; or

(b)	Purchaser shall mean, unless otherwise specified, to the knowledge of the following senior officers of Purchaser, being Messrs. Horswill, Manuel, Millos, Rozee, Vance and Mackwood.
1.5	Entire Agreement
This Agreement and the Confidentiality Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and thereof and cancel and supersede all such prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties. There are no conditions, covenants, agreements, representations, warranties or other provisions, whether oral or written, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof other than those contained in this Agreement and the Confidentiality Agreement. For greater certainty, except as expressly contemplated herein, or in the Confidentiality Agreement, neither this Agreement nor the Confidentiality Agreement is intended to modify the respective rights and obligations of the Parties and, to the extent applicable, their respective affiliates, under any of the Teck Agreement, the EVCP Partnership Agreement, the Governance Agreement, and the services agreements referenced in Section 5.12 hereof.
1.6	Material
The terms “material” and “materially” shall, when used in this Agreement, be construed, measured or assessed on the basis of whether the matter would materially affect, in the case of Purchaser, Purchaser and its subsidiaries and other affiliates taken as a whole, and in the case of Fording, Fording and the Fording Subsidiaries taken as a whole or the Acquired Assets taken as a whole.
1.7	Disclosure in Writing
The phrases “disclosed in writing by Fording”, “except as previously disclosed in writing by Fording” and similar expressions used in this Agreement shall be construed for purposes of this Agreement as referring to:
(a)	information contained in the Fording Disclosure Letter;

(b)	information or documentation that has been Publicly Disclosed by Fording; and

(c)	matters disclosed in this Agreement or in the Schedules hereto.

1.8	Schedules
The Schedules to this Agreement, as listed below, are an integral part of this Agreement:

Schedule	Description

“A”	Plan of Arrangement

“B”	Consents and Approvals

“C”	Material Purchaser Entities
ARTICLE 2
THE ARRANGEMENT
2.1	Interim Order
As soon as reasonably practicable following the execution of this Agreement, but in any event in sufficient time to permit the Fording Meeting to be convened in accordance with Section 5.2(a)(iv), Fording shall incorporate Acquiror and shall cause Acquiror to apply to the Court in a manner acceptable to Purchaser and Fording, acting reasonably, pursuant to Section 193 of the Corporate Statute and, in co-operation with Purchaser, prepare, file and diligently pursue an application for the Interim Order, which shall provide, among other things:
(a)	for the class of persons to whom notice is to be provided in respect of the Arrangement and the Fording Meeting and for the manner in which such notice is to be provided;

(b)
for the record date(s) for purposes of determining the persons to whom notice of the Fording Meeting is to be provided and for purposes of determining the persons entitled to vote at the Fording Meeting;

(c)
that each registered holder of Exchange Options and Phantom Units shall be entitled to one vote at the Fording Meeting in respect of each such security or instrument held at the record date established for the Fording Meeting and that the holders of Exchange Options and Phantom Units shall vote in the manner described in paragraph (d)(ii) below;

(d)	that the required level of Securityholder approval for the Arrangement Resolution shall be:
(i)	66 2/3% of the votes cast on the Arrangement Resolution by Unitholders present in person or represented by proxy at the Fording Meeting voting separately as a class; and

(ii)	66 2/3% of the votes cast on the Arrangement Resolution by Securityholders present in person or represented by proxy at the Fording Meeting, voting together as a single class;
provided that the Arrangement Resolution shall also have received Minority Approval of the Unitholders (collectively, the “Requisite Level of Approval”);

(e)	for the grant of the Dissent Rights;
(f)	that, in all other respects, the terms, restrictions and conditions of the Declaration of Trust, including quorum requirements and all other matters, shall apply in respect of the Fording Meeting; and

(g)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order.
2.2	Final Order
If the Interim Order is obtained and the Arrangement Resolution is passed at the Fording Meeting as provided for in the Interim Order, Fording shall cause Acquiror to as soon as reasonably practicable thereafter, and, in any event, no later than two business days following the approval of the Arrangement Resolution at the Fording Meeting, and in co-operation with Purchaser, take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 193 of the Corporate Statute.
2.3	Plan of Arrangement
The Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement as the same may be amended in accordance herewith or therewith. For greater certainty, each of the Parties, subject to the terms and conditions hereof, hereby consents to the implementation of the Plan of Arrangement and the transactions contemplated thereby, and in connection with the implementation of the Plan of Arrangement will take all necessary steps and proceedings (and, in the case of Fording, will cause the Fording Subsidiaries to take all necessary steps and proceedings) to implement the Arrangement including to permit the Acquired Assets to be duly and validly transferred and assigned to Purchaser in accordance with the Plan of Arrangement. Purchaser and Fording agree that each of the Fording LP Agreement Amendments, the New Amended and Restated Declaration of Trust and the Royalty Agreement Amendments shall be in form and content satisfactory to each of them, acting reasonably. Purchaser will, following completion of the Pre-Closing Period and immediately prior to the filing by Fording of the Articles of Arrangement with the Registrar, provide the Depositary with the aggregate Securityholder Consideration, to be held in escrow (the terms and conditions of such escrow to be satisfactory to Fording, acting reasonably), as provided in the Plan of Arrangement.
2.4	Articles of Arrangement and Effective Date
(a)	In the event that the Interim Order is issued, the Parties will carry out the terms of the Interim Order as soon as is reasonably practicable following its issuance.

(b)
In the event that the Final Order is issued, the Parties will carry out the terms of the Final Order as soon as is reasonably practicable following its issuance, and subject to the satisfaction or waiver of the conditions set forth in Sections 6.1, 6.2 and 6.3 (as evidenced by the delivery of the notices contemplated by Section 6.6 hereof) and the completion of the Pre-Closing Period, and provided that this Agreement is not otherwise terminated in accordance with its terms, Fording shall cause Acquiror to, on the business day immediately following completion of the Pre-Closing Period, send the Articles of Arrangement to the Registrar pursuant to Section 193 of the Corporate Statute to give effect to the Arrangement and implement the Plan of Arrangement. The Arrangement shall become effective at the Effective Time whereupon the steps comprising the Plan of Arrangement will be deemed to occur in the order, at the times, and in the manner set out therein.

2.5	Fording Approval
(a)	Fording represents to Purchaser that as of the date hereof:
(i)
the Fording Trustees (excluding Mr. Seyffert who has declared his interest and abstained from voting) and the Fording Directors (excluding Messrs. Lindsay and Thompson who have each declared his interest and abstained from voting) have unanimously determined that the Arrangement is fair to the Unitholders and is in the best interests of Fording and the Unitholders;

(ii)
the Fording Trustees (excluding Mr. Seyffert who has declared his interest and abstained from voting) and the Fording Directors (excluding Messrs. Lindsay and Thompson who have each declared his interest and abstained from voting) have unanimously resolved to recommend in the Proxy Circular that the Unitholders vote in favour of the Arrangement;

(iii)
Fording has been advised by each Fording Trustee and each Fording Director that each such person intends to vote all of the Units, Exchange Options and Phantom Units held by such person in favour of the Arrangement Resolution and will so represent in the Proxy Circular;

(iv)	the Fording Trustees and Fording Directors have received, orally, the Fairness Opinion; and

(v)	the Fording Trustees and Fording Directors have received the Independent Valuation.
2.6	Withholding Taxes
Fording, the Fording Subsidiaries, Acquiror and Purchaser shall be entitled to deduct and withhold from any amount payable hereunder, all Taxes which any of Fording, the Fording Subsidiaries, Acquiror or Purchaser, as applicable, are required to deduct and withhold under any provision of Tax Laws. Any such withheld amounts shall be timely remitted by Fording, the Fording Subsidiaries, Acquiror and Purchaser, as applicable, to the appropriate Governmental Entity. All such withheld amounts shall be deemed to have been paid to the applicable Securityholders hereunder and shall be deemed to be of the same quality and nature in respect of a Securityholder as the payment from which the deduction and withholding was made.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF FORDING
3.1	Representations and Warranties of Fording
Fording hereby represents and warrants to Purchaser each of the matters set forth in this Section 3.1, and acknowledges that Purchaser is relying upon these representations and warranties in connection with the entering into of this Agreement:
(a)
Organization. Fording is a trust duly formed and validly existing under the laws of the Province of Alberta pursuant to the Declaration of Trust. The Declaration of Trust is a legal, valid and binding obligation of the Fording Trustees enforceable against them by the Unitholders in accordance with the terms of the Declaration of Trust, subject to bankruptcy, insolvency, reorganization (under debtor or creditor Laws), fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors’ rights generally, and to general principles of equity. The Declaration of Trust has not been amended since March 1, 2007.

(b)
Power to Carry on Business. Each of Fording and each of the Fording Subsidiaries has all requisite power and authority to carry on its business as now conducted and to own, lease and operate its properties and assets (except where the failure to have such power or authority to own, lease or operate its properties and assets would not, in the aggregate, have a material adverse effect) and each of Fording and the Fording Subsidiaries is current with all material filings required to be made in all jurisdictions in which it carries on any material business.

(c)	Subsidiaries.
(i)
Except for the Fording Subsidiaries and the Legacy Subsidiaries, Fording does not have any subsidiaries, and other than through its interest in the Partnership, Fording does not, directly or indirectly, own, nor has it agreed to acquire, any equity or debt interests or securities convertible into, or exchangeable or exercisable for, equity or debt interests of any other entity.

(ii)
Each Fording Subsidiary is a corporation, unlimited liability corporation, limited liability corporation, or limited partnership, as the case may be, duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, organization or formation, as the case may be.

(iii)	Except as disclosed in writing by Fording:
(A)	Fording, through its Trustees, is the sole registered and beneficial owner of all of the issued and outstanding securities or interests of Fording LLC;

(B)	Fording, through its Trustees, is the sole limited partner of Fording LP and is the sole registered and beneficial owner of all limited partnership interests of Fording LP;

(C)	Fording LLC is the sole registered and beneficial owner of all of the issued and outstanding securities or interests of Fording ULC; and

(D)	Fording ULC is the sole general partner of Fording LP, and the registered and beneficial owner of all of the general partnership interests of Fording LP;
in each case, free and clear of all liens, mortgages, charges, pledges, security interests, encumbrances, claims or demands whatsoever (other than Permitted Encumbrances) and no person or other entity has or will have any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement for or right to purchase from Fording all or any issued or unissued equity securities of any of the Fording Subsidiaries except as provided in this Agreement. All of the issued and outstanding equity securities or interests of the Fording Subsidiaries have been validly issued and are outstanding as fully paid and non-assessable.
(iv)
Upon incorporation and until the Effective Time, the authorized capital of Acquiror will consist of an unlimited number of common shares (and no others), of which 100 shares (and no more) will have been duly issued and outstanding as fully paid and non-assessable in compliance with all applicable Laws, all of which will be registered in the sole name of Fording. Acquiror will have no assets other than $100 in cash, and will not have any obligations or liabilities (contingent or otherwise) whatsoever other than as provided in this Agreement. Acquiror will not carry on, and will have never carried on, any business or activities other than as expressly contemplated by this Agreement and the Plan of Arrangement.

(d)
Capitalization. The authorized capital of Fording consists of an unlimited number of Units. As of the date hereof there are 150,175,327 Units, 156,762.63 Phantom Units and 18,632 Exchange Options (and no more) issued and outstanding, and an aggregate of 175,394 Units are issuable upon exercise of all issued and outstanding Phantom Units and Exchange Options. Except as disclosed in writing by Fording or as contemplated by this Agreement, no options, warrants, conversion privileges, equity-based awards or other rights, agreements or commitments of any character whatsoever requiring or which may require the issuance, sale or transfer by Fording of any Units or other securities of Fording or any of the Fording Subsidiaries or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, or whose value is based on or in reference to the value or price of, any Units or other securities of Fording or any of the Fording Subsidiaries, are outstanding. All outstanding Units have been duly authorized and validly issued and are fully paid (and no such Units have been issued in violation of any pre-emptive or similar rights). Except as disclosed in writing by Fording or as contemplated by this Agreement, there are no outstanding contractual or other obligations of Fording or any of the Fording Subsidiaries to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of a subsidiary. Except as disclosed in writing by Fording, there are no outstanding contractual or other obligations of Fording or any of the Fording Subsidiaries, the value of which is based on the value of the Units.

(e)
Authority. Fording has the requisite power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Fording, the performance by Fording of its obligations under this Agreement and the completion of the Transaction by Fording have been duly authorized by its trustees and no other proceedings on the part of Fording are necessary to authorize this Agreement or the Transaction other than the calling of the Fording Meeting and the completion of related procedures by Fording, the approval by the Fording Trustees of the Proxy Circular and related materials, the approval of the Arrangement Resolution by Securityholders in the manner contemplated by the Interim Order and the requirement to obtain the Interim Order and the Final Order. This Agreement has been duly executed and delivered by Fording and constitutes a legal, valid and binding obligation of Fording, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, reorganization (under debtor or creditor Laws), fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors’ rights generally, and to general principles of equity.

(f)
No Breach. Other than as disclosed in writing by Fording, the execution and delivery by Fording of this Agreement and performance by Fording of its obligations hereunder and the completion of the Transaction will not result in a violation or breach of or give rise to any termination rights or change any right or obligation or result in the loss of any benefit to which Fording or any Fording Subsidiary is entitled to under any provision of:

(i)
any term of the Declaration of Trust or, after the Effective Time, the New Amended and Restated Declaration of Trust, as applicable, the constating documents of any of the Fording Subsidiaries, any resolution of the Fording Trustees (including any committees thereof) or the Unitholders or of the directors (including any committees thereof) or shareholders or partners of the Fording Subsidiaries, as applicable, that are in effect as at or after the date of this Agreement;

(ii)
except as disclosed in writing by Fording, any Material Contract or material permit, approval, consent, authorization or other document to which Fording or the Fording Subsidiaries are a party or by which they are bound; or

(iii)	any applicable Law or any judgment, decree or order binding upon Fording or the Fording Subsidiaries or the property or assets of Fording or the Fording Subsidiaries, except in each case, such change in rights or obligations, losses of benefit, violations or breaches that would not, individually or in the aggregate, have a material adverse effect.
(g)
Indebtedness. Except as disclosed in writing by Fording, Fording and the Fording Subsidiaries are in compliance with all material covenants under, and no material default on the part of any of such parties exists under, any instrument securing or otherwise relating to any indebtedness of Fording or the Fording Subsidiaries.

(h)	Consents and Approvals.
(i)
Other than those which the failure to obtain or make would not individually or in the aggregate have a material adverse effect, no consent, waiver, approval, permit, order or authorization of, or declaration or filing with, any Governmental Entity is required to be obtained by Fording or any of the Fording Subsidiaries in connection with the execution and delivery of this Agreement by Fording or the completion of the Transaction by the Fording Parties other than:

(A)	the Interim Order;

(B)	any approvals required by the Interim Order;

(C)	the Final Order;

(D)	Competition Act Approval;

(E)	HSR Approval;

(F)	Schedule 13E-3;

(G)	those consents, approvals, orders, authorizations and filings listed in Schedule “B” hereto; and

(H)	filings with the Registrar under the Corporate Statute and approvals from and filings with Securities Authorities, the TSX and the NYSE;
(ii)
Other than as disclosed in writing by Fording, no Third Party Consents are required by Fording or any of the Fording Subsidiaries in connection with the execution and delivery of this Agreement by Fording, the performance by Fording of its obligations under this Agreement or the completion of the Transaction by the Fording Parties except where the failure to obtain such consent, approval, or authorization would not, individually or in the aggregate, have a material adverse effect.

(i)
No Defaults. Other than as disclosed in writing by Fording, neither Fording nor any of the Fording Subsidiaries is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default under, any contract, agreement, concession or licence to which it is a party or by which it is bound, which would, if terminated or upon exercise of a right made available to a third party solely by reason of such a default, individually or in the aggregate, have a material adverse effect.

(j)
No Breach of Laws. Neither Fording nor any of the Fording Subsidiaries is or has been in violation of, and to the knowledge of Fording is not under investigation with respect to and has not been threatened to be charged with or given notice of any violation of, any applicable Laws, except for violations that have not had and would not be reasonably expected to have, individually or in the aggregate, a material adverse effect.

(k)	Conduct of Business.
(i)
Fording is currently conducting its business in material compliance with the terms and provisions of the Declaration of Trust. Each of the Fording Subsidiaries is currently conducting its business in material compliance with its constating documents. Each of Fording and the Fording Subsidiaries holds all licences, permits, approvals, consents, certificates, registrations and authorizations (whether governmental, regulatory or otherwise) to enable its business to be carried on as now conducted and its property and assets to be owned, leased and operated, in the manner currently owned, leased and operated, except where the same would not, individually or in the aggregate, have a material adverse effect; and

(ii)	Since December 31, 2007 and except as disclosed in writing by Fording:
(A)
there has not occurred any change, financial or otherwise, in the liabilities (contingent or otherwise), business, affairs, operations, assets, financial condition or capital of Fording and the Fording Subsidiaries on a consolidated basis that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect; and

(B)
except for the issue of Units under the Fording DRIP in the ordinary course, there has not been any material change in the capital or long-term debt of Fording and the Fording Subsidiaries considered as a whole.

(l)	Employment and Consulting Agreements.
(i)
Except as disclosed in writing by Fording, neither Fording nor any of the Fording Subsidiaries is a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment or consulting agreement with, any of their respective trustees, directors, officers, Employees or consultants;

(ii)
Except as disclosed in writing by Fording, there are no contracts of employment or consulting entered into by Fording or any of the Fording Subsidiaries with any of their respective trustees, directors, officers, Employees or consultants which would entitle any such trustee, director, officer, Employee or consultant to receive enhanced benefits or payments upon Fording entering into this Agreement or any of the other documents contemplated by this Agreement to which Fording or any Fording Subsidiary is a party or upon the completion of the Transaction;

(iii)
Neither Fording nor any of the Fording Subsidiaries: (A) is party to any collective bargaining agreement; or (B) has any current, pending or threatened strikes (including official or unofficial strikes or other labour relations difficulties), work stoppage, slowdowns or lockouts, union representation or organizing activities or unlawful labour practices or actions; and

(iv)
Except as disclosed in writing by Fording, neither Fording nor any of the Fording Subsidiaries is subject to any material claim for wrongful dismissal, constructive dismissal or any other material tort claim, actual or threatened, or any litigation, actual or threatened, relating to employment or termination of employment of Employees or independent contractors.

(m)
Financial Statements. The Fording Financial Statements are, as at their respective dates, complete and correct in all material respects, were prepared in accordance with Canadian GAAP, and present fairly in all material respects the financial position of the entities to which such financial statements relate as at the date and for the periods stated therein. The financial statements of Fording described in paragraph (a) of the definition of “Fording Financial Statements” have been reconciled to generally accepted accounting principles as required by Item 17 of Form 20-F under the Exchange Act.

(n)
Books and Records. The financial books, records and accounts of Fording and the Fording Subsidiaries in all material respects fairly reflect the financial position of Fording and the Fording Subsidiaries and the material financial transactions of Fording and the Fording Subsidiaries and accurately and fairly reflect the basis for the Fording Financial Statements.

(o)
Litigation, Etc. Except as disclosed in writing by Fording, (i) there is no claim, action, proceeding, suit, arbitration or investigation pending or, to the knowledge of Fording, threatened against or relating to Fording or any of the Fording Subsidiaries or affecting any of their properties or assets before any court or governmental or regulatory authority or body or other Governmental Entity or arbitral authority which would, if adversely determined, individually or in the aggregate, have a material adverse effect; and (ii) neither Fording nor any of the Fording Subsidiaries or any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree or arbitrator’s decision which has or would, individually or in the aggregate, have a material adverse effect.

(p)
Liabilities. Except as disclosed in writing by Fording, and other than the Transaction Expenses, neither Fording nor any of the Fording Subsidiaries have any liabilities of any nature (whether accrued, absolute, contingent or otherwise) except (i) liabilities set forth in the audited consolidated balance sheet of Fording as of December 31, 2007 forming part of the Fording Financial Statements, or (ii) liabilities incurred since December 31, 2007 in the ordinary course of business consistent with past practice. To the knowledge of Fording, based on information existing on the date of this Agreement, following completion of the steps comprising the Plan of Arrangement and assuming an Effective Date of October 31, 2008, the Residual Liabilities are estimated to be those set out in Schedule “A” of the Fording Disclosure Letter.

(q)
Environmental. All operations of Fording and the Fording Subsidiaries have been, and are now being, undertaken in compliance with all Environmental Laws, except where the failure to be in compliance would not, individually or in the aggregate, have a material adverse effect. Fording and the Fording Subsidiaries are in possession of, and in compliance with, all permits, authorizations, certificates, registrations, approvals and consents necessary under Environmental Laws to own, lease and operate their properties and to conduct their respective businesses as they are now being conducted or as proposed to be conducted, except where the failure to do so would not, individually or in the aggregate, have a material adverse effect. Neither Fording nor any of the Fording Subsidiaries is subject to:

(i)
any current or threatened proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction or expenditures; or

(ii)
any demand or notice with respect to the breach of any Environmental Laws applicable to Fording or any of the Fording Subsidiaries, including any regulations respecting the use, storage, treatment, transportation, or disposition of Hazardous Substances, which, in either case, would, individually or in the aggregate, have a material adverse effect.

(r)	Tax Matters. Except as:
(i)
disclosed in writing by Fording, Fording and each of the Fording Subsidiaries have timely filed, or caused to be filed, all Tax Returns required to be filed by them (all of which returns were, to their knowledge, correct and complete in all material respects). Fording and each of the Fording Subsidiaries have timely paid, collected, withheld or remitted, or caused to be paid, withheld or remitted, all material Taxes that are due and payable (including all instalments on account of Taxes for the current year that are due and payable by Fording or any of the Fording Subsidiaries whether or not assessed (or reassessed) by the appropriate Governmental Entity). There are no encumbrances for Taxes (other than Taxes not yet due and payable or which are being contested in good faith by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of Fording in accordance with Canadian GAAP) upon any of the assets or properties of Fording or any Fording Subsidiaries;

(ii)
disclosed in writing by Fording, Fording has provided adequate accruals in accordance with Canadian GAAP in its consolidated financial statements for the period from inception to December 31, 2007 for any Taxes for the period covered by such financial statements that have not been paid, whether or not shown as being due on any Tax Returns;

(iii)
disclosed in writing by Fording, since the publication date of Fording’s consolidated financial statements for the period ending December 31, 2007, no material Tax liability not reflected in such statements or otherwise provided for has been assessed, incurred, proposed to be assessed or accrued, and there is no material assessment or reassessment for Taxes under review or appeal with any Governmental Entity;

(iv)
disclosed in writing by Fording, Fording and each Fording Subsidiary has duly and timely withheld from any amount paid or credited by it to or for the account or benefit of any person the amount of all Taxes and other deductions required by all applicable Law to be withheld from any such amount and has duly and timely remitted the same to the appropriate Governmental Entity;

(v)
set forth in the Fording Disclosure Letter, there are no material proceedings, investigations, audits or claims now pending or, to the knowledge of Fording, threatened against Fording or any of the Fording Subsidiaries in respect of any Taxes and there are no matters under discussion, audit or appeal with any Governmental Entity relating to Taxes and no waivers of statutes of limitations, statutory limitation periods, agreements or other arrangements providing for an extension of time with respect to the filing of any Tax Return or payment of any Taxes have been given or requested with respect to Fording or any Fording Subsidiary;

(vi)
disclosed in writing by Fording, neither Fording nor any Fording Subsidiary is a party to any Tax sharing allocation, indemnity or similar agreement or arrangement (whether or not written) pursuant to which Fording or any Fording Subsidiary will have any obligation to make any payments after the acquisition of the Units by Acquiror;

(vii)	set forth in the Fording Disclosure Letter, Fording is a “mutual fund trust” for purposes of the Tax Act;

(viii)	set forth in the Fording Disclosure Letter, Fording is not a “non-resident person” for purposes of the Tax Act;

(ix)
set forth in the Fording Disclosure Letter, the Fording Units were listed on the TSX before November 1, 2006 and continuously thereafter and Fording would have been a “SIFT trust” on October 31, 2006 had the definition of “SIFT trust” contained in subsection 122.1(1) of the Tax Act, (the “SIFT Proposals”) been in force and applied to Fording on that date, and Fording has not exceeded its normal growth limitations as determined for purposes of the SIFT Proposals; and

(x)
set forth in the Fording Disclosure Letter, Fording and each Fording Subsidiary has not engaged in any transaction which could result in the application of section 15(2), 17, 78, 80, 80.01, 80.02, 80.03 or 80.04 of the Tax Act.

(s)	Employee Benefits.
(i)	Fording has disclosed in writing a complete list of all of the Benefit Plans;

(ii)
Each Benefit Plan is, and has been, established, registered, amended and administered in compliance with the terms of such Benefit Plan, all applicable Laws, the terms of the material documents that support such Benefit Plan and the terms of agreements between Fording and/or any Fording Subsidiaries, as the case may be, and their respective Employees and former employees who are members of, or beneficiaries under, the such Benefit Plan;

(iii)
There is no investigation by any Governmental Entity pending or, to the knowledge of Fording, threatened involving any Benefit Plan and, to the knowledge of Fording, there exists no state of facts which after notice or lapse of time or both would reasonably be expected to give rise to any such investigation, examination or other proceeding, action or claim or to affect the registration of any Benefit Plan required to be registered;

(iv)
All current obligations of the Fording Parties regarding the Benefit Plans have been satisfied in all material respects, and all contributions, premiums or taxes required to be made or paid by any Fording Party, as the case may be, under the terms of each Benefit Plan or by applicable Laws in respect of the Benefit Plans have been made in a timely fashion;

(v)	Fording has not resolved or agreed to improve or change the benefits provided under any Benefit Plan other than changes expressly contemplated by such plans on the date hereof; and

(vi)
All data necessary to administer each Benefit Plan is in the possession of Fording, the Fording Subsidiaries, or an agent thereof, as applicable, and is in a form which is sufficient for the proper administration of the Benefit Plan in accordance with its terms and all applicable Laws and such data is complete and correct.

(t)
Reports. Fording has, in accordance with applicable Laws, filed with the Securities Authorities, the TSX and the NYSE, as applicable, true and complete copies of all forms, reports, schedules, statements, material change reports, circulars, press releases, disclosures relating to options and other stock based incentive plans, prospectuses, other offering documents and all other documents required to be filed by it with Securities Authorities, the TSX or the NYSE as applicable since January 1, 2007 (such forms, reports, schedules, statements and other documents, including any financial statements or other documents, including any schedules included therein, are referred to herein as the “Fording Public Documents”). None of the Fording Public Documents at the time filed, or as applicable, the time of the filing becoming effective, contained any misrepresentation or any material misstatements or omissions necessary in order to make the statements therein not misleading in light of the circumstances under which they were made. Fording has not filed any confidential material change or similar report with any Securities Authorities, stock exchange or other regulatory authority that at the date hereof remains confidential.

(u)
Intellectual Property. Other than any Intellectual Property owned or licenced by Purchaser and made available to Fording and except as disclosed in writing by Fording or as would not have material adverse effect, Fording and the Fording Subsidiaries own all right, title and interest in and to, or are validly licenced (and are not in material breach of such licenses) or otherwise have the right to use all patents, patent rights, trademarks, trade-names, service marks, service names, copyrights, license rights, know-how (including trade secrets and other unpatented and unpatentable proprietary or confidential information, systems or procedures) and other intellectual property rights (the “Intellectual Property”) necessary to carry on business in the manner presently conducted.

(v)
Sarbanes-Oxley Act and Internal Controls. Fording and, to Fording’s knowledge, each of the Fording Trustees and officers of Fording are in material compliance with and have complied in all material respects with the applicable provisions of the Sarbanes-Oxley Act as they apply to Fording. Fording has implemented and maintains a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian GAAP. Fording has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Fording, including its consolidated subsidiaries, is made known to the President, in his capacity as principal executive officer of Fording, and the Vice President and Chief Financial Officer, in his capacity as principal financial officer of Fording, by others within Fording. Based on its most recent evaluation of internal controls prior to the date hereof, Fording has disclosed to its auditors and audit committee (i) that there were no significant deficiencies or material weaknesses in the design or operation of internal controls that are reasonably likely to adversely affect Fording’s ability to record, process, summarize and report financial information and (ii) that there was no fraud, whether or not material, that involves management or other employees who have a significant role in internal controls.

(w)
Non-Arm’s Length Transactions. Except for the Benefit Plans and other than, contracts, agreements and arrangements between Fording and the Fording Subsidiaries on the one hand and Purchaser and its affiliates or the Partnership on the other hand, and except as disclosed in writing by Fording, there are no contracts or other transactions between Fording or any of the Fording Subsidiaries, on the one hand, and any (i) officer, trustee or director of Fording or any of the Fording Subsidiaries, (ii) any holder of record or beneficial owner of 5% or more of the Units, or (iii) any associate or affiliate of any such officer, trustee, director or beneficial owner, on the other hand.

(x)
Reporting Issuer Status. Fording is a “reporting issuer” under applicable Canadian Securities Laws in each of the provinces of Canada in which such concept exists and a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and is in compliance in all material respects with Canadian Securities Laws, U.S. Securities Laws and the rules and policies of the TSX and the NYSE. The Units are listed and posted for trading on the TSX and the NYSE and Fording is not in material default of any of the listing conditions of such exchanges.

(y)
No Orders. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, the Units or any other securities of Fording has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of Fording, are contemplated or threatened under any Canadian Securities Laws or U.S. Securities Laws or by any other regulatory authority.

(z)
Material Contracts. The Material Contracts are all in full force and effect, unamended and there are no outstanding defaults (or events which would constitute a default with the passage of time or giving of notice or both) under any such Material Contract on the part of Fording or any of the Fording Subsidiaries, as applicable, and to the knowledge of Fording, on the part of any other party to such Material Contracts, in either case where such defaults would, individually or in the aggregate, have a material adverse effect.

(aa)	Investment Company. Fording is not registered and is not required to be registered as an investment company pursuant to the United States Investment Company Act of 1940, as amended.

(bb)
Royalty Agreement. The Royalty Agreement is a legal, valid and binding obligation of each of Fording and Fording LP enforceable against each party by the other in accordance with its terms, subject to bankruptcy, insolvency, reorganization (under debtor or creditor Laws), fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors’ rights generally, and to general principles of equity. Each of Fording and Fording LP is in material compliance with the terms and conditions of the Royalty Agreement, and the Royalty Agreement has not been amended in any respect since December 31, 2006.

(cc)
Ownership of the Partnership. Fording LP directly, and Fording indirectly, holds a 60% general partnership interest in the Partnership free and clear of all liens, mortgages, charges, pledges, security interests, encumbrances, claims or demands, other than Permitted Encumbrances and rights under the EVCP Partnership Agreement and the Teck Agreement. The Partnership is a validly subsisting partnership governed by the EVCP Partnership Agreement. The EVCP Partnership Agreement is a legal, valid and binding agreement of the partners of the Partnership enforceable against them in accordance with its terms, subject to bankruptcy, insolvency, reorganization (under debtor or creditor Laws), fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors’ rights generally, and to general principles of equity, and has not been amended since February 27, 2006.

(dd)
Brokers. Except for RBC and the Independent Valuator, no broker, finder, investment banker or other market intermediary is entitled to any brokerage, finder’s, consulting, advisory, valuation or other fee or commission, or to the reimbursement of any of its expenses, in connection with the Arrangement or the other elements of the Transaction.

(ee)
Acquired Assets. Fording has good and valid title to the Acquired Assets free and clear of all mortgages, charges, pledges, security interests, encumbrances, claims or demands whatsoever other than Permitted Encumbrances and rights under the EVCP Partnership Agreement and the Teck Agreement, and no person or other entity (other than Purchaser) has or will have any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement for or right to purchase from Fording all or any of the Acquired Assets or any issued or unissued equity securities of any of the Fording Subsidiaries or any interest of Fording or Fording LP in the Partnership.

3.2	Survival of Representations and Warranties
The representations and warranties of Fording contained in this Agreement shall survive the execution and delivery of this Agreement and shall expire and be terminated and extinguished at the Transaction Confirmation Date except for purposes of the termination right in Section 8.1(g).
3.3	Disclaimer of Additional Representations and Warranties
Purchaser acknowledges and agrees that, except as expressly set forth in this Agreement or any certificate delivered by Fording in accordance with the terms of this Agreement, Fording is not making any representation or warranty, express or implied, at law or in equity, with respect to Fording, the Fording Subsidiaries, the Partnership (for the avoidance of doubt, Purchaser further acknowledges that the sole representations or warranties made by Fording in respect of the Partnership are the representations set out in Section 3.1(cc) and Section 3.1(ee)), their respective businesses, the Acquired Assets, the past, current or future production of any such entity or assets, their financial condition or any of their assets, liabilities or operations, or their past, current or future profitability or performance, individually or in the aggregate, and any such other representations or warranties are hereby expressly disclaimed.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF PURCHASER
4.1	Representations and Warranties
Purchaser hereby represents and warrants to Fording as follows, and acknowledges that Fording is relying upon these representations and warranties in connection with the entering into of this Agreement:
(a)
Organization. Each of Purchaser and the Material Purchaser Entities has been duly organized and is validly existing under the Laws of the jurisdiction in which it is organized. Each of Purchaser and the Material Purchaser Entities has full corporate or legal power and authority to own its properties and assets and conduct its business as currently conducted, except where the failure to have such power or authority would not have a Purchaser Material Adverse Effect. Each of Purchaser and the Material Purchaser Entities is current with all material filings required to be made in all jurisdictions in which it carries on any material business.

(b)	Subsidiaries and Interests.
(i)
Except for the Material Purchaser Entities, the Purchaser has no subsidiaries (as defined for the purposes of National Instrument 51-102 of the Canadian Securities Administrators but expressly excluding the Partnership) that would be required to be disclosed under Item 3.2 of Form 51-102F2 of National Instrument 51-102 of the Canadian Securities Administrators provided that the determination as to whether a subsidiary of the Purchaser would be required to be disclosed under such item shall be determined based on a subsidiary’s total assets, sales and operating revenues as at and for the twelve months ending June 30, 2008 and the Purchaser’s consolidated assets, sales and operating revenues as at and for the twelve months ending June 30, 2008 rather than as at the end of the Purchaser’s most recent financial year-end; and

(ii)
Except as Publicly Disclosed by Purchaser, no person or other entity has or will have any agreement, option, right or privilege (whether pre-emptive or contractual), other than rights of first refusal, capable of becoming an agreement for or right to purchase from Purchaser all or any material amount of issued or unissued equity securities of any of the Material Purchaser Entities.

(c)
Authority. Purchaser has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Purchaser, the performance by Purchaser of its obligations under this Agreement and the completion by Purchaser of the Transaction have been duly authorized by the Board of Directors of Purchaser, and no other proceedings on the part of Purchaser are necessary to authorize the execution and delivery of this Agreement, the performance by the Purchaser of its obligations hereunder or the completion of the Transaction by Purchaser. This Agreement has been duly executed and delivered by Purchaser and constitutes a legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject to bankruptcy, insolvency, reorganization (under debtor or creditor Laws), fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors’ rights generally, and to general principles of equity.

(d)
No Breach. The execution and delivery of this Agreement by Purchaser and performance by Purchaser of its obligations hereunder and the completion of the Transaction will not result in a violation or breach of or give rise to any termination rights under any provision of:

(i)	the certificate of incorporation, articles, by-laws or other charter documents of Purchaser;

(ii)
any mortgage, note, indenture, contract, agreement, instrument, lease, permit, approval, consent, authorization or other document to which Purchaser or any Material Purchaser Entity (to the knowledge of Purchaser with respect to any Material Purchaser Entity that is not a subsidiary) is a party or by which it is bound; or

(iii)
any applicable Law or any judgment, decree or order binding upon Purchaser or any Material Purchaser Entity (to the knowledge of Purchaser with respect to any Material Purchaser Entity that is not a subsidiary) or the property or assets of Purchaser or the Material Purchaser Entities (to the knowledge of Purchaser with respect to any Material Purchaser Entity that is not a subsidiary), except in each case such violations or breaches that would not, individually or in the aggregate, have a Purchaser Material Adverse Effect.

(e)
Consents and Approvals. Other than those which the failure to obtain or make, would not individually or in the aggregate, have a Purchaser Material Adverse Effect, no consent, waiver, approval, permit, order or authorization of, or declaration or filing with, any Governmental Entity is required to be obtained by Purchaser or any Material Purchaser Entity (to the knowledge of Purchaser with respect to any material Purchaser Entity that is not a subsidiary) in connection with the execution and delivery of this Agreement or the completion by Purchaser of the Transaction other than:

(i)	the Interim Order;

(ii)	any approvals required by Purchaser pursuant to the operation of the Interim Order;

(iii)	the Final Order;

(iv)	Competition Act Approval;

(v)	HSR Approval;

(vi)	Schedule 13E-3;

(vii)	filings with the Registrar under the Corporate Statute and approvals from and filings with Securities Authorities, the TSX and the NYSE; and

(viii)	those consents, approvals, orders, authorizations and filings listed in Schedule “B” hereto;
(f)
Purchaser Third Party Consents. No Purchaser Third Party Consents are required by Purchaser or its subsidiaries in connection with the execution and delivery of this Agreement by Purchaser, the performance by Purchaser of its obligations under this Agreement or the completion of the Transaction by Purchaser, except where the failure to obtain such consent, approval or authorization would not, individually or in the aggregate, have a Purchaser Material Adverse Effect.

(g)
Litigation, Etc. Except as Publicly Disclosed by Purchaser, and to the knowledge of Purchaser in respect of any Material Purchaser Entity that is not a subsidiary, there is no claim, action, proceeding, suit, arbitration or investigation pending or, to the knowledge of Purchaser, threatened against or relating to Purchaser, its subsidiaries or any Material Purchaser Entity which is not a subsidiary or affecting any of their properties or assets before any court or governmental or regulatory authority or body or other Governmental Entity or arbitral authority which would, if adversely determined, individually or in the aggregate, have a Purchaser Material Adverse Effect and neither Purchaser, nor any of its subsidiaries, nor to the knowledge of Purchaser any Material Purchaser Entity which is not a subsidiary, nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree or arbitrator’s decision which has or would, individually or in the aggregate, have a Purchaser Material Adverse Effect.

(h)
No Breach of Laws. Neither Purchaser, any of its subsidiaries, nor to the knowledge of Purchaser any Material Purchaser Entity which is not a subsidiary, is or has been in violation of, and to the knowledge of Purchaser is not under investigation with respect to and has not been threatened to be charged with or given notice of any violation of, any applicable Laws, except for violations that would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(i)
Capitalization and Listing. The authorized share capital of Purchaser consists of an unlimited number of Class A common shares, an unlimited number of Purchaser Shares and an unlimited number of preference shares, issuable in series. As of the date hereof, there are 9,353,450 Class A common shares, 433,072,558 Purchaser Shares and no preference shares issued and outstanding. The Purchaser Shares to be issued in connection with the Arrangement will be duly authorized and when issued under the Arrangement, all such Purchaser Shares will be: (i) validly issued as fully paid and non-assessable; and (ii) listed for trading on the TSX and the NYSE. The outstanding Class A common shares of Purchaser and the Purchaser Shares are validly issued and outstanding as fully paid and non-assessable shares. Except as Publicly Disclosed by Purchaser, (i) no options, warrants, conversion privileges, equity-based awards or other rights, agreements or commitments of any character whatsoever requiring or which may require the issuance, sale or transfer by Purchaser of equity securities of Purchaser or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, or whose value is based on or in reference to the value or price of any equity securities of Purchaser, are outstanding; (ii) there are no outstanding contractual or other obligations of Purchaser to repurchase, redeem or otherwise acquire any of its equity securities; and (iii) there are no outstanding contractual or other obligations of Purchaser, the value of which is based on the value of the Purchaser Shares.

(j)
Reports. Purchaser has, in accordance with applicable Laws, filed with the Securities Authorities, the TSX and the NYSE, as applicable, true and complete copies of all forms, reports, schedules, statements, material change reports, circulars, press releases, disclosures relating to options and other stock based incentive plans, prospectuses, other offering documents and all other documents required to be filed by it with Securities Authorities, the TSX or the NYSE as applicable since January 1, 2007 (such forms, reports, schedules, statements and other documents, including any financial statements or other documents, including any schedules included therein, are referred to herein as the “Purchaser Public Documents”). None of the Purchaser Public Documents at the time filed, or as applicable, at the time of the filing becoming effective, contained any misrepresentation or any material misstatements or omissions necessary in order to make the statements therein not misleading in light of the circumstances in which they were made. Purchaser has not filed any confidential material change or similar report with any Securities Authorities, stock exchanges or other regulatory authority that at the date hereof remains confidential.

(k)
Reporting Issuer Status. Purchaser is a “reporting issuer” under applicable Canadian Securities Laws in each of the provinces of Canada in which such concept exists and a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and is in compliance in all material respects with Canadian Securities Laws, U.S. Securities Laws and the rules and policies of the TSX and the NYSE. The Purchaser Shares are listed and posted for trading on the TSX and the NYSE and Purchaser is not in material default of any of the listing conditions of such exchanges.

(l)
Financial Statements. The Purchaser Financial Statements are, as at their respective dates, complete and correct in all material respects, were prepared in accordance with Canadian GAAP, and present fairly in all material respects the financial position of the entities to which such financial statements relate as at the date and for the periods stated therein. The financial statements of the Purchaser described in paragraph (a) of the definition of “Purchaser Financial Statements” have been reconciled to generally accepted accounting principles as required by Item 17 of Form 20-F under the Exchange Act.

(m)	Conduct of Business.
(i)
Each of Purchaser, its subsidiaries and to the knowledge of Purchaser the Material Purchaser Entities which are not subsidiaries is currently conducting its business in material compliance with its governing documents.

(ii)
Purchaser, its subsidiaries and to the knowledge of Purchaser the Material Purchaser Entities which are not subsidiaries hold all licences, permits, approvals, consents, certificates, registrations and authorizations (whether governmental, regulatory or otherwise) to enable their respective businesses to be carried on as now conducted and their respective property and assets to be owned, leased and operated, in the manner currently owned, leased and operated, except where the failure to hold such licence, permit, approval, consent, certificate, registration or authorization, would not, individually or in the aggregate, have a Purchaser Material Adverse Effect.

(iii)
Since December 31, 2007, and except as Publicly Disclosed by Purchaser there has not occurred any change, financial or otherwise, in the liabilities (contingent or otherwise), business, affairs, operations, assets, financial condition or capital of Purchaser and its subsidiaries on a consolidated basis, nor to the knowledge of Purchaser of the Material Purchaser Entities that are not subsidiaries, that has had or would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect; and

(iv)	Since December 31, 2007, except as Publicly Disclosed by Purchaser there has not been any material change in the capital or long-term debt of Purchaser and its subsidiaries on a consolidated basis.

(n)
No Orders. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, the Purchaser Shares or any other securities of Purchaser has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of Purchaser, are contemplated or threatened under any Canadian Securities Laws or U.S. Securities Laws or by any other regulatory authority.

(o)
Sufficient Funds. Purchaser has delivered to Fording a copy of an executed commitment letter (the “Debt Commitment Letter”), dated as of the date hereof, from JPMorgan Chase Bank, N.A, Citibank, N.A., Canadian branch, Merrill Lynch Capital Corporation, Canadian Imperial Bank of Commerce, Royal Bank of Canada, and Bank of Montreal (the “Lenders”). Pursuant to the Debt Commitment Letter and subject to the terms and conditions contained therein, the Lenders have committed to provide U.S.$9,810,000,000 in aggregate principal amount of debt financing to Purchaser on or before the Effective Date (the “Debt Financing”). The obligations to fund the commitments under the Debt Commitment Letter are not subject to any condition other than those set forth therein (including any further internal credit or other approval by the Lenders). Purchaser has no knowledge of any fact or occurrence that would reasonably be expected to (i) make any of the assumptions or statements set forth in the Debt Commitment Letter inaccurate, (ii) cause the Debt Commitment Letter to be ineffective or (iii) preclude in any material respect the satisfaction of the conditions set forth in the Debt Commitment Letter. As of the date hereof, the Debt Commitment Letter is in full force and effect and has not been amended in any material respect, and the financing and other fees that are due and payable on or before the date hereof under the Debt Commitment Letter have been paid in full. Subject to the terms and conditions of the Debt Commitment Letter, the funds contemplated to be received pursuant to the Debt Commitment Letter, together with the expected proceeds of the sale of Units by Purchaser and funds that Purchaser currently has on hand, will be sufficient to pay, and will be used to pay, the aggregate Cash Consideration forming part of Securityholder Consideration under the Arrangement and to make all other necessary payments (including related fees and expenses) by Purchaser in connection with the Arrangement.

(p)
Security Ownership. Other than as disclosed by Purchaser on June 20, 2008 in its filing with the SEC on Schedule 13D, wherein it represented that Purchaser owned beneficially 29,507,142 Units, Purchaser does not own or exercise control or direction over any other Units.

(q)
Indebtedness. Purchaser, its subsidiaries and to the knowledge of Purchaser, the Material Purchaser Entities which are not subsidiaries, are in compliance with all material covenants under, and no material default on the part of any of such parties exists under, any instrument securing or otherwise relating to any indebtedness of Purchaser, its subsidiaries and to the knowledge of Purchaser, those Material Purchaser Entities which are not subsidiaries.

(r)
Environmental. Except as Publicly Disclosed by Purchaser, all operations of Purchaser, its subsidiaries and to the knowledge of Purchaser, the Material Purchaser Entities which are not subsidiaries have been, and are now being, undertaken in compliance with all Environmental Laws, except where the failure to be in compliance would not, individually or in the aggregate, have a Purchaser Material Adverse Effect. Except as Publicly Disclosed by Purchaser, its subsidiaries and to the knowledge of Purchaser, the Material Purchaser Entities which are not subsidiaries are in possession of, and in compliance with, all permits, authorizations, certificates, registrations, approvals and consents necessary under Environmental Laws to own, lease and operate their properties and to conduct their respective businesses as they are now being conducted or as proposed to be conducted, except where the failure to do so would not, individually or in the aggregate, have a Purchaser Material Adverse Effect. Except as Publicly Disclosed by Purchaser, none of Purchaser, its subsidiaries and to the knowledge of Purchaser, the Material Purchaser Entities which are not subsidiaries, is subject to:

(i)
any current or threatened proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction or expenditures; or

(ii)
any demand or notice with respect to the breach of any Environmental Laws applicable to Purchaser, its subsidiaries and the Material Purchaser Entities which are not subsidiaries, including any regulations respecting the use, storage, treatment, transportation, or disposition of Hazardous Substances, which, in either case, would, individually or in the aggregate, have a Purchaser Material Adverse Effect.
(s)
Mineral Reserves and Resources. The estimated proven and probable mineral reserves and estimated indicated, measured and inferred mineral resources disclosed in the Purchaser Public Documents filed on SEDAR as of the year-ended December 31, 2007 have been prepared and disclosed in all material respects in accordance with accepted engineering practices and all applicable Laws. There has been no material reduction in the aggregate amount of estimated mineral reserves, estimated mineral resources or mineralized material of Purchaser, its subsidiaries and to the knowledge of Purchaser the Material Purchaser Entities which are not subsidiaries taken as a whole, from the amounts disclosed in the Purchaser Public Documents filed on SEDAR as of the year- ended December 31, 2007 other than as a result of mining activities undertaken in the ordinary course.

(t)
Employment Matters. None of Purchaser, its subsidiaries or to the knowledge of Purchaser the Material Purchaser Entities which are not subsidiaries has any current, pending or threatened strikes (including official or unofficial strikes or other labour relations difficulties), work stoppage, slowdowns or lockouts, union representation or organizing activities or unlawful labour practices or actions.

(u)	Tax Matters.
(i)
Purchaser, each of its subsidiaries and to the knowledge of Purchaser each of the Material Purchaser Entities which are not subsidiaries have timely filed, or caused to be filed, all Tax Returns required to be filed by them (all of which returns were correct and complete in all material respects). Purchaser, each of its subsidiaries and to the knowledge of Purchaser each of the Material Purchaser Entities which are not subsidiaries have timely paid, collected, withheld or remitted, or caused to be paid, withheld or remitted, all material Taxes that are due and payable (including all instalments on account of Taxes for the current year that are due and payable by Purchaser, any of its subsidiaries and to the knowledge of Purchaser the Material Purchaser Entities which are not subsidiaries whether or not assessed (or reassessed) by the appropriate Governmental Entity). There are no encumbrances for Taxes (other than Taxes not yet due and payable or which are being contested in good faith by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of Purchaser in accordance with Canadian GAAP) upon any of the assets or properties of Purchaser, any of its subsidiaries and the Material Purchaser Entities which are not subsidiaries;

(ii)
Purchaser has provided adequate accruals in accordance with Canadian GAAP in its consolidated financial statements for the period from inception to December 31, 2007 for any Taxes for the period covered by such financial statements that have not been paid, whether or not shown as being due on any Tax Returns;

(iii)
since the publication date of Purchaser’s consolidated financial statements for the period ending December 31, 2007, no material Tax liability not reflected in such statements or otherwise provided for has been assessed, incurred, proposed to be assessed or accrued or raised for review or placed under appeal;

(iv)
Purchaser, each of its subsidiaries and to the knowledge of Purchaser each of the Material Purchaser Entities which are not subsidiaries has duly and timely withheld from any amount paid or credited by it to or for the account or benefit of any person the amount of all Taxes and other deductions required by all applicable Law to be withheld from any such amount and has duly and timely remitted the same to the appropriate Governmental Entity; and

(v)
there are no material proceedings, investigations, audits or claims now pending or, to the knowledge of Purchaser, threatened against Purchaser, any of its subsidiaries and, to the knowledge of Purchaser, the Material Purchaser Entities which are not subsidiaries in respect of any Taxes and there are no material matters under discussion, audit or appeal with any Governmental Entity relating to Taxes and no material waivers of statutes of limitations, statutory limitation periods, agreements or other arrangements providing for an extension of time with respect to the filing of any Tax Return or payment of any Taxes have been given or requested with respect to Purchaser, any of its subsidiaries and, to the knowledge of Purchaser, the Material Purchaser Entities which are not subsidiaries.

(v)
No Defaults. None of Purchaser, nor any of its subsidiaries or, to the knowledge of Purchaser, the Material Purchaser Entities which are not subsidiaries is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default under, any contract, agreement, concession or licence to which it is a party or by which it is bound which would, if terminated or upon exercise of a right made available to a third party solely by reason of such a default, individually or in the aggregate, have a Purchaser Material Adverse Effect.

(w)
Sarbanes-Oxley Act and Internal Controls. Purchaser and, to the knowledge of Purchaser, each of the directors and officers of Purchaser are in material compliance with and have complied in all material respects with the applicable provisions of the Sarbanes-Oxley Act as they apply to Purchaser. Purchaser has implemented and maintains a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian GAAP. Purchaser has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Purchaser, including its consolidated subsidiaries, is made known to the Chief Executive Officer, in his capacity as principal executive officer of Purchaser, and the Chief Financial Officer, in his capacity as principal financial officer of Purchaser, by others within Purchaser. Based on its most recent evaluation of internal controls prior to the date hereof, Purchaser has disclosed to its auditors and audit committee (i) that there were no significant deficiencies or material weaknesses in the design or operation of internal controls that are reasonably likely to adversely affect Purchaser’s ability to record, process, summarize and report financial information, and (ii) that there was no fraud, whether or not material, that involves management or other employees who have a significant role in internal controls.

(x)	Investment Canada Act. Purchaser is a Canadian entity for purposes of the Investment Canada Act.

4.2	Survival of Representations and Warranties
The representations and warranties of Purchaser contained in this Agreement shall survive the execution and delivery of this Agreement and shall expire and be terminated and extinguished at the Transaction Confirmation Date.
4.3	Disclaimer of Additional Representations and Warranties
Fording acknowledges and agrees that, except as expressly set forth in this Agreement or any certificate delivered by Purchaser in accordance with the terms of this Agreement, Purchaser is not making any representation or warranty, express or implied, at law or in equity, with respect to Purchaser, its subsidiaries and the Material Purchaser Entities which are not subsidiaries, their respective businesses, their financial condition or any of their assets, liabilities or operations, or their past, current or future profitability or performance, individually or in the aggregate, and any such other representations or warranties are hereby expressly disclaimed.
ARTICLE 5
COVENANTS
5.1	Press Releases; Filings
(a)
The Parties agree to use reasonable commercial efforts to consult with each other in issuing any press releases or otherwise making public statements or public filings with respect to this Agreement, the Arrangement or the other elements of the Transaction except with respect to Acquisition Proposals, Superior Proposals or disagreements under this Agreement. Subject to the requirements of applicable Law, Fording and Purchaser shall provide each other with a reasonable period of time to review and comment on all such press releases, public statements or public filings prior to release thereof. Fording and Purchaser agree to issue jointly or concurrently with each other a press release with respect to this Agreement as soon as practicable, in a form acceptable to each Party, acting reasonably.

(b)
The Parties will prepare and file as promptly as practicable, and in any event prior to the expiration of any legal or regulatory deadlines, all necessary documents, registrations, statements, petitions, filings, supporting evidence and applications, including the Schedule 13E-3, that are required by applicable Law or in order to obtain the Regulatory Approvals and use their commercially reasonable efforts to obtain and maintain the Regulatory Approvals.

(c)
The Parties shall reasonably cooperate with each other in the preparation of any applications and filings for the Regulatory Approvals and any other orders, clearances, consents, rulings, exemptions, certificates, no-action letters and approvals reasonably deemed by either Purchaser or Fording to be necessary to discharge their respective obligations under this Agreement or otherwise required or advisable under applicable Laws in connection with the Arrangement, the other elements of the Transaction and this Agreement. In connection with the foregoing, each Party shall furnish, on a timely basis, all information as may be reasonably required by the other Party or required under applicable Law by any Governmental Entity to effectuate the foregoing actions, and each covenants that, to its knowledge, no information so furnished by it in writing shall contain a misrepresentation. Subject to applicable Law, each of Fording and Purchaser shall provide the other with a reasonable opportunity to review and comment upon drafts of such applications and filings and consult with, and consider in good faith any suggestions or comments made by the other with respect to the documentation relating to the applications and filings for the Regulatory Approvals, provided that, to the extent any such document contains any information or disclosure relating to a Party or any affiliate of a Party, such Party shall have approved such information or disclosure prior to the submission or filing of any such document (which approval shall not be unreasonably withheld, conditioned or delayed).

(d)
Subject to applicable Laws, the Parties shall cooperate with and keep each other fully informed as to the status of and the processes and proceedings relating to obtaining the Regulatory Approvals, and shall promptly notify each other of any communication from any Governmental Entity in respect of the Arrangement, the other elements of the Transaction or this Agreement, and shall not make any submissions or filings, participate in any material meetings or any material conversations with any Governmental Entity in respect of inquiries related to the Arrangement, the other elements of the Transaction or this Agreement unless it consults with the other Party in advance and, to the extent not precluded by such Governmental Entity, gives the other Party the opportunity to review drafts of any submissions or filings, or attend and participate in any such meetings or material conversations. Notwithstanding the foregoing, submissions, filings or other written communications with any Governmental Entity may be redacted as necessary before being shared with the other Parties to address reasonable solicitor-client or other privilege or confidentiality concerns, provided that external legal counsel to Purchaser and Fording shall receive non-redacted versions of drafts or final submissions, filings or other written communications to any Governmental Entity on the basis that the redacted information shall not be shared with their respective clients. The Parties shall request that the Regulatory Approvals be processed by the applicable Governmental Entity on an expedited basis and, to the extent that a public hearing is held, the Parties shall request the earliest possible hearing date for the consideration of the Regulatory Approvals.

(e)	Each of the Parties shall promptly notify the other if at any time before the Effective Time it becomes aware that:
(i)
any application for a Regulatory Approval or other filing under applicable Laws, including the Schedule 13E-3, made in connection with this Agreement or the Transaction contains a misrepresentation; or

(ii)
any Regulatory Approval or other order, clearance, consent, ruling, exemption, no-action letter or other approval applied for as contemplated herein which has been obtained contains or reflects or was obtained following submission of any application, filing, document or submission as contemplated herein that contained a misrepresentation;

such that an amendment or supplement to such application, filing, document or submission or order, clearance, consent, ruling, exemption, no-action letter or approval may be necessary or advisable. In such case, the Parties shall cooperate in the preparation of such amendment or supplement as required.

5.2	Covenants of Fording
Fording covenants and agrees:
(a)	it will:
(i)	following the execution of this Agreement, promptly suspend, and not subsequently reinstate, the distribution of Units under the Fording DRIP;

(ii)
promptly following the execution of this Agreement, suspend the grant of further Phantom Units under the Joint Phantom Unit Plan (it being acknowledged and agreed that in lieu of the grant of further Phantom Units, Fording will make cash equivalent payments in the ordinary course and in a manner consistent with past compensation practice, to the Fording Trustees and the Fording Directors);

(iii)	co-operate with Purchaser and the Partnership to take all action necessary to terminate the TUPP at the Effective Date;

(iv)
as soon as reasonably practicable after the execution of this Agreement but in any event, subject to Section 6.4, Section 5.6(c) and Section 5.2(f), on or before October 31, 2008, convene and conduct the Fording Meeting in accordance with this Agreement, the Interim Order, the Declaration of Trust and applicable Laws;

(v)
prepare and complete, in consultation with Purchaser, the Proxy Circular together with any other documents required by the Declaration of Trust, the Interim Order or applicable Laws in connection with the Fording Meeting and the Arrangement (provided that in any event Fording will have prepared all materials necessary for filing the application for the Interim Order with the Court and the Registrar within thirty days after the date of this Agreement); and

(vi)
no later than 21 days prior to the Fording Meeting, cause the Proxy Circular and other documentation required in connection with the Fording Meeting to be filed and to be sent to each Securityholder and other persons as required by the Declaration of Trust, the Interim Order and applicable Laws, in each case so as to permit the Fording Meeting to be held within the time required by Section 5.2(a)(iv);

(b)
it will ensure that the Proxy Circular complies in all material respects with all applicable Laws, and, without limiting the generality of the foregoing, that the Proxy Circular (including with respect to any information incorporated therein by reference from the Fording Public Documents) will not contain a misrepresentation (other than with respect to any information furnished by Purchaser for inclusion in the Proxy Circular) and shall provide Securityholders with information in sufficient detail to permit them to form a reasoned judgement concerning the matters to be placed before them at the Fording Meeting;

(c)
it will include in the Proxy Circular the recommendation of the Fording Trustees that Unitholders vote in favour of the Arrangement Resolution (it being understood that such recommendation may be withdrawn, amended, modified or qualified in the event a Change in Recommendation is made in accordance with Section 5.6);

(d)
it will give Purchaser and its legal counsel a reasonable opportunity to review and comment on drafts of the Proxy Circular and other documents related thereto, it being acknowledged and agreed that Fording shall, acting reasonably, determine whether or not to take account of such comments, provided that all information relating to Purchaser, its subsidiaries and joint venture interests, or their respective businesses and properties included in the Proxy Circular shall be in form and content satisfactory to Purchaser, acting reasonably;

(e)	it will provide notice to Purchaser of the Fording Meeting and allow Purchaser’s representatives to attend the Fording Meeting;

(f)
subject to Section 6.4 and Section 5.6(c) except as required for quorum purposes or by applicable Laws, it will not postpone or adjourn (or propose any such adjournment or postponement) the Fording Meeting without Purchaser’s prior written consent, and in the event of any such postponement or adjournment, it will, as promptly as practicable, take all steps necessary to thereafter reconvene the Fording Meeting;

(g)
it will advise Purchaser as Purchaser may reasonably request, and at least on a daily basis on each of the last ten (10) business days prior to the date of the Fording Meeting, as to the aggregate tally of the proxies received by Fording in respect of the Arrangement Resolution;

(h)
it will promptly advise Purchaser of any written notice of dissent or purported exercise by any Unitholder of Dissent Rights received by Fording in relation to the Arrangement Resolution and any withdrawal of Dissent Rights received by Fording and any written communications sent by or on behalf of Fording to any Unitholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement Resolution;

(i)
in a timely and expeditious manner, and in consultation with Purchaser, it will prepare and file any amendments or supplements to the Proxy Circular that are required by applicable Law or that Fording, acting reasonably, determines to be desirable and mail the same as required by the Interim Order and in accordance with all applicable Laws, in all jurisdictions where the same is required, complying in all material respects with all applicable legal requirements on the date of mailing thereof;

(j)
at the request of Purchaser and provided Purchaser agrees to pay the costs of such solicitation, it will use commercially reasonable efforts to solicit from the Securityholders proxies in favour of the Arrangement Resolution, including using the services of dealers and proxy solicitation services, and will take all other action that is necessary, desirable or advisable to secure the approval of the Arrangement Resolution, unless and until the Fording Trustees have changed their recommendation of the Arrangement;

(k)
it will provide legal counsel to Purchaser with a reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Interim Order and Final Order, and will give reasonable consideration to all such comments; and

(l)
it will provide legal counsel to Purchaser on a timely basis with copies of any notice of appearance and evidence served on Fording or any Fording Subsidiary or its legal counsel in respect of the application for the Final Order or any appeal therefrom and with copies of any materials filed with the Court by Fording or any Fording Subsidiary in connection with the Arrangement.

5.3	Further Covenants of Fording
Fording covenants and agrees that unless it has received the prior written consent of Purchaser (such consent not to be unreasonably withheld, conditioned or delayed) or except as expressly contemplated in this Agreement (including for the avoidance of doubt, the Fording Disclosure Letter), or the Plan of Arrangement, from the date hereof until the earlier of the Effective Date and the day upon which this Agreement is terminated in accordance with its terms, Fording shall do the following and where applicable, shall cause the Fording Subsidiaries to do the following:
(a)
subject to the terms and conditions of this Agreement, in a timely and expeditious manner take or cause to be taken all such steps and do or cause to be done all such acts and things, as are specified in the Interim Order, the Plan of Arrangement and the Final Order to be taken or done by Fording and the Fording Subsidiaries;

(b)
as soon as reasonably practicable after the date hereof, subject to the concluding sentence of this Section 5.3(b), use all commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its and Purchaser’s obligations hereunder set forth in Article 6 to the extent the same is within its or any Fording Subsidary’s control and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Arrangement and the other elements of the Transaction as promptly as practicable, including using its commercially reasonable efforts to:

(i)	obtain all Fording Regulatory Approvals;

(ii)
respond to any request for information that may be made by any Governmental Entity so as to enable the Parties to expeditiously complete the Arrangement and the other elements of the Transaction as promptly as practicable;

(iii)
oppose, lift or rescind any injunction or restraining order or other order, proceeding or action challenging or affecting this Agreement or the transactions contemplated hereby, or seeking to restrain, enjoin or prohibit the completion of the Transaction in accordance with the terms hereof;

(iv)
obtain and maintain all approvals, clearances, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Entity or other third party that are necessary, proper or advisable to consummate the Transaction, including the Third Party Consents; and

(v)	co-operate with Purchaser in connection with the performance by it of its obligations hereunder.
In connection with the foregoing, it is acknowledged and agreed by the Parties that, prior to the Effective Time, neither Fording nor any of the Fording Subsidiaries shall be required to spend material sums of money (other than in connection with the fees and expenses in connection with the retention of their professional advisors), agree to any material restriction on their respective businesses or operations, surrender any material registration, license, permit, authorization or similar instrument, terminate or modify any material customer or supplier relationship or divest itself of any asset;
(c)
subject to its commercially reasonable efforts, not take any action or permit any action to be taken or not taken by any of the Fording Subsidiaries that would reasonably be expected to prevent or materially impede or delay the completion of the Arrangement or the other elements of the Transaction or would render, or that reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to the Transaction Confirmation Date or the Effective Date if then made;

(d)
not do anything that (i) would adversely affect Fording’s status as a “mutual fund trust” for purposes of the Tax Act or (ii) would cause the definition of a “SIFT trust” in subsection 122.1(1) of the Tax Act to apply to Fording for any taxation year ending before 2011;

(e)
use reasonable commercial efforts to provide, and shall use reasonable commercial efforts to cause its trustees, directors, officers, Employees, independent auditors, counsel and other representatives to provide, all such reasonable and timely cooperation in connection with the arrangement of the debt financing contemplated by the Debt Commitment Letter as may be reasonably requested by Purchaser, the Lenders or their affiliates, including but not limited to using its reasonable commercial efforts to:

(i)	participate in meetings, drafting sessions and due diligence sessions,

(ii)	furnish Purchaser and its financing sources with such financial and other pertinent information regarding Fording and the Fording Subsidiaries as may be reasonably requested by Purchaser,

(iii)
assist Purchaser and its financing sources in the preparation of an offering document to be used in connection with the debt financing contemplated by the Debt Commitment Letter or the refinancing thereof, as well as presentation materials and materials for rating agency presentations,

(iv)	reasonably cooperate with the marketing and syndication efforts of Purchaser and its financing sources;

(v)	obtain reasonable auditors’ reports, reasonable comfort letters and reasonable legal opinions (in each case as are customary), and

(vi)
provide reasonable cooperation to Purchaser to assist it in satisfying the conditions and obligations of Purchaser set forth in the Debt Commitment Letter in respect of matters within the control of Fording.

Notwithstanding the foregoing, neither Fording nor any Fording Subsidiary will be required to:
(A)	pay any commitment, consent or other fee or incur any other liability in connection with any such financing prior to the Effective Time;

(B)
take any action or do anything that would contravene any applicable Law, contravene any contract of Fording or any Fording Subsidiary that relates to borrowed money or would be capable of impairing or preventing the satisfaction of any condition set forth in Article 6;

(C)	commit to take any action that is not contingent on the consummation of the Transaction at the Effective Time;

(D)
disclose any information that in the reasonable judgment of Fording would result in the disclosure of any trade secrets or similar information or violate any obligations of the Fording or any other person with respect to confidentiality; or

(E)	cooperate with Purchaser to the extent that it would unreasonably interfere with the business or operations of Fording or any of the Fording Subsidiaries.
Purchaser agrees to indemnify Fording, its affiliates and their respective trustees, officers, directors and employees from and against any and all liabilities, losses, damages, Claims suffered or incurred by any of them in connection with any financing or potential financing by Purchaser or any actions or omissions by any of them in connection with any request by Purchaser made under this Section 5.3(e) and for any alleged misstatement or omission in any information provided hereunder at the request of Purchaser. Purchaser will promptly upon request by Fording and from time to time reimburse Fording for all reasonable out-of-pocket costs (including legal fees) incurred by Fording or the Fording Subsidiaries and their respective advisers, agents and representatives in connection with any of the foregoing.
(f)
subject to its reasonable commercial efforts, co-operate with Purchaser to take all such action as may be necessary or advisable to permit all amounts outstanding under the Fording Credit Agreement to be repaid at the Effective Time and for all related security and hedging arrangements to be fully discharged and releases related thereto to be obtained from all applicable lenders at the cost of Purchaser provided that Fording shall not be required to take any action, or fail to take any action inconsistent with or that otherwise affects its ability to make a payment under the Plan of Arrangement;

(g)
unless expressly required by any contract, agreement or arrangement in effect on the date hereof or applicable Laws, directly or indirectly, whether by or through any Fording Subsidiary, do or permit to occur any of the following:

(i)
issue, sell, pledge, lease, dispose of, encumber or agree to issue, sell, pledge, lease, dispose of or encumber any Units, shares, securities or units of, or any options, warrants, calls, conversion privileges or similar rights of any kind to acquire any Units, shares, securities or units of, it or any subsidiary, other than:

(A)	the issue of Units pursuant to the due exercise of Exchange Options in accordance with their terms; or

(B)
the issue of securities in connection with the redemption of Units at the request of a Unitholder, except that Fording shall not be permitted to distribute, directly or indirectly, any interest in the Royalty or any general or limited partnership interest in Fording LP in connection with any such redemption; or

(C)	the issue of Units pursuant to and in accordance with the terms of the operation of the Joint Phantom Unit Plan;

(ii)	mortgage, charge, pledge, grant a security interest or encumber any of the Acquired Assets or sell or dispose of, or agree to sell or dispose of, any material assets;

(iii)
amend or propose to amend the Declaration of Trust or their articles, charter, by-laws or other similar organizational documents of any of the Fording Subsidiaries or any of the terms of the Joint Phantom Unit Plan, Exchange Option Plan or the Fording DRIP;

(iv)
split, combine, reclassify or amend the terms of any of its outstanding securities or any securities of the Fording Subsidiaries or declare, set aside or pay any dividend or other distribution payable in cash, stock, property or otherwise with respect to such securities (other than the final distribution made by Fording and the Fording Subsidiaries of up to U.S. $3.00 per Unit pursuant to and in accordance with the Plan of Arrangement);

(v)
redeem, purchase or offer to purchase (or permit any of the Fording Subsidiaries to redeem, purchase or offer to purchase) any Units (including by way of issuer bid) or other equity securities of it or any of the Fording Subsidiaries, except that Fording shall be permitted to redeem Units at the request of a Unitholder in accordance with the Declaration of Trust, but shall not be permitted to distribute, directly or indirectly, any interest in the Royalty or any general or limited partnership interest in Fording LP in connection with any such redemption;

(vi)
repay, redeem, repurchase or retire, or otherwise make any payment in respect of any indebtedness for borrowed money of it or any of the Fording Subsidiaries or any debt securities, or any rights, warrants, calls or options to acquire any debt securities of it or any of the Fording Subsidiaries, other than in the ordinary course of business in a manner consistent with past practice or other than as required by their terms as in effect on the date of this Agreement, or authorize, or make any commitment to make any new capital expenditure, other than expenses incurred in connection with the Transaction or the other matters expressly contemplated by this Agreement;

(vii)	reorganize, amalgamate or merge it or any of the Fording Subsidiaries with any other person;

(viii)	adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of Fording or any of the Fording Subsidiaries;

(ix)
acquire or agree to acquire, or make any investment in, any person (or material interest therein) or division, other than the short term investment of cash on hand, including by way of merger, amalgamation, plan of arrangement, acquisition of securities or otherwise;

(x)
incur or commit to provide guarantees for borrowed money, or incur or assume any additional indebtedness for borrowed money or any other material liability or obligation or issue any debt securities, except for borrowings in the ordinary course of business and consistent with past practice or other than in connection with the Break Fee in the circumstances contemplated herein;

(xi)
except as required by Canadian GAAP or applicable Law make, change or revoke any material election relating to Taxes, change any annual accounting period, adopt or change any existing accounting practices, or take any action, or omit to take any action, in either case inconsistent with past practice, relating to the filing of any Tax Return or the payment of any Tax;

(xii)
except as otherwise expressly provided in this Section 5.3, pay, settle, discharge or satisfy any material claim, liability or obligation (whether absolute, accrued, asserted or unasserted, contingent or otherwise), other than in the ordinary course of business and in a manner consistent with past practice;

(xiii)	except as otherwise provided in Section 5.8, amend, modify or terminate any insurance policy in effect on the date hereof; or

(xiv)	agree, resolve or commit to do any of the foregoing;
(h)
not enter into or modify any employment, severance, collective bargaining or similar agreement, policy or arrangement with, or grant any bonus, salary increase, stock option, pension or supplemental pension benefit, profit sharing, retirement allowance, deferred compensation, incentive compensation, severance or termination pay to, or make any loan to, any of its Employees, trustees, officers or directors other than payments to the Fording Trustees and the Fording Directors on suspension of the grant of Phantom Units under the Joint Phantom Unit Plan in the manner contemplated herein;

(i)
use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverages thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(j)
unless expressly required by a Material Contract or applicable Laws, continue to carry on its and each Fording Subsidiary’s business and operations in the usual and ordinary course in a manner consistent with past practice, and shall use its reasonable commercial efforts to preserve intact its and each Fording Subsidiary’s business organizations and goodwill;

(k)	promptly notify Purchaser in writing of:
(i)
any material adverse change or material adverse effect, or any change, effect, event, development, occurrence, circumstance or state of facts which would reasonably be expected to become a material adverse change or material adverse effect; and

(ii)	of any material Governmental Entity complaints, investigations, hearings or any material third party litigation, (or communications indicating that the same may be contemplated or threatened);
(l)	not settle or compromise any claim (including any exercise of Dissent Rights) brought by any present, former or purported holder of any of its securities;

(m)	not:
(i)	authorize any waiver, release or relinquishment of any material contractual right; or

(ii)	modify in any material fashion in a manner adverse to Fording or terminate any Material Contract;
(n)	promptly advise Purchaser in writing:
(i)
if it or any Fording Subsidiary becomes aware that the Proxy Circular or any application for an order in connection with the Transaction contains any misrepresentation or otherwise requires an amendment or supplement;

(ii)
of any event, condition or circumstance that would reasonably be expected to cause any representation or warranty made by it in this Agreement to be untrue or inaccurate in any material respect at any time prior to the Transaction Confirmation Date or the Effective Date (or, in the case of any representation or warranty made as of a specified date, as of such specified date);

(iii)	of any material breach by it of any covenant, obligation or agreement contained in this Agreement; and
(o)
subject to its reasonable commercial efforts, cooperate with Purchaser to secure, effective on the Effective Date, resignations of all individuals who are currently Fording Trustees, Fording Directors, officers of Fording or directors or officers of the Fording Subsidiaries, together with duly executed comprehensive mutual releases from each such individual, and, as applicable, Fording or the Fording Subsidiary, of all of their claims, respectively, against Fording and the Fording Subsidiaries (except for any claims for unpaid remuneration, including bonus, severance and change of control payments) on the one hand, and a release by Fording or the Fording Subsidiary of all claims against such person on the other hand.

5.4	General Covenants and Acknowledgments of Purchaser

Purchaser covenants and agrees that:
(a)
subject to the terms and conditions of this Agreement, it will in a timely and expeditious manner take all such steps and do all such acts and things, as are specified in the Interim Order, the Plan of Arrangement and the Final Order to be taken or done by Purchaser;

(b)
it shall (subject to its commercially reasonable efforts) not take any action, or permit any of its subsidiaries to take any action that would reasonably be expected to prevent or materially impede or delay the completion of the Arrangement or the other elements of the Transaction or would render, or that reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to the Transaction Confirmation Date or the Effective Date if then made;

(c)	it shall promptly notify Fording in writing of:
(i)
any material Governmental Entity complaints, investigations, hearings or any material third party litigation relating to or affecting the Arrangement or the Transaction (or communications indicating that the same may be contemplated or threatened);

(d)
it shall, subject to its commercially reasonable efforts, take all necessary action to ensure that it has sufficient funds, in excess of those expected to be made available as part of the Debt Financing, to carry out its obligations under this Agreement, the Arrangement and the other elements of the Transaction and to pay all related fees and expenses;

(e)
as soon as reasonably practicable after the date hereof, it shall, subject to the concluding sentence of this Section 5.4(e), use all commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder set forth in Article 6 to the extent the same is within its control (including voting all Units held by it or over which it or its affiliates exercises direction or control) and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Arrangement and the other elements of the Transaction as promptly as practicable, including using its commercially reasonable efforts to:

(i)	obtain all Purchaser Regulatory Approvals;

(ii)
respond to any request for information that may be made by any Governmental Entity so as to enable the Parties to expeditiously complete the Arrangement and the other elements of the Transaction as promptly as practicable;

(iii)
oppose, lift or rescind any injunction or restraining order or other order, proceeding or action challenging or affecting this Agreement or the transactions contemplated hereby, or seeking to restrain, enjoin or prohibit the completion of the Transaction in accordance with the terms hereof;

(iv)
obtain and maintain all approvals, clearances, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Entity or other third party that are necessary, proper or advisable to consummate the Transaction; and

(v)	co-operate with Fording in connection with the performance by it of its obligations hereunder.
In connection with the foregoing, it is acknowledged and agreed by the Parties that, prior to the Effective Time, neither the Purchaser nor any of its affiliates shall be required to spend material sums of money (other than in connection with fees and expenses in connection with the retention of their professional advisors) agree to any material restriction on their respective businesses or operations, surrender any material registration, license, permit, authorization or similar instrument, terminate or modify any material customer or supplier relationship or divest itself of any material asset;
(f)
it shall (subject to its commercially reasonable efforts) not take any action that would reasonably be expected to prevent or materially impede or delay the completion of the Arrangement or the other elements of the Transaction, or would render, or that reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to the Transaction Confirmation Date or the Effective Date if then made;

(g)
in a timely and expeditious manner, it shall provide to Fording all information, including any pro forma financial statements prepared in accordance with applicable Laws, as may be reasonably requested by Fording or as required by the Interim Order or applicable Laws with respect to Purchaser, its subsidiaries and joint venture interests and their respective businesses and properties for inclusion in the Proxy Circular or in any amendments or supplements to such Proxy Circular complying in all material respects with all applicable Laws on the date of mailing thereof and shall ensure such information does not, and represents and warrants that it will not, contain any misrepresentation. Notwithstanding the generality of the foregoing, Purchaser shall execute reasonable certificates as to factual matters and provide such information to counsel reasonably necessary such that counsel can provide the tax opinions and tax disclosure in the Proxy Circular customary for an arrangement;

(h)
it shall use its commercially reasonable efforts to cause any of its independent auditors, qualified persons and any other advisors providing any expert information, including pro forma financial statements or technical reports (if legally required), for inclusion in the Proxy Circular to furnish to Fording a consent permitting such inclusion and the identification in the Proxy Circular of such advisor;

(i)
from the date hereof until the earlier of the Effective Date and the day upon which this Agreement is terminated in accordance with its terms, it shall, unless it has received the prior written consent of Fording, (such consent not to be unreasonably withheld, conditioned or delayed), or except as expressly contemplated in this Agreement or required by a contract, agreement or arrangement in effect on the date hereof or applicable Laws, continue to carry on its business and operations in the usual and ordinary course in a manner consistent with past practice, and shall use its reasonable commercial efforts to preserve intact its business organizations and goodwill, and it shall not unless it has received the prior written consent of Fording, (such consent not to be unreasonably withheld, conditioned or delayed), or except as expressly contemplated in this Agreement, or unless expressly required by any contract, agreement or arrangement in effect on the date hereof or applicable Laws, do or permit to occur any of the following:

(i)
split, combine, reclassify or amend the terms of any of its outstanding securities or declare, set aside or pay any dividend or other distribution payable in cash, stock, property or otherwise with respect to such securities, except for (A) cash dividends consistent with past practice and in the ordinary course, in each case with usual declaration, record and payment dates and in accordance with Purchaser’s current dividend policy and (B) dividends or distributions paid to Purchaser or any its subsidiaries by any subsidiary of Purchaser;

(ii)	issue or sell or agree to issue or sell any Purchaser Shares or any options, warrants, calls, conversion privileges or similar rights of any kind to acquire any Purchaser Shares, other than:
(A)
issuances of Purchaser Shares upon the exercise of stock options outstanding on the date hereof or issued after the date hereof in compliance with the terms of this Agreement in accordance with their present terms;

(B)	grants of options, restricted shares, and/or deferred stock units to its employees and directors in the ordinary course of business consistent with past practice; or

(C)	issuances of Purchaser Shares required pursuant to the conversion of convertible securities outstanding on the date hereof; or

(D)	issuances of Purchaser Shares or securities convertible, directly or indirectly, for Purchaser Shares in connection with any refinancing by Purchaser of the Debt Financing;

(iii)	amend its articles of incorporation, by-laws or other similar organizational documents;

(iv)	reorganize, amalgamate or merge with any other person, other than one or more wholly-owned subsidiaries;

(v)
adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, amalgamation, restructuring, recapitalization or other material reorganization (other than a merger, amalgamation or consolidation between or only involving wholly-owned subsidiaries of Purchaser); or

(vi)	agree, resolve or commit to do any of the foregoing;
(j)
it will cause the Managing Partner to manage the Partnership in the ordinary course and, subject to compliance with the then current Approved Plan (as such term is defined in the EVCP Partnership Agreement), in a manner consistent with past practice, and otherwise in full compliance with the EVCP Partnership Agreement and applicable Laws;

(k)	it shall ensure that the Purchaser Shares to be issued in accordance with the Arrangement will, immediately following issuance, be listed and posted for trading on the TSX and NYSE;

(l)	it shall promptly advise Fording in writing of:
(i)
any event, condition or circumstance that might reasonably be expected to cause any representation or warranty of Purchaser contained in this Agreement to be untrue or inaccurate in any material respect on the Transaction Confirmation Date or the Effective Date (or, in the case of any representation or warranty made as of a specified date, as of such specified date);

(ii)	any material breach by Purchaser of any covenant, obligation or agreement contained in this Agreement;

(iii)
any Purchaser Material Adverse Effect or any change, effect, event, development, occurrence, circumstance or state of facts which would reasonably be expected to become a Purchaser Material Adverse Effect; and

(iv)
any material change with respect to the debt financing contemplated by the Debt Commitment Letter. Without limiting the generality of the foregoing, the Purchaser agrees to notify Fording promptly, and in any event within 24 hours, if at any time prior to the Effective Time: (A) the Debt Commitment Letter will expire or be terminated for any reason; (B) any event occurs that, with or without notice, lapse of time or both, would individually or in the aggregate, constitute a default or breach on the part of Purchaser under any material term or condition of the Debt Commitment Letter or under any agreement or instrument contemplated therein or if Purchaser has any reason to believe that it will be unable to satisfy, on a timely basis, any term or condition of any funding arrangements contemplated by the Debt Commitment Letter required to be satisfied by it, that in each case would reasonably be expected to impair the ability of Purchaser to consummate the debt financing contemplated by the Debt Commitment Letter; or (C) any financing source that is a party to the Debt Commitment Letter advises Purchaser, whether orally or in writing, that such source either no longer intends to provide or underwrite any financing contemplated by the Debt Commitment Letter on the terms set forth in the Debt Commitment Letter or requests amendments or waivers thereto that are or could reasonably be expected to be materially adverse to the timely completion by Purchaser of the transactions contemplated by this Agreement.

(m)	in connection with the Debt Commitment Letter:
(i)
it shall use its best efforts to arrange and obtain the debt financing contemplated by the Debt Commitment Letter as soon as reasonably practicable, but in any event prior to October 31, 2008, on the terms and conditions described therein. Purchaser shall deliver to Fording correct and complete copies of such executed definitive agreements and documentation promptly when available and drafts thereof from time to time upon the reasonable request by Fording;

(ii)
it shall use its best efforts to satisfy, on a timely basis, in all material respects all covenants, terms, representations and warranties and conditions in the Debt Commitment Letter that are within its control;

(iii)
other than as specifically contemplated in this Agreement, Purchaser shall not, without the prior written consent of Fording, take any action or enter into any transaction, including any merger, acquisition, joint venture, disposition, lease, contract or debt or equity financings, that would reasonably be expected to prevent or materially impede or delay Purchaser in obtaining the debt financing contemplated by the Debt Commitment Letter or prevent, materially impede or delay its ability to complete the Transaction;

(iv)
it shall not amend or alter, or agree to amend or alter, the Debt Commitment Letter or any other definitive agreement or documentation related thereto in any manner that would reasonably be expected to prevent, materially impede or delay the completion of the Transaction, in each case without the prior written consent of Fording; and

(v)
if the Debt Commitment Letter is terminated or modified in a manner materially adverse to Purchaser’s ability to complete the Transaction for any reason, Purchaser shall use commercially reasonable efforts to: (A) obtain, as promptly as practicable, and, once obtained, provide Fording with a copy of, one or more new debt financing commitments in replacement of the Debt Financing and in an amount substantially similar to the amount anticipated to be available under the Debt Financing, that is not subject to any condition precedent materially less favourable from the perspective of Fording than the conditions precedent contained in the Debt Commitment Letter (provided that Purchaser shall not be required to use any efforts to obtain any commitments that are on terms materially less favourable to Purchaser, as determined in the reasonable judgment of Purchaser, than those in the Debt Commitment Letter); (B) negotiate and enter into definitive credit, loan or other agreements and all required documentation with such third parties as may be necessary for Purchaser to obtain such funds on terms and conditions consistent with such new debt financing commitments, as soon as reasonably practicable but in any event prior to October 31, 2008, and deliver to Fording correct and complete copies of such executed definitive agreements and documentation promptly when available; and (C) satisfy, on a timely basis, in all material respects all covenants, terms, representations and warranties and conditions applicable to Purchaser in respect of such new debt financing commitments and all other required agreements and documentation related thereto. Any such replacement commitments shall be deemed to constitute the Debt Commitment Letter for the purposes of this Agreement.

5.5	Covenants Regarding Non-Solicitation
(a)
Except as expressly provided in this Section 5.5 and Section 5.6, from and after the date of this Agreement, Fording shall not, directly or indirectly, through any officer, trustee, director, employee, representative (including any financial or other advisor) or agent of Fording or any of the Fording Subsidiaries (collectively, “Fording Representatives”):

(i)
solicit, assist, initiate, encourage or otherwise in any way facilitate (including by way of furnishing information, or entering into any form of written or oral agreement, arrangement or understanding) any Acquisition Proposal or any inquiries, proposals or offers regarding any Acquisition Proposal;

(ii)
participate in any discussion or negotiations regarding, or furnish to any person any confidential information with respect to, any Acquisition Proposal or potential Acquisition Proposal or otherwise co-operate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any person to make an Acquisition Proposal or potential Acquisition Proposal;

(iii)	make a Change in Recommendation;

(iv)	accept, approve, agree to, endorse, recommend, or propose publicly to accept, approve, agree to, endorse, recommend any Acquisition Proposal; or

(v)
accept, approve, agree to, endorse or recommend or enter into, or publicly propose to accept, approve, agree to, endorse or recommend or enter into, any agreement in respect of an Acquisition Proposal,

provided however that, notwithstanding any provision of this Agreement, if at any time following the date of this Agreement and prior to obtaining the Requisite Level of Approval, Fording receives a written Acquisition Proposal that did not result from a breach of this Section 5.5, that the Fording Trustees determine in good faith, after receiving advice from their financial advisors and outside legal counsel, is or could reasonably be expected to lead to a Superior Proposal, then Fording may furnish information including providing access to the Virtual Data Room to the person making such Acquisition Proposal and/or enter into, participate, facilitate and maintain discussions or negotiations with, and otherwise cooperate with or assist, the person making such Acquisition Proposal (but, subject to Section 5.6, not approve, recommend, accept or enter into any agreement (other than a confidentiality agreement as contemplated below), arrangement or understanding with respect to such Acquisition Proposal), provided that prior to entering into discussions or negotiations with any person regarding the Acquisition Proposal, Fording notifies Purchaser of its determination that such Acquisition Proposal is or could reasonably be expected to lead to a Superior Proposal and otherwise complies with its obligations under this Section 5.5 and Section 5.6, and provided that Fording shall not, and shall not allow the Fording Subsidiaries or the Fording Representatives to, disclose any non-public information to such person without having entered into a confidentiality agreement with such person (a draft copy of which confidentiality agreement shall be provided to Purchaser prior to its execution) containing confidentiality covenants and standstill obligations substantially similar to those set out in the Confidentiality Agreement and provided further that Fording shall promptly provide to Purchaser any non-public information concerning Fording or the Fording Subsidiaries or any of their assets provided to such other person that has not previously been made available to Purchaser.

(b)
Fording shall, and shall cause the Fording Subsidiaries and the Fording Representatives to, immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any persons (other than the Purchaser) conducted heretofore by Fording, the Fording Subsidiaries or any of the Fording Representatives with respect to any Acquisition Proposal or potential Acquisition Proposal, and, in connection therewith, Fording will discontinue access to the Virtual Data Room (and not establish or allow access to any other data rooms, virtual or otherwise or otherwise furnish information other than as permitted in paragraph (a) above) and shall as soon as possible request, to the extent that it is entitled to do so, the return or destruction of all confidential information regarding Fording, the Fording Subsidiaries or the Partnership previously provided to any such person or any other person and will request, to the extent it is entitled to do so, the destruction of all material including or incorporating or otherwise reflecting any confidential information regarding Fording, the Fording Subsidiaries or the Partnership. Fording agrees that it will not terminate, waive, amend or modify any provision of any existing confidentiality agreement relating to an Acquisition Proposal or potential Acquisition Proposal, or any standstill agreement to which it or any of the Fording Subsidiaries is a party. In this regard, the Parties agree that any deemed amendment or modification to any aforementioned confidentiality agreement or standstill agreement resulting from the entering into of this Agreement or the Confidentiality Agreement without further action by Fording will not constitute an amendment or modification of such agreement for purposes of this paragraph.

(c)
Fording shall promptly (and in any event within 24 hours) notify Purchaser (at first orally and then in writing) of any Acquisition Proposal (or any amendment thereto) or any request for non-public information relating to Fording or any of the Fording Subsidiaries or any of their assets of which Fording or any of the Fording Representatives are or become aware, or any amendments to the foregoing. Such notice shall include a copy of any written Acquisition Proposal (and any amendment thereto) which has been received or, if no written Acquisition Proposal has been received, a description of the material terms and conditions of, and the identity of the person making, any inquiry, proposal, offer or request. Fording shall also provide such further and other details of the Acquisition Proposal or any amendment thereto as Purchaser may reasonably request. Fording shall keep Purchaser promptly and fully informed of the status, including any change to the material terms, of any Acquisition Proposal or any amendment thereto, shall respond promptly to all inquiries by Purchaser with respect thereto, and shall provide to Purchaser copies of all material correspondence and other written material sent or provided to Fording by any person in connection with such inquiry, proposal, offer or request or sent or provided by Fording to any person in connection with such inquiry, proposal, offer or request.

(d)
Fording shall reaffirm its recommendation of the Transaction to be effected by the Arrangement by press release promptly (having regard, where applicable, to the requirement for Fording to convene a meeting of the Fording Trustees) in the event that:

(i)	any Acquisition Proposal which is publicly announced is determined not to be a Superior Proposal; or

(ii)	the Parties enter into an amended Agreement pursuant to Section 5.6(b) which results in any Acquisition Proposal not being a Superior Proposal.

(e)
Fording shall ensure that the Fording Subsidiaries and the Fording Representatives are aware of the provisions of this Section 5.5, and it shall be responsible for any breach of such provisions by any of them.

(f)
Notwithstanding the foregoing, nothing in this Agreement shall prevent the Fording Trustees from responding through a trustees’ circular or otherwise as required by applicable Laws to an Acquisition Proposal that they determine is not a Superior Proposal.

5.6	Notice by Fording of Superior Proposal Determination
(a)	Fording covenants that:
(i)
it shall not accept, approve, agree to, endorse, recommend or enter into any agreement in respect of an Acquisition Proposal (a “Proposed Agreement”) (other than a confidentiality agreement in accordance with Section 5.5(a)) unless:

(A)	the Acquisition Proposal constitutes a Superior Proposal;

(B)	Fording has complied with Section 5.5 and Section 5.6;

(C)	Fording has provided Purchaser with notice in writing that there is a Superior Proposal together with all documentation comprising such Acquisition Proposal;

(D)
a period of at least eight (8) business days (the “Matching Period”) shall have elapsed from the later of the date (i) Purchaser received notice of Fording’s proposed determination to accept, approve, recommend or enter into any agreement relating to such Superior Proposal (other than a confidentiality agreement in accordance with Section 5.5(a)), and (ii) Purchaser received a true and complete copy of the Acquisition Proposal;

(E)
if Purchaser has proposed to amend the terms of this Agreement in accordance with Section 5.6(b) hereof, the Fording Trustees (after receiving advice from their financial advisors and outside legal counsel) shall have determined in good faith that the Acquisition Proposal continues to constitute a Superior Proposal after taking into account such amendments; and

(F)
prior to entering into an agreement relating to such Superior Proposal (other than a confidentiality agreement in accordance with Section 5.5(a)), Fording shall have terminated this Agreement pursuant to Section 8.1(f) and paid to Purchaser the Break Fee pursuant to Section 8.2.

(ii)
the Fording Trustees shall not, after the public announcement of an Acquisition Proposal in respect of which no Proposed Agreement has been or is proposed to be entered into (an “Announced Acquisition Proposal”) make a Change in Recommendation or accept, approve, agree to, endorse or recommend any Announced Acquisition Proposal unless:

(A)	the Announced Acquisition Proposal constitutes a Superior Proposal;

(B)	Fording has provided Purchaser with not less than eight (8) business days prior written notice that the Fording Trustees intend to make a Change in Recommendation;

(C)	Fording has complied with Section 5.5 and Section 5.6 with respect thereto; and

(D)
if Purchaser has proposed to amend the terms of this Agreement in accordance with Section 5.6(b) hereof, the Fording Trustees (after receiving advice from their financial advisors and outside legal counsel) shall have determined in good faith that the Announced Acquisition Proposal continues to constitute a Superior Proposal after taking into account such amendments.

(b)
During the Matching Period, Fording acknowledges that Purchaser shall have the opportunity, but not the obligation, to offer to amend the terms of this Agreement and the Arrangement, and Fording shall co-operate with Purchaser with respect thereto, including negotiating in good faith with Purchaser to enable Purchaser to propose such adjustments to the terms and conditions of the Agreement and the Arrangement as Purchaser deems appropriate. The Fording Trustees will review any offer by Purchaser to amend the terms of this Agreement and the Arrangement in good faith in order to determine, after seeking the advice of their financial advisors and outside legal counsel, whether any such amended offer upon acceptance by Fording would result in such Superior Proposal ceasing to be a Superior Proposal. If the Fording Trustees so determine, Fording will enter into an amended agreement with Purchaser reflecting Purchaser’s amended proposal.

(c)
If Fording provides Purchaser with notice under Section 5.6(a)(i)(C) or 5.6(a)(ii)(B) on a date that is less than eight (8) business days before the date of the Fording Meeting, subject to applicable Laws, Fording shall postpone or adjourn the Fording Meeting to a date that is at least two business days and not more than ten (10) business days following the expiry of the Matching Period or the eight (8) business day period referred to in Section 5.6(a)(ii)(B), as applicable.

(d)
Fording acknowledges and agrees that each successive modification of any Acquisition Proposal or Superior Proposal shall constitute a new Acquisition Proposal or Superior Proposal for purposes of Section 5.6(a).

(e)
Purchaser agrees that if there is an Acquisition Proposal that is a Superior Proposal and that would otherwise be subject to the right of first offer under the Teck Agreement or the EVCP Partnership Agreement, and Purchaser does not exercise its right under Section 5.6(b) to amend the terms of this Agreement, then, effective upon payment of the Break Fee pursuant to Section 8.2, Purchaser hereby waives all rights of first offer under the Teck Agreement and the EVCP Partnership Agreement in respect of such Acquisition Proposal. For greater certainty, except as expressly provided herein, Purchaser does not waive or relinquish any right of first offer under the Teck Agreement or the EVCP Partnership Agreement, which rights of first offer shall continue in accordance with their terms.

5.7	Access to Information
(a)
Subject to Section 5.7(c) and applicable Laws, upon reasonable notice, Fording shall (and shall cause each of the Fording Subsidiaries to) afford Purchaser’s officers, employees, counsel, accountants and other authorized representatives and advisors (including, without limitation, any underwriters with regard to any debt or equity offerings Purchaser may choose to undertake prior to Closing, and each such underwriters’ counsel) (“Purchaser Representatives”) reasonable access, during normal business hours from the date hereof until the earlier of the Effective Time or the termination of this Agreement, to its and the Fording Subsidiaries’ financial or accounting records, books, contracts and records (including technical, geological and engineering data) as well as to its management and other personnel, and, during such period, Fording shall (and shall cause each of the Fording Subsidiaries to) furnish promptly to Purchaser all information in the possession of Fording or any of the Fording Subsidiaries concerning Fording’s and the Fording Subsidiaries’ business, operations, investments and personnel as Purchaser may reasonably request. Nothing in the foregoing shall require Fording to disclose information subject to a written confidentiality agreement with third parties, or customer-specific or competitively sensitive information, except that such information will be shared with counsel for the Purchaser on an outside counsel only basis if reasonably necessary in order to obtain the Regulatory Approvals.

(b)
Fording agrees to (i) consult and co-operate in a reasonable manner with Purchaser with respect to any of the foregoing matters and (ii) keep Purchaser informed as to the status of any matters relating to material litigation to which Fording is a party.

(c)
Purchaser acknowledges and agrees that information provided by Fording to it under Section 5.5(c) and this Section 5.7 is confidential and that Purchaser and the Purchaser Representatives shall keep such information confidential.

(d)	The Purchaser shall keep confidential all Personal Information disclosed to it by the Purchaser or its Representatives.

5.8	Trustees’ Directors’ and Officers’ Indemnification
(a)
Purchaser shall ensure that the Declaration of Trust, as well as the by-laws and other charter documents of any of the Fording Subsidiaries and any entity continuing following any amalgamation, merger, plan of arrangement, consolidation or winding-up of Fording or any of the Fording Subsidiaries with or into one or more persons (a “Continuing Entity”) shall contain provisions with respect to indemnification that are no less favourable to the persons entitled to indemnification under the Declaration of Trust and the charter documents of the Fording Subsidiaries at the Effective Time, as applicable (“Fording Indemnified Persons”) as compared to those rights of indemnification in favour of Fording Indemnified Parties contained in the Declaration of Trust and in the charter documents of the Fording Subsidiaries at the Effective Time, as applicable, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Date in any manner that would adversely affect the rights thereunder of any Fording Indemnified Persons, and, subject to applicable Law, Purchaser shall ensure that the obligations of Fording or any of the Fording Subsidiaries under any indemnification agreements between Fording or any of the Fording Subsidiaries on the one hand and any of their respective Fording Indemnified Persons on the other hand continue in place and are assumed by, if applicable, any Continuing Entity (the rights of indemnification in favour of the Fording Indemnified Persons described in this Section 5.8(a) are collectively referred to as the “Charter and Contractual Indemnification Rights”).

(b)
Purchaser agrees that Fording shall, prior to the Effective Time, purchase and maintain for the period from the Effective Time until six years after the Effective Time on a “trailing” (or “run-off”) basis, a prepaid, non-cancellable trustees’, directors’ and officers’ insurance policy for the benefit of all Fording Indemnified Persons, covering claims made prior to or within six years after the Effective Time, on terms and conditions which are no less advantageous to such persons than to Fording’s existing trustees’ and officers’ insurance policies, and in compliance with all indemnification agreements in effect at the Effective Time and providing coverage of an amount no less than (but not materially more than) such existing policies for all such persons (the “Trailing D&O Coverage”).

5.9	Winding-Up of Fording
The Parties acknowledge that subsequent to the completion of the steps comprising the Plan of Arrangement:
(a)	Fording will have no material assets;

(b)	the Residual Liabilities shall have been assumed by Purchaser and/or Acquiror;

(c)	Fording will have no further obligations to the Securityholders and all of the Units and Exchange Options outstanding at the Effective Time will have been cancelled;

(d)	Fording shall have no further obligations under the Exchange Option Plan, the Fording DRIP or the Joint Phantom Unit Plan;

(e)	the Corporate Trustee shall be the sole Trustee of Fording and the directors of Fording ULC shall be those persons designated by the Purchaser; and

(f)	the residual beneficiary of Fording will be a person designated by the Purchaser.
Accordingly, Purchaser covenants and agrees that it will, following the Effective Date, cause the Corporate Trustee to take, or cause to be taken, all reasonable actions and to do, or cause to be done, all things reasonably necessary, proper or advisable in order to provide for the wind-up and termination of Fording, including:
(i)	filing all final Tax Returns of Fording,

(ii)	providing notices and information in respect of Tax matters to the former holders of Units,

(iii)	causing the Units to cease to be listed on the TSX and NYSE,

(iv)	causing Fording to cease to be a reporting issuer (or the equivalent thereof) in the applicable jurisdictions,

(v)	de-registering the Units under the Exchange Act; and

(vi)	discharging the Residual Liabilities.
All costs, expenses and liabilities associated with the winding up and termination of Fording as aforesaid including undertaking the actions enumerated at items (i) through (vi) above shall be the sole responsibility of Purchaser.
5.10	Indemnification Obligations
(a)
From and after the Effective Time, the Purchaser shall indemnify and save harmless each of the Fording Trustees, the Fording Directors, the officers of Fording and the respective directors, officers and employees of the Fording Subsidiaries (collectively referred to as the “Fording Indemnified Parties”) from and against all Claims, whether or not arising due to third party Claims and whether or not in respect of the period preceding or following the Effective Time, which may be made or brought against the Fording Indemnified Parties, or any of them, or which they may suffer or incur, directly or indirectly as a result of or in connection with or relating to:

(i)
any non fulfillment or breach of any covenant or agreement on the part of Purchaser contained in this Agreement or in any certificate or other document furnished by or on behalf of Purchaser pursuant to this Agreement;

(ii)
any act undertaken or failed to be undertaken by any Fording Indemnified Party in their capacity as a trustee, director or officer of Fording or any Fording Subsidiary including in connection with the Transaction;

(iii)	the Residual Liabilities; and

(iv)	any information furnished by Purchaser for inclusion in the Proxy Circular containing any misrepresentation or alleged misrepresentation.

(b)
In the case only of the Fording Trustees, the Fording Directors and the directors and officers of the Fording Subsidiaries, the indemnity provided at Section 5.10(a)(ii) shall only be available to the extent that:

(i)
such persons acted with a view to the best interest of Fording or the Fording Subsidiaries, as the case may be, provided that such persons shall be deemed, absent compelling evidence to the contrary, to have acted with a view to the best interests of Fording or the Fording Subsidiaries, as the case may be, and the Purchaser shall have the burden of establishing an absence of good faith on the part of such persons, provided further that, the knowledge and/or actions or failure to act, of any other trustee, director, officer or agent of Fording, any Fording Subsidiary or any other entity, shall not be imputed to such persons for the purposes of determining the right to indemnification; and

(ii)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such persons had reasonable grounds for believing their conduct was lawful.
(c)	The provisions of Section 5.10 are in addition to the existing indemnities and protections provided by the Charter and Contractual Indemnification Rights and the Trailing D&O Coverage.

(d)
The Purchaser acknowledges that those Fording Trustees serving in such capacity on the date of this Agreement are acting as trustee and agent for the Fording Indemnified Parties, on whose behalf and for whose benefit the indemnity in this Section 5.10 is provided and that the Fording Indemnified Parties shall have the full right and entitlement to take the benefit of and enforce such indemnity notwithstanding that they may not individually be parties to this Agreement. The Purchaser agrees that those Fording Trustees serving in such capacity at the date of this Agreement may enforce the indemnity provided for herein for and on behalf of the Fording Indemnified Parties and, in such event, the Purchaser will not in any proceeding to enforce the indemnity by or on behalf of such Fording Indemnified Parties assert any defence thereto based on the absence of authority or consideration or privity of contract and irrevocably waives the benefit of any such defence.

5.11	Pre-Arrangement Wind-Up of Fording LLC
Fording covenants and agrees to cause Fording LLC to be wound-up and, to the extent practicable in the circumstances, dissolved prior to the Effective Time, all in accordance with applicable Laws so as to cause all of the assets and obligations of Fording LLC, including all of the then issued and outstanding equity securities of Fording ULC, to be distributed to or assumed by Fording in connection therewith.

5.12	Treatment of Fording Officers following the Effective Time
Purchaser acknowledges and agrees that pursuant to the operation of the (i) that certain Administrative Services Agreement between Fording and the Partnership dated as of February 28th, 2003; and (ii) the Amended and Restated Industrial Minerals Services Agreement between Fording ULC and the Partnership dated August 24, 2005, pursuant to which the Partnership is required to make certain of its executive personnel available to serve as officers of Fording and of Fording ULC as may reasonably be required by those entities to operate effectively, which personnel are required to report to the Fording Trustees through the Chief Executive Officer of Fording in the case of Fording and to be Fording Directors through the Chief Executive Officer of Fording ULC in the case of Fording ULC. Purchaser further acknowledges and agrees that Fording will be required to utilize the services of the Identified Officers in connection with the completion of the Transaction under the direction and supervision of the Independent Committees (the “Support Services”). Consequently, Purchaser covenants and acknowledges that:
(a)
the Identified Officers shall be free to provide the Support Services to Fording and Fording ULC in connection with the Transaction and in so doing, will report to the Chief Executive Officer of Fording and to the Chief Executive Officer Fording ULC, as applicable, who shall, on behalf of the Independent Committees, be entitled to direct such persons in that regard;

(b)
in providing the Support Services, the Identified Officers shall not, directly or indirectly, be required to disclose to Purchaser or any of its affiliates any information relating to the provision of the Support Services or information relating to the status of the Transaction obtained by the Identified Officers in providing such services;

(c)	ensure that the Identified Officers do not incur any adverse employment consequences following the Effective Date as a result of providing the Support Services; and

(d)
without limiting the generality of the foregoing, for a period of 24 months following the Effective Date, Purchaser shall cause Teck Cominco Coal Partnership, as managing partner of the Partnership, to provide the Identified Officers with terms and conditions of employment, including without limitation, salary, bonus, benefits, perquisites, title, duties, responsibilities and location of employment, which are the same or better than those enjoyed by the Identified Officers immediately prior to the announcement of the Transaction other than such changes resulting directly from the completion of the Transaction.

5.13	Merger of Covenants
The covenants set out in this Agreement (except Sections 5.7(c), 5.7(d), 5.8, 5.9, 5.10, 5.12 and this Section 5.13, 8.5 and 9.8 and 9.9 which shall survive the completion of the Arrangement and except for Sections 5.7(c), 5.7(d), this Section 5.13, 8.2, 8.3, 8.4, 8.5, 9.1, 9.2, 9.5 and 9.9 which shall survive the termination of this Agreement) shall not survive the completion of the Arrangement or termination of this Agreement, and shall expire and be terminated without recourse between the Parties upon such completion or termination.

ARTICLE 6
CONDITIONS
6.1	Mutual Conditions
The obligations of Fording and Purchaser to complete the Arrangement and the other transactions contemplated herein are subject to the fulfilment of the following conditions at or before the Transaction Confirmation Date or such other time as is specified below:
(a)
the Interim Order shall have been granted in form and substance satisfactory to the Parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to the Parties, acting reasonably, on appeal or otherwise;

(b)	the Requisite Level of Approval shall have been obtained;

(c)
the Final Order shall have been granted in form and substance satisfactory to the Parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to each of the Parties, acting reasonably, on appeal or otherwise;

(d)	the Articles of Arrangement shall be in form and substance consistent with this Agreement, the Plan of Arrangement and the Final Order and shall be satisfactory to the Parties, acting reasonably;

(e)	the TSX shall have approved the listing of the Purchaser Shares to be issued in connection with the Arrangement subject only to satisfaction of customary conditions;

(f)	the Purchaser Shares to be issued in connection with the Arrangement shall have been approved for listing on the NYSE, subject only to official notice of issuance;

(g)	this Agreement shall not have been terminated pursuant to Article 8;

(h)
the Closing Regulatory Approvals shall have been obtained on terms and conditions acceptable to the Parties acting reasonably and shall not have been set aside or modified in a manner unacceptable to the Parties acting reasonably, on appeal or otherwise; and

(i)
there shall not be in effect any applicable Law that makes the consummation of the Arrangement or any other transactions contemplated herein which are necessary to complete the Arrangement illegal or otherwise prohibited or enjoins any Party from consummating the Arrangement or any other transactions contemplated herein which are necessary to complete the Arrangement.

The foregoing conditions are for the mutual benefit of Fording, on the one hand, and Purchaser, on the other hand, and may be waived, in whole or in part, jointly by the Parties, at any time. If any of the said conditions precedent shall not be complied with or waived as aforesaid on or before November 20, 2008 then, subject to Section 6.4, either Fording or Purchaser may terminate this Agreement by written notice to the other Party in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of Purchaser’s breach of this Agreement, in the event of a termination by Purchaser, or Fording’s breach of this Agreement, in the event of a termination by Fording.
6.2	Fording Conditions
The obligation of Fording to complete the Arrangement and the other transactions contemplated herein is subject to the fulfilment of the following additional conditions at or before the Transaction Confirmation Date or such other time as is specified below:
(a)
the representations and warranties made by Purchaser in this Agreement which are qualified by the expression “material”, “Purchaser Material Adverse Effect” or “material and adverse” shall be true and correct as of the date of this Agreement and as of the Transaction Confirmation Date as if made on and as of such date (except to the extent such representations and warranties expressly speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date) and all other representations and warranties made by Purchaser in this Agreement which are not so qualified shall be true and correct in all material respects as of the date of this Agreement and as of the Transaction Confirmation Date as if made on such date (except to the extent that such representations and warranties expressly speak of an earlier date, in which event, such representations and warranties shall be true and correct in all material respect as of such earlier date), and Purchaser shall have provided to Fording a certificate of two authorized persons certifying such accuracy on the Transaction Confirmation Date;

(b)
Purchaser shall have complied in all material respects with its covenants herein, and Purchaser shall have provided to Fording a certificate of two authorized persons dated as of the Transaction Confirmation Date certifying that it has so complied with its covenants herein;

(c)
from the date hereof up to and including the Transaction Confirmation Date, there shall not have occurred or have been disclosed to the public a Purchaser Material Adverse Effect, and Purchaser shall have provided to Fording a certificate of two qualified officers to such effect on the Transaction Confirmation Date; and

(d)
on or before October 31, 2008, Purchaser shall have provided written evidence reasonably satisfactory to the Fording Trustees that it has or will be able to draw on or prior to the Effective Date, the funds (other than the funds resulting from the sale of its Units) necessary to complete the Transaction which shall include the execution of a definitive credit agreement in respect to the debt financing contemplated by the Debt Commitment Letter.

The foregoing conditions precedent are for the exclusive benefit of Fording and may be waived, in whole or in part, by Fording in writing at any time. If any of the said conditions shall not be complied with or waived by Fording on or before November 20, 2008, then subject to Section 6.4, Fording may rescind and terminate this Agreement by written notice to Purchaser in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of Fording’s breach of this Agreement.
6.3	Purchaser Conditions
The obligation of Purchaser to complete the Arrangement and the other transactions contemplated herein is subject to the fulfilment of the following additional conditions at or before the Transaction Confirmation Date or such other time as is specified below:
(a)
the representations and warranties made by Fording in this Agreement which are qualified by the expression “material”, “material adverse change” or “material adverse effect” shall be true and correct as of the date of this Agreement and as of the Transaction Confirmation Date as if made on such date (except to the extent that such representations and warranties expressly speak of an earlier date, in which event, such representations and warranties shall be true and correct as of such earlier date) and all other representations and warranties made by Fording in this Agreement which are not so qualified shall be true and correct in all material respects as of the date of this Agreement and as of the Transaction Confirmation Date as if made on such date (except to the extent that such representations and warranties expressly speak of an earlier date, in which event, such representations and warranties shall be true and correct in all material respects as of such earlier date), and Fording shall have provided to Purchaser a certificate of two qualified officers certifying such accuracy on the Transaction Confirmation Date;

(b)
from the date hereof up to and including the Transaction Confirmation Date, there shall not have occurred or have been disclosed to the public a material adverse change or material adverse effect, and Fording shall have provided to Purchaser a certificate of two qualified officers to such effect on the Transaction Confirmation Date;

(c)
Fording shall have complied in all material respects with its covenants herein, and Fording shall have provided to Purchaser a certificate of two qualified officers dated as of the Transaction Confirmation Date certifying the same;

(d)
the Lenders shall have confirmed to the Purchaser in writing that the conditions precedent to the availability of the Debt Financing, other than the conditions set forth in paragraph (m) of Exhibit C of the Debt Commitment Letter and other than the payment by Purchaser to Fording of the transaction consideration and payment by Purchaser of the fees payable to the Lenders on the closing date, have been satisfied or waived in the event that Purchaser intends to utilize such Debt Financing in connection with the Transaction;

(e)	the Fording Trustees shall not have made a Change in Recommendation;

(f)	Dissent Rights shall not have been exercised in respect of more than 5% of the Units (on a fully-diluted basis); and

(g)
Purchaser shall have determined in good faith that the total amount of the Residual Liabilities on the Effective Date and immediately after completion of the steps comprising the Plan of Arrangement, net of current assets of Fording and excluding the FX Hedge and Residual Liabilities that were not incurred in wilful violation of this Agreement, will not exceed $475 million (if the Fording Credit Agreement will not be repaid on or prior to the Effective Date) or will not exceed $200 million (if the Fording Credit Agreement will be repaid on or prior to the Effective Date without Fording incurring liabilities to make such repayment).

The foregoing conditions precedent are for the exclusive benefit of Purchaser and may be waived, in whole or in part, by Purchaser in writing at any time. If any of the said conditions shall not be complied with or waived by Purchaser on or before November 20, 2008, then subject to Section 6.4, Purchaser may rescind and terminate this Agreement by written notice to Fording in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of Purchaser’s breach of this Agreement, provided, however, that unless the failure to satisfy the condition specified in Section 6.3(a) or 6.3(c) constitutes a material adverse change, Purchaser may not rescind and terminate this Agreement due to the failure to satisfy such condition.
6.4	Notice and Cure Provisions
Each Party will give prompt notice to the other Party of the occurrence, or failure to occur, at any time from the date hereof until the Transaction Confirmation Date, of any event or state of facts which occurrence or failure would, or would reasonably be likely to:
(a)
cause any of the representations or warranties of the other Party contained herein to be untrue or inaccurate in any material respect on the date hereof or on the Transaction Confirmation Date, as applicable;

(b)	result in the failure to comply with or satisfy any covenant or agreement to be complied with or satisfied by the other Party prior to the Transaction Confirmation Date; or

(c)	result in the failure to satisfy any of the conditions precedent in its favour contained in Sections 6.1, 6.2 or 6.3, as the case may be.

A Party may elect not to complete the transactions contemplated hereby and exercise any termination right in its favour set forth in Section 6.1, 6.2 or 6.3 as applicable provided, however, that:
(i)
forthwith and in any event prior to the Transaction Confirmation Date, the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfilment of the applicable condition precedent or termination right, as the case may be; and

(ii)
if any such notice is delivered, and a Party is proceeding diligently to cure such matter, if such matter is capable of being cured, the other Party may not terminate this Agreement until the earlier of November 20, 2008, and the expiration of a period of 45 days from such notice.

If such notice has been delivered prior to the date of the Fording Meeting, Fording shall have the right, but not the obligation, to postpone such meeting until the expiry of such period.
6.5	Merger of Conditions
The conditions set out in Sections 6.1, 6.2 and 6.3 shall be conclusively deemed to have been satisfied, waived or released upon the delivery of the notices by the Parties, one to the other, described in Section 6.6.
6.6	Confirmation of Transaction
Forthwith upon satisfaction or waiver of the conditions set forth in Sections 6.1, 6.2 or 6.3 (excluding conditions that, by their terms, cannot be satisfied until the Transaction Confirmation Date, but subject to the satisfaction or waiver by the applicable Party or Parties in whose favour the condition is, of those conditions as of the Transaction Confirmation Date), and provided that such date is not less than twenty (20) Trading Days prior to and including December 19, 2008, each of the Fording Parties and Purchaser will confirm, in writing, to each other, that all conditions in its favour have been satisfied or waived and will issue a public announcement in form and content satisfactory to each of them, acting reasonably, to that effect.
ARTICLE 7
AMENDMENT
7.1	Amendment
Subject to the provisions of the Interim Order and the Plan of Arrangement, this Agreement may, at any time and from time to time before or after the holding of the Fording Meeting, be amended by mutual written agreement of the Parties without further notice to or authorization on the part of the Securityholders, and any such amendment may, without limitation:
(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and

(d)	waive compliance with or modify any conditions precedent herein contained;

provided, however, that any such change, waiver or modification does not: (i) invalidate any required Securityholder approval of the Arrangement; or (ii) after the holding of the Fording Meeting, result in an adverse change in the quantum or form of consideration payable to Securityholders pursuant to the Arrangement.
ARTICLE 8
TERMINATION
8.1 Termination
This Agreement may be terminated at any time prior to the Effective Date (or such earlier date as is specified below):
(a)	by mutual written consent of the Parties; or
(b)	as provided in Sections 6.1, 6.2 and 6.3, subject to compliance with Section 6.4; or
(c)	by Purchaser on or prior to the date on which the Requisite Level of Approval is obtained, if on or prior to the date when such Requisite Level of Approval is obtained the Fording Trustees:
(i)	shall have failed to recommend this Agreement or the Arrangement in the manner set forth in Section 5.2(c) hereof;
(ii)
withdraw, amend, modify or qualify, or propose publicly to withdraw, amend, modify or qualify, in a manner adverse to Purchaser, their recommendation of the Arrangement (a “Change in Recommendation”), or

(iii)	shall have failed to reaffirm their recommendation of the Arrangement within five (5) business days of receipt of any written request to do so by Purchaser; or
(d)	by Purchaser if there is a breach of Section 5.5(a) in any material respect; or
(e)	by Purchaser or by Fording if the Fording Meeting shall have been held and completed and the Requisite Level of Approval shall not have been obtained; or
(f)	by Fording in the circumstances contemplated in Section 5.6(a)(i) provided Fording complies with the obligations under Section 8.2; or

(g)	by Purchaser if, following the Transaction Confirmation Date:
(i)
the Purchaser determines, in good faith, that the total amount of the Residual Liabilities on the Effective Date and immediately after completion of the steps comprising the Plan of Arrangement, net of current assets of Fording and excluding the FX Hedge, will exceed $475 million (if the Fording Credit Agreement will not be repaid on or prior to the Effective Date) or $200 million (if the Fording Credit Agreement will be repaid on or prior to the Effective Date without incurring liabilities to make such repayment), and such excess constitutes a material adverse change; or

(ii)
the Purchaser determines, in good faith, that the total amount of the Residual Liabilities on the Effective Date and immediately after completion of the steps comprising the Plan of Arrangement, net of current assets of Fording and excluding the FX Hedge and any Residual Liabilities that were not incurred in wilful violation of this Agreement, will exceed $475 million (if the Fording Credit Agreement will not be repaid on or prior to the Effective Date) or $200 million (if the Fording Credit Agreement will be repaid on or prior to the Effective Date without Fording incurring liabilities to make such repayment); or

(h)
by Purchaser or by Fording if the Transaction Confirmation Date does not occur on or before November 20, 2008 or the Effective Date does not occur on or before December 30, 2008, except that the right to terminate this Agreement under this Section 8.1(h) shall not be available to any Party whose wilful failure to fulfill any of its obligations has been the cause of, or resulted in, the failure of the Transaction Confirmation Date or the Effective Date, as applicable, not to occur by such date; or

(i)
by Purchaser or by Fording if after the date of this Agreement any action is taken under applicable Laws or any statute, rule, regulation or order is enacted, enforced, promulgated, issued, amended, modified or terminated by any court, department, board, regulatory authority, Government Entity or similar agency, domestic or foreign, entitled to exercise jurisdiction over either of the Parties, or in the administration or interpretation thereof, that has become final and non-appealable and that makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein which are necessary to complete the Arrangement; or

(j)
by Purchaser or by Fording if after the date of this Agreement any action is taken under applicable Laws or any statute, rule, regulation or order is enacted, enforced, promulgated, issued, amended, modified or terminated by any court, department, board, regulatory authority, Government Entity or similar agency, domestic or foreign, entitled to exercise jurisdiction over either of the Parties, or in the administration or interpretation thereof, or any announcement is issued or made by way of press release or otherwise by any such department, board, regulatory authority, Government Entity or similar agency that results in a material and adverse change in the anticipated tax treatment of the Transaction, or any material part thereof, to Fording or Purchaser or any Unitholders, provided that in the case of a material and adverse change in the anticipated tax treatment to the Unitholders, only Fording may terminate this Agreement under this Section 8.1(j).

8.2 Break Fee
If this Agreement is terminated:
(a)	by Purchaser pursuant to Section 8.1(c);

(b)	by Fording pursuant to Section 8.1(f);

(c)	by Purchaser pursuant to Section 8.1(d); or

(d)	by Purchaser pursuant to Section 8.1(b) or Section 8.1(e), but only if:
(i)	after the date of this Agreement and prior to such termination an Acquisition Proposal is made or publicly disclosed; and

(ii)	within twelve months following the date of such termination:
(A)
Fording or any of the Fording Subsidiaries enters into a contract providing for the implementation of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in subclause (i) above) and such Acquisition Proposal is consummated, whether or not amended prior to its consummation and whether such consummation is before or after the expiry of such twelve month period, or

(B)	an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in subclause (i) above) is consummated.

For purposes of the foregoing, the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 1.1, except that references to “20% or more” shall be deemed to be references to 50% or more, then, in consideration of the release of Purchaser’s rights under this Agreement, Fording shall pay to Purchaser, in the case of Section 8.2(b), concurrently with termination of this Agreement, in the case of Section 8.2(a) or (c), within two business days following termination of this Agreement, or in the case of Section 8.2(d) within two business days following the consummation of the Acquisition Proposal, the amount of U.S.$400 million, in immediately available funds to an account designated by Purchaser (the “Break Fee”). For greater certainty, the Parties agree that Fording shall not be obligated to make more than one payment pursuant to this Section 8.2.
8.3 Nature of Break Fee
Fording acknowledges that the agreements contained in Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that without these agreements Purchaser would not enter into this Agreement. Fording acknowledges that the amount set out in Section 8.2 in respect of the Break Fee represents liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, which Purchaser will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and is not a penalty. Fording irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive.

8.4 Effect of Termination
In the event of termination in accordance with Section 8.1, written notice shall be provided forthwith by the terminating Party to the other Parties, specifying the provision pursuant to which the termination is being made, and each Party shall be deemed to have released, remised and forever discharged the other Parties in respect of any and all claims arising in respect of this Agreement; provided that no Party will be relieved from liability for any breach of any covenant, representation or warranty contained in this Agreement prior to such termination; however Fording will be relieved from liability for any breach of any covenant, representation or warranty in this Agreement prior to such termination upon payment of the Break Fee and Purchaser hereby agrees that, upon any termination of this Agreement under circumstances where Purchaser is entitled to a Break Fee and the Break Fee is paid, (a) Purchaser shall be precluded from any other remedy against Fording, at law or in equity or otherwise, and (b) in such circumstances the Purchaser shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against Fording or any Fording Subsidiary or any of their respective trustees, directors, officers, employees, partners, managers, members, shareholders or affiliates in connection with the Transaction.
8.5 Payment of Transaction Expenses
In the event that the Agreement is terminated in the circumstances set forth in Section 8.1(e) or as a result of the conditions in Sections 6.2(d) or 6.3(d) not being fulfilled, then Purchaser shall forthwith pay to Fording, and in any event, within three business days following receipt by the Purchaser of evidence satisfactory to it, acting reasonably, of the amount of the expenditures incurred by Fording in connection with the Transaction, an amount equal to such Transaction Expenses to a maximum of $10 million.
ARTICLE 9
GENERAL
9.1 Expenses
Subject to Section 8.5 or as otherwise expressly provided for in this Agreement, the Parties agree that, except as otherwise expressly provided herein, all out-of-pocket third party transaction expenses incurred in connection with this Agreement and the Transaction, including legal fees, financial advisor fees and all disbursements by advisors, shall be paid by the Party incurring such expenses, whether or not the Arrangement is consummated, provided that if the Effective Date occurs all Transaction Expenses shall be paid to Fording (or as it may direct) by Purchaser. No later than five (5) business days prior to the Effective Date, Fording shall provide Purchaser with a list of Transaction Expenses and payment instructions. Nothing in this Agreement will prevent or limit Fording from paying the reasonable fees and disbursements (plus applicable taxes, if any) of RBC and National Bank Financial Inc. or of its accounting and legal advisors incurred by Fording in connection with the Transaction prior to the Effective Time.

9.2 Remedies
Subject to Section 8.4, the Parties acknowledge and agree that an award of money damages would be inadequate for any breach of this Agreement by any Party and that such breach would cause the non-breaching Party irreparable harm. Accordingly, the Parties agree that in the event of any such breach or threatened breach of this Agreement by one of the Parties, Fording (if Purchaser is the breaching Party) or Purchaser (if Fording is the breaching Party) will be entitled, without the requirement of posting a bond or other security, to seek equitable relief, including injunctive relief and specific performance. Subject to Section 8.4, such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at law or in equity to each of the Parties.
9.3 Notices
Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a Party shall be in writing and may be given by delivering same or sending same by facsimile transmission or by delivery addressed to the Party to which the notice is to be given at its address for service herein. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a business day, and if not, the next succeeding business day) and if sent by facsimile transmission be deemed to have been given and received at the time of receipt (if a business day, and if not, the next succeeding business day) unless actually received after 4:00 p.m. (local time) at the point of delivery in which case it shall be deemed to have been given and received on the next succeeding business day.
The address for service of each of the Parties hereto shall be as follows:
if to Purchaser:
Teck Cominco Limited
Suite 600, 200 Burrard Street
Vancouver, British Columbia
Canada V6C 3L9
Attention: Corporate Secretary
Facsimile No.: 604-640-5395
with an additional copy to:
Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, ON M5L 1B9

Attention: William J. Braithwaite
Facsimile No.: 416-947-0866
if to Fording:
Fording Canadian Coal Trust
Suite 1000, 205 — 9th Avenue S.W.
Calgary, Alberta T2G 0R4
Attention: Mr. Michael Grandin
Facsimile No.: 403-264-7339
with a copy to:
Osler, Hoskin & Harcourt LLP
Suite 2500, 450 — 1st Street S.W.
Calgary, Alberta T2P 5H1
Attention: Frank J. Turner
Facsimile No.: 403-260-7024
9.4 Further Assurances
Each Party shall, from time to time, and at all times hereafter, at the request of the other Party, but without further consideration, do all such other acts, directly, and to the extent applicable, through its subsidiaries, and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof including the Plan of Arrangement, including all such conveyances, transfers, consents, assignment and assumption agreements and other documents or writings as may be reasonably required to effectively transfer the Acquired Assets to the Purchaser in accordance with the Plan of Arrangement.
9.5 Governing Law
This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of Alberta and the federal laws of Canada applicable therein. Each Party hereby irrevocably attorns to the jurisdiction of the Courts of the Province of Alberta in respect of all matters arising under or in relation to this Agreement.
9.6 Execution in Counterparts
This Agreement may be executed by the Parties in counterparts and may be executed and delivered by facsimile and all such counterparts and facsimiles together constitute one and the same agreement.

9.7 Waiver
No investigations made by or on behalf of any of the Parties, at any time, shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation or warranty made by the Parties in or pursuant to this Agreement. No waiver of any condition or other provision, in whole or in part, shall constitute a waiver of any other condition or provision (whether or not similar) nor shall such waiver constitute a continuing waiver unless otherwise expressly provided. No waiver by any Party shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.
9.8 Enurement and Assignment
This Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns. Except as set out in Section 5.8, Section 5.10 and Section 5.12, this Agreement is not intended to confer any rights or remedies upon any person other than the Parties to this Agreement. This Agreement may not be assigned by any Party without the express prior written consent of the other Parties, which consent may be unreasonably withheld.
9.9 Liability
The Parties acknowledge and agree that the Fording Trustees are entering into this Agreement solely in their capacity as trustees on behalf of Fording and the obligations of Fording hereunder shall not be personally binding upon the Fording Trustees or any of the Unitholders and that any recourse against Fording, the Fording Trustees or any Unitholder in any manner in respect of any indebtedness, obligation or liability of Fording arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, Fording’s assets.
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IN WITNESS WHEREOF the Parties hereto have executed this Arrangement Agreement as of the date first written above.

TECK COMINCO LIMITED

Per:	(signed) “Donald R. Lindsay” Name: Donald R. Lindsay
Title: President and Chief Executive Officer

Per:	(signed) “Ronald J. Vance” Name: Ronald J. Vance
Title: Sr. Vice President, Corporate Development

FORDING CANADIAN COAL TRUST, by its authorized signatory for and on behalf of the trustees

Per:	(signed) “Michael A. Grandin” Name: Michael A. Grandin
Title: Chairman and Chief Executive Officer

SCHEDULE “A”
PLAN OF ARRANGEMENT

FINAL
ARTICLE 1
INTERPRETATION
1.1 Definitions
In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set forth below. Capitalized terms used herein and not otherwise defined have the respective meanings ascribed to them in the Arrangement Agreement.
"Acquired Assets” means:
(a)	a 100% interest in the Royalty,

(b)	all of the limited partnership interests in Fording LP held by Fording,

(c)	all of the issued and outstanding equity securities of Fording ULC,

(d)	all of the issued and outstanding equity securities of the Legacy Subsidiaries held by Fording at the Effective Time, and

(e)	all of the other assets of Fording following the completion of the steps comprising this Plan of Arrangement, other than the rights of Fording under the Arrangement Agreement;
"Acquiror” means ●, a corporation incorporated under the laws of the Province of Alberta;
"Arrangement” means the arrangement involving Purchaser, Acquiror, Fording, Fording ULC, certain subsidiaries or other affiliates of Fording and Purchaser and the Securityholders, under the provisions of Section 193 of the Corporate Statute, on the terms and subject to the conditions set forth in the Arrangement Agreement and in this Plan of Arrangement;
"Arrangement Agreement” means the arrangement agreement made as of July 29, 2008 between Fording and Purchaser, as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with its terms providing for, among other things, the Arrangement;
"Arrangement Resolution” means the resolution approving this Plan of Arrangement to be considered by the Securityholders at the Fording Meeting, which shall be in form and content satisfactory to Fording and the Purchaser, each acting reasonably;
"Articles of Arrangement” means the articles of arrangement of Acquiror in respect of the Arrangement that are required by the Corporate Statute to be sent to the Registrar after the Final Order is made, following completion of the Pre-Closing Period, in order to give effect to the Arrangement, which shall be in a form and content satisfactory to Fording and Purchaser, each acting reasonably;
"business day” means any day on which commercial deposit taking banks are generally open for ordinary banking business in Calgary, Alberta, Vancouver, British Columbia, Toronto, Ontario and New York, New York, excepting Saturdays, Sundays or a day generally observed as a holiday in any such location under applicable Laws;

"Cash Consideration” means, in respect of each whole Unit, the amount of U.S.$79.00 in cash;
"Corporate Statute” means the Business Corporations Act (Alberta);
"Corporate Trustee” means the entity appointed by Purchaser to act as sole trustee of Fording following the resignation of the Fording Trustees pursuant to this Plan of Arrangement;
"Court” means the Court of Queen’s Bench of Alberta;
"Declaration of Trust” means the declaration of trust of Fording dated February 26, 2003, by which Fording was created, as amended and restated on August 24, 2005 and as further amended on March 1, 2007;
"Depository” means Computershare Trust Company of Canada in its capacity as depository for purposes of the Arrangement;
"Dissent Rights” means the rights of dissent exercisable by Unitholders in respect of the Arrangement provided for in Article 4 of this Plan of Arrangement;
"Dissenter Trustee” means ● in its capacity as trustee of the consideration paid to Dissenting Unitholders pursuant to the operation of this Plan of Arrangement;
"Dissenting Unitholder” means a Unitholder who has duly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Units in respect of which such Dissent Rights are validly exercised by such Unitholder;
"Effective Date” means the date on which the Arrangement becomes effective pursuant to the Corporate Statute;
"Effective Time” means the first moment in time in Calgary, Alberta on the Effective Date, or such other moment in time in Calgary, Alberta on the Effective Date as Purchaser and Fording, each acting reasonably, may agree in writing prior to the Effective Date;
"Exchange Option Plan” means the Fording Exchange Option Plan adopted on February 28, 2003;
"Exchange Options” means options to purchase Units issued under the Exchange Option Plan;
"Exchange Price of such Exchange Option” means the exercise price per Unit of the Exchange Option, converted to U.S. dollars using the Bank of Canada noon exchange rate for Canada/US dollars on the second business day prior to the Effective Date;
"Final Order” means the final order of the Court in a form acceptable to Fording and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended at any time prior to the Effective Date with the consent of both Fording and Purchaser, each acting reasonably;
“Final Unitholder Distribution” means U.S.$3.00 per Unit;

"Fording” means Fording Canadian Coal Trust, a trust existing under the laws of the Province of Alberta;
"Fording Directors” means the members of the Board of Directors of Fording ULC from time to time;
"Fording DRIP” means the Premium Distribution™ and Distribution Reinvestment Plan of Fording which provides eligible Unitholders with the opportunity to reinvest the cash distributions payable by Fording towards the purchase of new Units;
"Fording LP” means Fording Limited Partnership, a limited partnership formed under the laws of the Province of Alberta;
"Fording LP Agreement” means the Amended and Restated Limited Partnership Agreement governing Fording LP dated December 6, 2006;
"Fording LP Agreement Amendments” means the amendments to the Fording LP Agreement that will:
(a)
provide that, for purposes of the Tax Act, all income and losses of Fording LP for its fiscal period ending December 31, 2008, and to the extent permitted under the Tax Act, all other amounts of Fording LP in respect of that fiscal period that are allocable for purposes of the Tax Act, will be allocated to Fording and to Fording ULC to the extent earned or accrued up to the Effective Time; and

(b)	allow for the distribution contemplated in Section 3.1(h) hereof and provide that no further distributions shall be made to Fording;
the whole to be in form and substance satisfactory to Purchaser and Fording, each acting reasonably;
"Fording Meeting” means the special meeting of Securityholders to be called and held in accordance with the Interim Order for the purpose of considering the Arrangement Resolution and any adjournments or postponements thereof;
"Fording Parties” means Fording and the Fording Subsidiaries, and “Fording Party” means any one of them;
"Fording Subsidiaries” means, collectively, Fording LLC, Fording LP, Fording ULC and Acquiror, and "Fording Subsidiary” means any one of them;
"Fording Trustees” means the trustees of Fording from time to time;
"Fording ULC” means Fording (GP) ULC, an unlimited liability company organized under the Companies Act (Nova Scotia) and the general partner of Fording LP;
"Fractional Unit Interest” means the interest to which a Unitholder is entitled with respect to a fraction of a Unit;
"Governmental Entity” means any:

(a)
multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign,

(b)	Securities Authorities, self-regulatory organization or stock exchange including the NYSE and the TSX, and
(c)
any subdivision, agent, commission, board, or authority of any of the foregoing, or any quasi-governmental or private body exercising any regulatory, or expropriation or taxing authority under or for the account of any of the foregoing;

"Interim Order” means the interim order of the Court contemplated by the Arrangement Agreement in a form acceptable to Fording and Purchaser, each acting reasonably, containing declarations and directions in respect of the Arrangement and the Fording Meeting, as the same may be amended by the Court with the consent of Fording and Purchaser, each acting reasonably;
"Joint Phantom Unit Plan” means the joint phantom unit plan of Fording and Fording ULC adopted effective June 16, 2003, as amended and restated as of January 1, 2006;
"Laws” means all laws, by-laws, rules, regulations, orders, rulings, ordinances, protocols, codes, guidelines, notices, directions and judgments of any Governmental Entity, including applicable corporate and securities laws and the rules and regulations of the TSX and the NYSE;
"Legacy Subsidiaries” means collectively, 627066 Alberta Ltd., Ardley Coal Limited, Fording Coal Limited, Beachpoint Holdings Ltd., 1237207 Alberta ULC, Bitmen Resources Inc. and Fording Amalco Inc.;
"Letter of Transmittal” means the letter of transmittal forwarded by Fording to Unitholders in connection with the Arrangement, in the form accompanying the Proxy Circular;
"New Amended and Restated Declaration of Trust” means the New Amended and Restated Declaration of Trust of Fording that will provide, among other things:
(a)	that, at the time specified in this Plan of Arrangement, the Fording Trustees will be deemed to resign and the Corporate Trustee will be appointed and will become the sole trustee of Fording;
(b)
that the income arising within Fording for purposes of the Tax Act in 2008 up to and including the time of completion of the events described in Section 3.1 is deemed to have been made payable and paid to those holders of Units who received distributions made by Fording in 2008 on or before the Effective Date or pursuant to Sections 3.1(k), 3.1(n), 3.1(p) and 3.1(q) of this Plan of Arrangement, to the extent of such distributions, or, if such distributions in total exceed such income, then in proportion to the distributed amounts;

(c)	for creation of the Special Units; and
(d)	for certain other matters required to give effect to the Transaction;

in form and substance satisfactory to Purchaser and Fording, each acting reasonably;
"NYSE” means the New York Stock Exchange;
"Partnership” means the Elk Valley Coal Partnership, a general partnership established under the laws of the Province of Alberta;
"Phantom Unit” means a notional unit equivalent in value to a Unit at the time of grant, credited by means of a bookkeeping entry to the Phantom Unit Account of a participant in the Joint Phantom Unit Plan;
"Phantom Unit Account” means the account maintained by Fording for each participant in the Joint Phantom Unit Plan to which any Phantom Units (including Phantom Units reflecting Distribution Equivalents (as such term is defined in the Joint Phantom Unit Plan)) awarded to the participant under the Joint Phantom Unit Plan are credited;
"Plan of Arrangement” means this plan of arrangement and references to “Article” or “Section” means the specified Articles or Section of this Plan of Arrangement;
"Proxy Circular” means the management information circular to be prepared by Fording for the Fording Meeting in accordance with the Arrangement Agreement;
"Purchaser” means Teck Cominco Limited, a corporation existing under the laws of Canada;
"Purchaser Shares” means the Class B subordinate voting shares in the capital of Purchaser;
"Registrar” has the meaning ascribed thereto in the Corporate Statute;
"Residual Beneficiary” means a Person resident in Canada designated by the Purchaser to acquire Special Units from Fording pursuant to this Plan of Arrangement;
"Residual Liabilities” means all of the liabilities and other obligations of Fording existing after completion of the steps comprising this Plan of Arrangement, including all unpaid Transaction Expenses;
"Royalty” means the net profits interest computed by reference to 96% of the net production from the mines owned by the Partnership and by Elkview Mine Limited Partnership and other cash flows generated within Fording LP created by Fording LP and granted to Fording by Fording LP pursuant to the terms of the Royalty Agreement;
"Royalty Agreement” means the royalty agreement entered into between Fording and Fording LP dated December 31, 2006 which governs the Royalty;
"Royalty Agreement Amendments” means the amendments to the Royalty Agreement that will allow for the assignment of the Royalty and the rights under the Royalty Agreement and that, in the event of an assignment during a Quarter, as defined in the Royalty Agreement, the Royalty payable after the commencement of the Quarter and up to and including the date of the assignment shall deemed to accrue in equal daily increments during that Quarter, the whole to be in form and substance satisfactory to Purchaser and Fording, each acting reasonably;

"SEC” means the United States Securities and Exchange Commission, and includes any successor thereto;
"Securities Authorities” means the securities commission or similar regulatory authority in each of the provinces and territories of Canada and in the various states of the United States of America that are entitled to exercise jurisdiction over Fording or Purchaser, as applicable, and includes the SEC;
"Securityholder Consideration” means the aggregate consideration payable to the Securityholders pursuant to Sections 3.1(l), 3.1(m), 3.1(n), 3.1(p) and 3.1(q) hereof;
"Securityholders” means, collectively the Unitholders, the registered holders of Exchange Options and the registered holders of Phantom Units;
"Sixth Anniversary” means the sixth anniversary of the Effective Date;
"Share Consideration” means in respect of each whole Unit, 0.245 Purchaser Shares;
"Special Units” means the special units of Fording created pursuant to the New Amended and Restated Declaration of Trust and issued to the Residual Beneficiary pursuant to this Plan of Arrangement;
"Tax Act” means the Income Tax Act (Canada);
"Trailing D&O Coverage” has the meaning ascribed to it in the Arrangement Agreement;
"Transaction” means, collectively, the Arrangement and the other transactions contemplated by the Arrangement Agreement and in this Plan of Arrangement;
"Transaction Expenses” means all costs, expenses and fees of Fording incurred prior to or after the Effective Date in connection with, or incidental to, the Transaction, including: (i) out-of-pocket expenses of the Fording Parties relating to the transactions contemplated by the Arrangement Agreement, including legal fees, accounting fees, financial advisory fees, regulatory filing fees, stock exchange fees, all disbursements of advisors and printing, mailing and meeting costs; and (ii) the Trailing D&O Coverage;
"TSX” means the Toronto Stock Exchange;
“Unit Consideration” means in respect of each whole Unit, the sum of the Cash Consideration and the Share Consideration;
"Units” means units of Fording;
"Unitholder Rights Plan” means the Unitholder rights plan of Fording dated as of February 28, 2003, as amended and restated on May 2, 2006, between Fording and Computershare Trust Company of Canada, as rights agent; and
"Unitholders” means the registered holders of issued and outstanding Units.

1.2 Certain Rules of Interpretation
In this Plan of Arrangement:
(a)	Currency — Unless otherwise specified, all references to money amounts are to lawful currency of the United States.
(b)	Headings — Headings of Articles and Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.
(c)	Including — Where the word “including” or “includes” is used in this Plan of Arrangement, it means “including (or includes) without limitation”.
(d)	Number and Gender — Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.
(e)
Statutory References — A reference to a statute includes all rules and regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation or rule which amends, supplements or supersedes any such statute or any such regulation or rule.

(f)	Time — Time is of the essence in every matter or action contemplated hereunder.
(g)
Time Periods — Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next business day following if the last day of the period is not a business day. If the date on which any action is required to be taken hereunder by any Person is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

ARTICLE 2
EFFECT OF THE ARRANGEMENT
2.1 Arrangement Agreement
This Plan of Arrangement is made pursuant to the Arrangement Agreement.
2.2 Binding Effect
This Plan of Arrangement will become effective at the Effective Time and will be binding at and after the Effective Time on:
(a)	Fording;

(a)	Fording LP;

(b)	Fording ULC;

(c)	The Fording Trustees and the Fording Directors, in their capacities as trustees of Fording and directors of Fording ULC, as applicable;

(d)	the Purchaser;

(e)	the Acquiror;

(f)	all Unitholders and beneficial owners of Units and Special Units (including Dissenting Unitholders and the Residual Beneficiary);

(g)	all registered holders of Exchange Options and beneficial owners of Exchange Options;

(h)	all registered holders of Phantom Units and beneficial owners of Phantom Units;

(i)	the registrar and transfer agent in respect of the Units;

(j)	the Dissenter Trustee; and

(k)	the Depository.
ARTICLE 3
ARRANGEMENT
3.1 Events Occurring Within the Plan
Commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur, except as otherwise expressly noted, two minutes apart and in the following order without any further authorization, act or formality required on the part of any Person, except as expressly provided herein:
(a)	The Unitholder Rights Plan will terminate and be of no further force or effect;

(b)	The Fording LP Agreement Amendments shall become effective;

(c)	The Royalty Agreement Amendments shall become effective;

(d)	The New Amended and Restated Declaration of Trust shall become effective;

(e)
The Residual Beneficiary will acquire from Fording 10 Special Units for cash consideration per Special Unit equal to the closing price of the Units on the TSX on the second business day prior to the Effective Date;

(f)	Each of the Fording Trustees will be deemed to have resigned and the Corporate Trustee will be appointed and become the sole trustee of Fording;

(g)	Each of the Fording Directors will be deemed to have resigned whereupon the directors of Fording ULC shall be those Persons designated by the Purchaser;

(h)
Immediately before the time that the transaction described in Section 3.1(i) occurs, Fording LP will make a distribution to Fording in an amount equal to all debts owing by Fording to Fording LP, and will make such distribution by offset against such debts;

(i)
Acquiror will purchase from Fording, and Fording will transfer to Acquiror, all of the limited partnership interest in Fording LP held by Fording and all of the issued and outstanding equity securities of Fording ULC held by Fording at a price equal to the amount described in Section 3.1(j)(vi) hereof in consideration for the issuance by Acquiror to Fording of 10,000,000 common shares of Acquiror, and at the time of the purchase, Fording will cease to be a member of Fording LP;

(j)
Fording will transfer to Purchaser, and Purchaser will purchase from Fording, the Royalty (including all rights under the Royalty Agreement, other than any amount of Royalty accrued but not paid up to the Effective Time), all of the issued and outstanding equity securities of Acquiror, and all of the issued and outstanding equity securities of the Legacy Subsidiaries held by Fording at the Effective Time, in consideration of the payment by Purchaser to Fording of

(i)	the Securityholder Consideration, plus

(ii)	the payment by Purchaser to Fording of sufficient cash to enable Fording, when such additional cash is combined with its otherwise available cash, to make the Final Unitholder Distribution, plus

(iii)	the assumption by the Purchaser of the Residual Liabilities, which consideration will be allocated as follows:
(iv)	an amount equal to the fair market value of each of the securities described in paragraph (d) of the definition of “Acquired Assets” will be allocable to those securities,

(v)	97% of the remaining consideration will be allocated to the purchase of the Royalty and the rights under the Royalty Agreement from Fording, and

(vi)	3% of the remaining consideration will be allocated to the purchase of all of the equity securities of Acquiror;
and after the purchase and transfers described in this Section 3.1(j) and the transfers described in Section 3.1(r), none of Fording, the Fording Trustees, the Fording Directors or any of their respective successors or assigns will have any rights, liabilities or obligations in connection with the Acquired Assets;
(k)
Fording will make the Final Unitholder Distribution by distributing to each Unitholder (including Dissenting Unitholders) that was a Unitholder at the last moment in time prior to the Effective Time, in respect of each Unit then held, its pro-rata portion of the Final Unitholder Distribution by paying such amount to the Unitholder, in the case of Unitholders other than Dissenting Unitholders, and by paying such amount to the Dissenter Trustee, in the case of Dissenting Unitholders, in each case less amounts withheld in respect of the distribution pursuant to Section 5.4 of this Plan of Arrangement;

(l)
Each holder of an Exchange Option issued and outstanding immediately prior to the Effective Time shall be deemed to have exercised such holder’s Unit Appreciation Rights, as defined in the Exchange Option Plan, pursuant to the Notice of Exercise thereunder, in exchange for the payment by Fording to such registered holder, for each Exchange Option held by such holder, of an amount in cash equal to the difference between the Unit Consideration and the Exercise Price of such Exchange Option (less any amounts withheld pursuant to Section 5.4 of this Plan of Arrangement), and thereafter all of the Exchange Options will be terminated and none of the former holders of Exchange Options, Fording, the Fording Trustees, the Fording Directors, the Fording Subsidiaries, Purchaser, Acquiror or any of their respective successors or assigns will have any rights, liabilities or obligations in connection with such Exchange Options. For the purpose of this Section 3.1(l) and Section 3.1(n), the cash value of the Share Consideration component of the Unit Consideration shall be the weighted average trading price per share of the Purchaser Shares on the NYSE on the second last business day prior to the Effective Date;

(m)
The Effective Date shall be deemed to be a Mandatory Payment Date (as defined in the Joint Phantom Unit Plan) and at the Effective Time all of the then issued and outstanding Phantom Units shall be deemed to have vested and each holder of Phantom Units at the Effective Time shall be deemed to have elected pursuant to Section 5.4(d) of the Joint Phantom Unit Plan to redeem all Phantom Units credited to such holder’s Phantom Unit Account for an amount per Phantom Unit equal to the Unit Consideration, and Fording shall pay and transfer to such holder the Unit Consideration to which such holder is entitled as a result of such deemed redemption (less any amounts withheld pursuant to Section 5.4 of this Plan of Arrangement); amounts paid by Fording in relation to Phantom Units held by Fording Directors and issued to them in that capacity will be deemed to have been paid by Fording on behalf of Fording ULC and deemed to have been funded by way of a capital contribution by Fording to Acquiror and immediately thereafter, by way of a capital contribution by Acquiror to Fording ULC and thereafter all of the Phantom Units will be terminated and none of the former holders of Phantom Units, Fording, the Fording Trustees, the Fording Directors, the Fording Subsidiaries, Purchaser, Acquiror or any of their respective successors or assigns will have any rights, liabilities or obligations in connection with such Phantom Units;

(n)
Each Fractional Unit Interest will be acquired by Fording in consideration of the payment to the holder thereof of a cash amount equal to that portion of the Unit Consideration equal to the proportion that the Fractional Unit Interest represents of a whole Unit (less any amounts withheld pursuant to Section 5.4 of this Plan of Arrangement) and thereafter, none of the former holders of Fractional Unit Interests, Fording, the Fording Trustees, the Fording Directors, the Fording Subsidiaries, Purchaser, Acquiror or any of their respective successors or assigns will have any rights, liabilities or obligations in connection with the Fractional Unit Interests;

(o)
The Exchange Option Plan, the Joint Phantom Unit Plan and the Fording DRIP will terminate and thereafter, none of the former holders of Fractional Unit Interests, Fording, the Fording Trustees, the Fording Directors, the Fording Subsidiaries, Purchaser, Acquiror or any of their respective successors or assigns will have any further liability or obligation to the Securityholders under such plans or agreements and the Securityholders will have no further rights under such plans or agreements;

(p)
Fording will distribute in respect of each issued and outstanding whole Unit held by each Unitholder at the Effective Time (including Units held by Dissenting Unitholders but excluding the Special Units held by the Residual Beneficiary), as a payment in respect of the capital interest in Fording represented by the Unit, and not as proceeds of disposition of that capital interest, an amount per Unit equal to:

(i)	the Unit Consideration, less
the total of:
(ii)	any amounts in respect of the Unit withheld pursuant to Section 5.4 of this Plan of Arrangement in respect of the amounts described in Section 3.1(p)(i) above and Section 3.1(q) below, plus

(iii)	0.001 of a Purchaser Share
by paying and transferring such amount to the Unitholder in the case of Unitholders other than Dissenting Unitholders, and by paying such amount to the Dissenter Trustee in the case of Dissenting Unitholders;
(q)
Each issued and outstanding whole Unit held by a Unitholder at the Effective Time (including Units held by Dissenting Unitholders that have exercised their Dissent Rights but excluding Special Units held by the Residual Beneficiary) will be purchased by Fording for cancellation from the Unitholder without any further act or formality and free and clear of all encumbrances (other than obligations in respect of Dissent Rights in the manner set out in Article 4) in consideration of the payment by Fording to the Unitholder in respect of each Unit then held of an amount per Unit equal to 0.001 of a Purchaser Share with such amount to be paid to the Unitholder in the case of Unitholders other than Dissenting Unitholders, and by paying such amount to the Dissenter Trustee in the case of Dissenting Unitholders, and thereafter all such Units will be cancelled and none of the former Unitholders (registered or beneficial), Fording, the Fording Trustees, the Fording Directors, the Fording Subsidiaries, Purchaser, Acquiror or any of their respective successors or assigns will have any rights, liabilities or obligations in connection with such Units (other than the obligations in respect of Dissent Rights in Article 4); and

(r)
All of the other assets of Fording following the completion of the steps comprising this Plan of Arrangement, including the right to amounts under the Royalty accrued but not paid up to the Effective Time and any other Acquired Assets not transferred to the Purchaser pursuant to Section 3.1(j), but excluding the rights of Fording under the Arrangement Agreement, will be transferred by Fording to Purchaser with such transfer occurring as a reduction of the consideration paid by Purchaser in respect of the purchase of assets pursuant to Section 3.1(j) hereof and in an amount equal to the fair market value of the assets transferred under this Section 3.1(r), and the reduction of the consideration will be allocated in the same manner as described in Section 3.1(j) hereof.

In addition to the amendments to the Declaration of Trust described in the definition of “New Amended and Restated Declaration of Trust”, the Declaration of Trust shall be, and shall be deemed to be, amended to the extent necessary to facilitate the Arrangement and the steps and transactions in this Plan of Arrangement concurrent with the occurrence of each of such steps and transactions.
ARTICLE 4
DISSENTING UNITHOLDERS
4.1 Dissenting Unitholders
Each Unitholder shall have the right to dissent with respect to the Arrangement as provided in Section 191 of the Corporate Statute as though its Units were shares of a corporation governed by the Corporate Statute, but as modified by the terms of this Plan of Arrangement and the Interim Order, provided that:
(a)
notwithstanding Section 191(5) of the Corporate Statute, the written objection to the Arrangement Resolution referred to in Section 191(5) of the Corporate Statute must be received by Fording not later than 5:00 p.m. (Calgary time) on the business day that is two business days prior to the date of the Fording Meeting (as it may be adjourned or postponed from time to time);

(b)	Unitholders who duly exercise their Dissent Rights and who:
(i)
are ultimately entitled to be paid the fair value of their Units shall, notwithstanding the provisions of Section 191 of the Corporate Statute, be deemed to have participated in the Arrangement on the same basis as a non-Dissenting Unitholder and upon payment to the Dissenter Trustee (less any amounts withheld pursuant to Section 5.4 of this Plan of Arrangement) shall be deemed to have received and been paid the amounts described in Sections 3.1(k), 3.1(p) and 3.1(q) of this Plan of Arrangement in respect of each Unit held, and shall be deemed to have transferred their Units free and clear of all encumbrances to Fording concurrently with the transfer described in Section 3.1(q) of this Plan of Arrangement and will be entitled to be paid the fair value of their Units, and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such Unitholders not exercised their Dissent Rights in respect of such Units; or

(ii)
are ultimately not entitled to be paid the fair value for their Units shall, notwithstanding the provisions of Section 191 of the Corporate Statute, be deemed to have participated in the Arrangement on the same basis as a non-Dissenting Unitholder and shall be deemed to have received and been paid the amounts described in Sections 3.1(k), 3.1(p) and 3.1(q) of this Plan of Arrangement in respect of each Unit held (which payment shall be made out of the proceeds held by the Dissenter Trustee on the same terms and conditions set out in Article 5, less any amounts withheld pursuant to Section 5.4 of this Plan of Arrangement) and such Unitholder shall be deemed to have transferred their Units free and clear of all encumbrances to Fording concurrently with the transfer described in Section 3.1(q) of this Plan of Arrangement.

(c)
Any payment of fair value to which a Dissenting Unitholder is entitled shall first be made out of the proceeds paid to the Dissenter Trustee (such payment to be made on a pro rata basis to all Dissenting Unitholders) with any entitlement remaining balance to be paid to Purchaser. Any amounts continuing to be held by the Dissenter Trustee shall, following such payments, be paid to Purchaser. Purchaser shall have the right at any time to direct the Dissenter Trustee to sell all or any part of the aggregate Share Consideration portion of such consideration held by the Dissenter Trustee in such capacity at any time through a recognized stock exchange and the proceeds after deduction of expenses shall be substituted for the Share Consideration portion of the amount otherwise receivable under this Section.

(d)
In addition to any other restrictions in Section 191 of the Corporate Statute, none of the following shall be entitled to exercise Dissent Rights: (i) holders of Exchange Units; (ii) holders of Phantom Units; and (iii) Unitholders who vote, or who have or have been deemed to have instructed a proxy holder to vote, in favour of the Arrangement Resolution. The fair value of the Units shall be determined as of the close of business on the last business day before the day on which the Arrangement is approved at the Fording Meeting.

4.2 Recognition of Dissenting Unitholders
None of Fording, the Purchaser, the Acquiror, the Unitholders, the registrar and transfer agent in respect of the Units or any other Person shall be required to recognize a Dissenting Unitholder as a holder of Units from and after the Effective Time, nor as having any interest in Fording. The names of Dissenting Unitholders shall be deleted from the register of holders of Units maintained by the Fording at the same time as the event described in Section 3.1(q).
4.3 Dissent Rights Pursuant to the Declaration of Trust
For the avoidance of doubt, the Dissent Rights shall be in lieu of and not in addition to any dissent or similar rights which Unitholders may have under the Declaration of Trust and any purported exercise of any dissent or similar rights under the Declaration of Trust shall be void ab initio.
ARTICLE 5
CERTIFICATES AND PAYMENTS
5.1 Payment of Consideration
(a)
On or before the Effective Date, in satisfaction of its payment obligations under this Plan of Arrangement, Purchaser shall, in accordance with the Arrangement Agreement, deposit with the Depository in escrow for the benefit of Securityholders (and the Dissenting Trustee), the Securityholder Consideration and the amount payable under Section 3.1(j)(ii). Upon surrender to the Depository for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Units that were purchased for cancellation under this Plan of Arrangement, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Purchaser or the Depository may reasonably require, the Unitholder of such surrendered certificate shall be entitled to receive in exchange therefor, and Fording shall cause the Depository to deliver to such Unitholder, a cheque (or other form of immediately available funds) representing the Cash Consideration to which such Unitholder is entitled under this Plan of Arrangement for such Units and, subject to Section 5.3, a certificate representing the Share Consideration to which such Unitholder is entitled under this Plan of Arrangement for such Units, less any amounts withheld pursuant to Section 5.4 of this Plan of Arrangement, and any certificate so surrendered shall forthwith be cancelled. The cash deposited with the Depository shall be held in an interest-bearing account, and any interest earned on such funds shall be for the account of Purchaser. Prior to the time of surrender of any certificate which immediately prior to the Effective Time represented Units, any dividends or other distributions declared or made with respect to the Purchaser Shares to which such the former Unitholder is entitled with a record date on or after the Effective Date will be made or paid to the Depository to be held by it in trust for such holder. All monies so held in trust by the Depository shall be deposited in an interest-bearing account and any interest earned on such funds shall be for the account of Purchaser. Subject to applicable law and Section 5.1(b), at the time a certificate is so surrendered, there shall in addition to the delivery of a certificate representing Purchaser Shares and the cash to which the applicable former Unitholder is entitled, be delivered to such former Unitholder, without interest, the amount of the dividend or other distribution with a record date after the Effective Date theretofore paid with respect to such Purchaser Shares. The Depository shall transfer the Securityholder Consideration and the Final Unitholder Distribution in respect of the Dissenting Unitholders to the Dissenting Trustee.

(b)
Until surrendered as contemplated by this Article 5, each certificate which immediately prior to the Effective Time represented Units shall be deemed after the Effective Time to represent only the right to receive upon such surrender the payments due under this Plan of Arrangement in lieu of such certificate, as contemplated in this Plan of Arrangement, less any amounts withheld pursuant to Section 5.4 of this Plan of Arrangement. Any such certificate formerly representing Units not duly surrendered on or before the Sixth Anniversary shall cease to represent a claim by or interest of any former Unitholder of any kind or nature against or in Fording, Purchaser or the Acquiror. On the Sixth Anniversary: (i) all cash to which such former holder was entitled shall be deemed to have been surrendered and forfeited to Purchaser for no consideration; and (ii) the certificates representing the Purchaser Shares to which such former Unitholder was entitled shall be delivered to the Purchaser for cancellation and shall be cancelled by the Purchaser and the interest of such former holder in the Purchaser Shares, together with all entitlements to dividends and distribution thereon, represented by such certificates shall be deemed to have been surrendered and forfeited to Purchaser for no consideration.

(c)
On or as soon as practicable after the Effective Date, the Depository shall deliver on behalf of Fording to each holder who immediately before the Effective Time was a holder of Exchange Options, or a holder of Phantom Units as reflected on the books and records of Fording, a cheque (or other form of immediately available funds) representing the cash which such holder is entitled in accordance with Sections 3.1(l), 3.1(m) and 3.1(n) and in the case of Section 3.1(m) also a certificate representing the Share Consideration portion of the Unit Consideration against receipt of such documentation as the Purchaser or Fording may reasonably require acknowledging the exercise and/or termination of the Exchange Options or Phantom Units, as the case may be, held by such holder.

(d)
Any payment made by way of cheque by the Depository on behalf of Fording that has not been deposited or has been returned to the Depository or that otherwise remains unclaimed on or before the Sixth Anniversary, and any right or claim to payment hereunder that remains outstanding on the Sixth Anniversary shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the consideration for Exchange Options or Phantom Units, as the case may be, pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited (in the case of Purchaser Shares, together with all entitlements to dividends and distributions thereon) to Purchaser for no consideration.

5.2 Lost Certificates
In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Units that were purchased pursuant to Section 3.1(q) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depository will issue in exchange for such lost, stolen or destroyed certificate, cash deliverable in accordance with such holder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such cash is to be delivered shall as a condition precedent to the delivery of such cash, give a bond satisfactory to the Purchaser and the Depository (acting reasonably) in such sum as Purchaser may direct, or otherwise indemnify Purchaser and Fording in a manner satisfactory to Purchaser and Fording, against any claim that may be made against Purchaser and Fording with respect to the certificate alleged to have been lost, stolen or destroyed.
5.3 Fractional Purchaser Shares
(a)
Each fractional interest in a Purchaser Share, which would otherwise be distributed to a registered Unitholder pursuant to Sections 3.1(m), 3.1(n), 3.1(p) and 3.1(q) (after aggregating all Purchaser Shares otherwise distributable to such registered Unitholder) will be distributed to the Depository as agent for such registered Unitholder and each such registered Unitholder will receive a cash payment in Canadian dollars equal to such registered Unitholder’s pro rata portion of the net proceeds after expenses received by the Depository upon the sale of whole Purchaser Shares, representing an accumulation of all fractional interests in Purchaser Shares to which all such registered Unitholders would otherwise be entitled pursuant to Sections 3.1(m), 3.1(n), 3.1(p)and 3.1(q), less any amounts withheld pursuant to Section 5.4.

(b)
The Depository shall cause to be sold, on behalf of the affected Unitholders, all Purchaser Shares described in Section 5.3(a) through the facilities of any stock exchange upon which the Purchaser Shares are then listed as soon as reasonably practicable following the Effective Date on such dates and at such prices as the Depository determines in its sole discretion. None of Fording, the Fording Trustees, the Fording Directors, the Fording Subsidiaries, Purchaser, Acquiror, the Depository or any of their successors or assigns shall be liable for any loss arising out of any such sales.

(c)
The aggregate net proceeds after expenses of such sales, less any amounts withheld pursuant to Section 5.4, shall be distributed by the Depository among the persons entitled to receive same as provided in Section 5.3(a) with amounts that would otherwise be payable to Dissenting Unitholders payable to the Dissenting Trustee. No dividend, distribution, split or other change in the capital structure of Purchaser will have any effect on any Purchaser Shares mentioned in Section 5.3(a) and such securities will not entitle the holder thereof to exercise any rights as a security holder of Purchaser.

5.4 Withholding Taxes
Fording, the Fording Subsidiaries , Acquiror and Purchaser (and the Depository and Dissenter Trustee on behalf of Fording) shall be entitled to deduct and withhold from any amount payable hereunder, all Taxes which any of Fording, the Fording Subsidiaries, Acquiror and Purchaser (and the Depository and Dissenter Trustee on behalf of Fording), as applicable, are required to deduct and withhold under any provision of Tax Laws. Any such withheld amounts shall be timely remitted by Fording, the Fording Subsidiaries, Acquiror and Purchaser (and the Depository and Dissenter Trustee on behalf of Fording), as applicable, to the appropriate Governmental Entity. All such withheld amounts shall be deemed to have been paid to the applicable Securityholders hereunder and shall be deemed to be of the same quality and nature in respect of a Securityholder as the payment from which the deduction and withholding was made.
ARTICLE 6
AMENDMENTS
6.1 Amendments
Fording reserves the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time provided that any such amendment, modification or supplement must be contained in a written document that is:
(a)	filed with the Court and, if made following the Fording Meeting, approved by the Court;

(b)	communicated to Unitholders in the manner required by the Court (if so required); and

(c)	approved by the Purchaser.
6.2 Effectiveness of Amendments Made Prior to or at the Fording Meeting
Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Fording at any time prior to or at the Fording Meeting (provided that the Purchaser shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Securityholders voting at the Fording Meeting (other than as may be required under the Interim Order) shall become part of this Plan of Arrangement for all purposes.
6.3 Effectiveness of Amendments Made Following the Fording Meeting
(a)
Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Fording Meeting shall be effective only if: (i) it is consented to by each of Fording and the Purchaser (in each case, acting reasonably); and (ii) if required by the Court, it is consented to by holders of some or all of the Securityholders voting in the manner directed by the Court.

(b)
Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Purchaser, provided that it concerns a matter which, in the reasonable opinion of the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic or financial interests of any former holder of Units, Exchange Options or Phantom Units.

ARTICLE 7
FURTHER ASSURANCES
7.1 Further Assurances
Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.
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SCHEDULE “B”
CONSENTS AND APPROVALS
1.	Canada Transportation Act Filing and Approval — Notification of the Transaction provided to the Minister of Transport pursuant to section 53.1(1) of the Canada Transportation Act (the “CTA”) and
(a)
The Minister of Transport within 42 days of receiving notification of the Transaction gives notice pursuant to section 53.1(4) of the CTA of his opinion that the Transaction does not raise issues with respect to the public interest as it relates to national transportation; or

(b)	The Governor in Council approves the Transaction pursuant to Section 53.2(7) of the CTA.
2.
European Commission Filing and Approval — Notification to the European Commission provided pursuant to Article 4(1) of the EC Merger Regulation (Council Regulation 139/2004/EC) and a clearance decision shall have been issued by the European Commission under either Article 6(1)(a), Article 6(1)(b) or Article 6(2) of the EC Merger Regulation.

3.
Further Competition Pre-merger Filings and Approvals — Notifications, applications and filings to and receipt of approvals and clearances from the applicable Governmental Entity or other responsible authority pursuant to merger control legislation in each of the following countries:

(a)	Brazil;

(b)	People’s Republic of China (China);

(c)	Japan;

(d)	Republic of Korea (South Korea); and

(e)	Turkey.

SCHEDULE “C”
MATERIAL PURCHASER ENTITIES
1.	AurCay Holdings Inc.

2.	Canada Tungsten (Cayman) Inc.

3.	Teck Financial Ltd.

4.	Teck Base Metals Ltd.

5.	Teck Cominco Metals Ltd.

6.	Teck Cominco Coal Partnership

7.	Cominco Mining Partnership

8.	Teck Cominco American Incorporated

9.	Teck Cominco Alaska Incorporated

10.	Highland Valley Copper Partnership

11.	Fort Hills Energy Limited Partnership

12.	Compania Minera Quebrada Blanca S.A.

13.	Carmen de Andacollo S.A.

14.	Compañía Minera de Antamina S.A.